     As filed with the Securities and Exchange Commission on July 16, 1998

                                                    Registration No. 333-57961


------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                Amendment No. 1
                                       To

                                    FORM S-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                -----------------

                          STONE & WEBSTER, INCORPORATED
             (Exact Name of Registrant as Specified in Its Charter)

     DELAWARE                            8711                    13-5416910
(State or Other Jurisdiction of (Primary Standard Industrial (I.R.S. Employer Incorporation or Organization) Classification Code Number) Identification No.)

                                245 Summer Street
                           Boston, Massachusetts 02210
                                 (617) 589-5111

   (Address, Including ZIP Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)


                                 JAMES P. JONES
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                          STONE & WEBSTER, INCORPORATED
                                245 Summer Street
                           Boston, Massachusetts 02210
                                 (617) 589-5111

 (Name, Address, Including ZIP Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                 with copies to:
                             Steven N. Farber, Esq.
                            Marc A. Rubenstein, Esq.
                               Palmer & Dodge LLP
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 573-0100

        Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger described in the enclosed Prospectus and Proxy Statement have been satisfied or waived.

                         ------------------------------

                          (continued on following page)

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

      This Registration Statement includes two prospectuses: (i) a prospectus and proxy statement containing information about the proposed acquisition by Registrant of Power Technologies, Inc. and covering the shares of Common Stock and the Rights to be issued by the Registrant in connection with such transaction and (ii) a "base" prospectus covering the remaining shares of Common Stock that may be issued from time to time by the Registrant under this Registration Statement pursuant to Rule 415 under the Securities Act of 1933 in connection with transactions of the type described in General Instruction A to Form S-4.

                            POWER TECHNOLOGIES, INC.
                               1482 Erie Boulevard
                        Schenectady, New York 12301-1058
                                                                   July __, 1998

Dear Shareholder and/or ESOP Participant:

      You are cordially invited to attend the annual meeting of shareholders of Power Technologies, Inc. ("PTI") to be held at 3:00 p.m. on August 11, 1998 at the offices of PTI, located at 1482 Erie Boulevard, Schenectady, New York.

      The principal purposes of the meeting will be (i) to elect a class consisting of four directors of PTI, (ii) to consider and vote on a proposal to amend the Certificate of Incorporation of PTI to limit the liability of the directors of PTI to PTI and the shareholders of PTI for certain breaches of fiduciary duties, and (iii) to consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger dated as of April 20, 1998 (the "Merger Agreement") which provides for the merger (the "Merger") of Stone & Webster Acquisition Corp. (the "Merger Sub"), a wholly-owned subsidiary of Stone & Webster, Incorporated ("SWI"), with and into PTI, with PTI (the "Surviving Corporation") surviving as a wholly-owned subsidiary of SWI.

      Under the terms of the Merger Agreement, if the Merger is consummated, the outstanding shares of each class of common stock of PTI, par value $.10 per share (the "PTI Common Stock"), will be converted into the right to receive, in the aggregate, the following consideration:

      (a) a number of shares of common stock of SWI, par value $1.00 per share ("SWI Common Stock"), equal to (1) the lesser of 1.5 times the stockholders' equity of PTI at December 31, 1997 and $9,000,000, divided by (2) the average of the closing prices of SWI Common Stock as reported in the New York Stock Exchange (the "NYSE") Composite Transactions for the 30 trading days ending on the third trading day prior to the closing date (the "Closing Market Value");

      (b) the right to receive additional shares of SWI Common Stock, up to a maximum number of shares equal to $8,000,000 divided by the Closing Market Value (the "Contingent Shares"), if and to the extent that certain milestones based on the cumulative net income of the Surviving Corporation before deducting taxes (as determined under the Merger Agreement) during the period from January 1, 1998 to December 31, 2002 are achieved;

      (c) if Contingent Shares are payable and certain other circumstances described in the Merger Agreement exist, additional shares of SWI Common Stock up to a maximum number of shares equal to $500,000 divided by the average of the closing prices of SWI Common Stock as reported in the NYSE Composite Transactions for the period of ten trading days ending on the third trading day before such shares would be distributed; and

      (d) if the Surviving Corporation receives income from PTI's "Transasia" project as described in the Merger Agreement, the income received by the Surviving Corporation net of all taxes and costs of collecting and administering such income, not to exceed 20% of the value of the other Merger Consideration.

The Merger Agreement and certain financial and other information concerning SWI and PTI are included in the enclosed Prospectus and Proxy Statement. Please review the Prospectus and Proxy Statement carefully.

      The Board of Directors believes that the Merger is in the best interests of the shareholders of PTI and has unanimously approved the Merger.

      We appreciate the loyalty and support our shareholders have demonstrated over the years. We hope that you will continue this support by voting FOR the Merger proposal now. Approval of the Merger requires the affirmative vote of the holders of two-thirds of all of the outstanding PTI Common Stock and the separate affirmative vote of the holders of a majority of each class of PTI Common Stock. Therefore, regardless of the number of shares you may own, it is important that your shares be represented at the meeting. Accordingly, whether or not you plan to attend the meeting, please promptly complete and sign the following documents and return them in the envelope provided: (i) the enclosed proxy card, (ii) if you are a participant in PTI's Employee Stock Ownership Plan (the "ESOP"), the enclosed voting instructions which direct the ESOP Trustee how to vote your allocated shares held by the ESOP, and (iii) two copies of the enclosed Shareholders' Committee Agreement which authorizes a shareholders' committee to represent your interests in connection with the Merger following the Closing.


                                          Sincerely,
                                          [Insert Balser facsimile signature]
                                          President

            NOTE: PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES NOW.

                            POWER TECHNOLOGIES, INC.
                               1482 Erie Boulevard
                        Schenectady, New York 12301-1058

                            ------------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON AUGUST 11, 1998
                            ------------------------

      NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Power Technologies, Inc. ("PTI") will be held on August 11, 1998, at 3:00 p.m., at the offices of PTI for the following purposes which are more fully described in the attached Prospectus and Proxy Statement:

      1. To elect one class consisting of four directors of PTI;

      2. To consider and vote on a proposal to amend the Certificate of Incorporation of PTI to limit the liability of the directors of PTI to PTI and the shareholders of PTI for certain breaches of fiduciary duties; and

      3. To approve and adopt the Agreement and Plan of Merger (the "Merger Agreement") dated April 20, 1998 among PTI, the directors and certain shareholders of PTI, Stone & Webster, Incorporated ("SWI"), Stone & Webster Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of SWI, and Stone & Webster Management Consultants, Inc. and the transactions contemplated thereby including the merger of the Merger Sub with and into PTI as contemplated by the Merger Agreement, a copy of which is attached as Appendix A to the accompanying Prospectus and Proxy Statement.

      4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.


      Shareholders at the close of business on July 15, 1998 are entitled to notice of, and to vote at, the PTI Annual Meeting and any adjournment or postponement of the PTI Annual Meeting.



                                          By Order of the Board of Directors,


                                          [Insert Hirschman facsimile signature]

                                          Secretary

Schenectady, New York
July __, 1998

IT IS IMPORTANT THAT PROXIES AND OTHER MATERIALS BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY COMPLETE AND SIGN THE FOLLOWING DOCUMENTS AND RETURN THEM IN THE ENVELOPE
PROVIDED: (I) THE ENCLOSED PROXY CARD, (II) IF YOU ARE A PARTICIPANT IN PTI'S EMPLOYEE STOCK OWNERSHIP PLAN (THE "ESOP"), THE ENCLOSED VOTING INSTRUCTIONS WHICH DIRECT THE ESOP TRUSTEE HOW TO VOTE YOUR ALLOCATED SHARES HELD BY THE ESOP, AND (III) TWO COPIES OF THE ENCLOSED SHAREHOLDERS' COMMITTEE AGREEMENT WHICH AUTHORIZES A SHAREHOLDERS' COMMITTEE TO REPRESENT YOUR INTERESTS IN CONNECTION WITH THE MERGER FOLLOWING THE CLOSING.

                         Prospectus and Proxy Statement

          Stone & Webster, Incorporated            Power Technologies, Inc.
                245 Summer Street                     1482 Erie Boulevard
           Boston, Massachusetts 02210         Schenectady, New York  12301-1058
                 (617) 589-5111                         (518) 395-5000

                   PROSPECTUS                           PROXY STATEMENT
          Common Stock, $1.00 par value          For the PTI Annual Meeting of
                                                    Shareholders to be held
                                                       on August 11, 1998

      This Prospectus and Proxy Statement (the "Prospectus and Proxy Statement") is being furnished to holders of Class A Common Stock, Class B Common Stock, and Class C Common Stock, each $0.10 par value per share (collectively, "PTI Common Stock"), of Power Technologies, Inc., a New York corporation ("PTI"), in connection with the solicitation of proxies by the Board of Directors of PTI to be used at the PTI Annual Meeting of Shareholders of PTI (the "PTI Annual Meeting") to be held on August 11, 1998 and any adjournments or postponements thereof.

      The principal purposes of the PTI Annual Meeting will be (i) to elect a class consisting of four directors of PTI, (ii) to consider and vote on a proposal to amend the Certificate of Incorporation of PTI to limit the liability of the directors of PTI to PTI and the shareholders of PTI for certain breaches of fiduciary duties, and (iii) to consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger dated as of April 20, 1998 (the "Merger Agreement"), by and among Stone & Webster, Incorporated, a Delaware corporation ("SWI"), Stone & Webster Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of SWI (the "Merger Sub"), Stone & Webster Management Consultants, Inc., a New York corporation and wholly-owned subsidiary of SWI ("SWMCI"), PTI, certain shareholders of PTI (the "Principal Shareholders") and the directors of PTI who are not Principal Shareholders. The Merger Agreement provides for the merger (the "Merger") of the Merger Sub with and into PTI, with PTI (referred to as the "Surviving Corporation" following the Merger) surviving as a wholly-owned subsidiary of SWI.

      Under the Merger Agreement, the PTI shareholders will be entitled to receive in the aggregate (i) shares of SWI Common Stock, $1.00 par value per share ("SWI Common Stock"), having a value, based on the average of the closing prices of the SWI Common Stock as reported in the New York Stock Exchange (the "NYSE") Composite Transactions for the 30 trading days ending on the third day prior to the closing date (the "Closing Market Value"), equal to the lesser of
1.5 times the stockholders' equity of PTI at December 31, 1997 and $9,000,000,
(ii) depending on the extent to which certain milestones based on the cumulative net income of the Surviving Corporation before deducting taxes during the period from January 1, 1998 through December 31, 2002 (the "Contingent Period") (such cumulative net income, as determined pursuant to the Merger Agreement, is referred to as the "Final Cumulative Net Earnings") are achieved, a maximum number of additional shares of SWI Common Stock equal to $8,000,000 divided by the Closing Market Value (the "Contingent Merger Consideration"), (iii) in the event that Contingent Merger Consideration becomes payable and certain other circumstances exist, a maximum number of shares of SWI Common Stock equal to $500,000 divided by the average of the closing prices of SWI Common Stock as reported in the NYSE Composite Transactions for the ten trading days ending on the third trading day prior to the day on which such shares are paid, and (iv) if the Surviving Corporation receives income from PTI's "Transasia" project as described in the Merger Agreement, the income received by the Surviving Corporation less its costs in collecting and administering such income. As soon as practicable following the effective time of the Merger, SWI will transfer all shares of the Surviving Corporation to SWMCI so that the Surviving Corporation will become a wholly-owned subsidiary of SWMCI. The Merger Agreement is attached as

Appendix A to this Prospectus and Proxy Statement and is incorporated herein by reference.

      SWI has filed a registration statement on Form S-4 (including the exhibits and amendments thereto, the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering (i) the shares of SWI Common Stock issuable as Initial Merger Consideration in accordance with the Merger Agreement in exchange for PTI Common Stock, (ii) the right to receive the Contingent Merger Consideration and Additional Contingent Shares (the "Rights"), and (iii) certain other shares of SWI Common Stock to be issued by SWI in the future in connection with other business combinations. This Prospectus and Proxy Statement also constitutes the prospectus of SWI covering such shares of SWI Common Stock and the Rights issuable in connection with the Merger.

See "RISK FACTORS" beginning on page 10 for certain information that should be considered by PTI shareholders in deciding whether or not to vote in favor of the Merger.
                            ------------------------

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS AND PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

      The date of this Prospectus and Proxy Statement is July 16, 1998, and it is first being mailed or delivered to PTI shareholders on or about that date.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

AVAILABLE INFORMATION......................................................  1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................  1

INTRODUCTION...............................................................  3

SUMMARY....................................................................  3
      Summary Business Description.........................................  3
      The PTI Annual Meeting...............................................  4
      The Merger...........................................................  5

RISK FACTORS............................................................... 10
      Risks Relating to SWI................................................ 10
      Risks Relating to the Merger......................................... 14
      Risks Relating to PTI................................................ 16

SELECTED FINANCIAL DATA.................................................... 19
      SWI Selected Financial Data.......................................... 19
      PTI Selected Financial Data.......................................... 20

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION................. 21

COMPARATIVE PER SHARE FINANCIAL INFORMATION................................ 22

SWI MARKET PRICE AND DIVIDEND DATA......................................... 23

THE PTI ANNUAL MEETING..................................................... 24
      Record Date; Outstanding Securities.................................. 24
      Purposes of the PTI Annual Meeting................................... 24
      Voting of Shares of PTI Common Stock Held by the ESOP................ 25
      Voting of Proxies.................................................... 26
      Dissenters' Rights................................................... 26
      Solicitation of Proxies.............................................. 27
      Other Matters........................................................ 27
      Further Information.................................................. 27

THE MERGER................................................................. 28
      General.............................................................. 28
      Background of the Merger............................................. 29
      PTI's Reasons for the Merger......................................... 29
      SWI's Reasons for the Merger......................................... 30
      Manner and Basis of Converting Shares................................ 31
      Initial Merger Consideration......................................... 32
      Contingent Consideration............................................. 32
      Interests of Certain Persons in the Merger........................... 36
      Effective Time....................................................... 37
      Resales of SWI Common Stock.......................................... 37
      Shareholders' Committee.............................................. 37

THE MERGER AGREEMENT....................................................... 39
      Representations and Warranties....................................... 39
      Certain Covenants.................................................... 39
      Conditions of Merger................................................. 41
      Termination.......................................................... 42
      Termination Fee...................................................... 42
      Waiver and Amendment................................................. 42
      No Solicitation...................................................... 43
      Indemnity and Escrow................................................. 43

CERTAIN OTHER MATTERS RELATING TO THE MERGER............................... 44
      Regulatory Matters................................................... 44
      Expenses............................................................. 44
      Accounting Treatment................................................. 44
      Employee Stock Ownership Plan Contribution and
      Termination; Termination of Termination Bonus Plan and Payment
      of Accrued Benefits...................................................44

MANAGEMENT AND OTHER INFORMATION........................................... 45

CERTAIN FEDERAL INCOME TAX CONSEQUENCES.................................... 45
      Tax Consequences of the Merger....................................... 45

DESCRIPTION OF SWI......................................................... 47

SWI SHARE OWNERSHIP........................................................ 47

DESCRIPTION OF SWI CAPITAL STOCK........................................... 49
      General Description.................................................. 49
      Description of SWI Common Stock...................................... 49
      Description of SWI Preferred Stock................................... 50
      Description of SWI Series A Junior Participating Preferred Stock,
            Rights to Purchase Series A Junior Participating Preferred
            Stock and the Rights to be Issued in the Merger ............... 51

DESCRIPTION OF PTI......................................................... 51
      General.............................................................. 51
      Consulting Services.................................................. 51
      Software Products.................................................... 53
      Education/Training................................................... 53
      Specialty Hardware................................................... 54
      Operations........................................................... 54
      Employees and Consultants............................................ 55
      Directors and Officers............................................... 55

PTI MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............................. 56
      General.............................................................. 56
      Results of Operations................................................ 56
      Liquidity............................................................ 58
      Capital Resources.................................................... 59

PTI SHARE OWNERSHIP........................................................ 60

COMPARISON OF RIGHTS OF HOLDERS OF SWI COMMON STOCK
AND PTI COMMON STOCK....................................................... 61
      General.............................................................. 61
      Dividends............................................................ 61
      Vote Required for Certain Transactions; Removal of Directors......... 61
      Dissenters' Rights of Appraisal...................................... 62

      "Anti-Takeover" Provisions........................................... 62
      Corporate Action by Written Consent without a Shareholders' Meeting.. 62
      Classification of the Board of Directors............................. 63
      Number of Directors.................................................. 63
      Issuance to Officers, Directors and Employees of Rights or
         Options to Purchase Shares ....................................... 63
      Loans to Directors................................................... 63
      Inspection of Shareholders List...................................... 63
      Indemnification of Officers and Directors; Limitation of Liability... 64
      Voting Rights........................................................ 64
      Transfer Restrictions................................................ 64
      Shareholder Rights Plan.............................................. 65

LEGAL OPINIONS............................................................. 66

EXPERTS.................................................................... 66

SOLICITATION COMPENSATION.................................................. 66

OTHER MATTERS.............................................................. 66

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF PTI.........................FS-1

APPENDIX A  --    Merger Agreement.........................................A-1
APPENDIX B  --    Section 623 of the New York Business Corporation Law
                  Relating to Rights of Dissenting Holders.................B-1
APPENDIX C  --    SWI's Annual Report on Form 10-K for the Fiscal Year
                  Ended December 31, 1997..................................C-1
APPENDIX D  --    SWI's Quarterly Report on Form 10-Q for the Quarter
                  Ended March 31, 1998 ....................................D-1
APPENDIX E  --    Descriptions of SWI Series A Junior Participating
                  Preferred Stock and SWI Rights to Purchase Series A
                  Junior Participating Preferred Stock ....................E-1

APPENDIX F  --    SWI's Revised Schedule 14A Proxy Statement Pursuant to
                  Section 14(a) of the Securities Exchange Act of
                  1934 as filed with the Commission on July 8, 1998 .......F-1

                              AVAILABLE INFORMATION

      SWI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial statements and other matters. Reports, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or without charge at the Commission's World Wide Web site (http://www.sec.gov), and can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

      SWI has filed with the Commission a Registration Statement with respect to the securities offered hereby. This Prospectus and Proxy Statement also constitutes the prospectus of SWI filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus and Proxy Statement as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described above. All information included herein with respect to PTI and its shareholders has been furnished by PTI.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents heretofore filed by SWI with the Commission (File No. 1-1228) under the Exchange Act are incorporated by reference herein and, as indicated, are attached to this Prospectus and Proxy Statement:

      (1) SWI's annual report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Commission on March 30, 1998 (attached as Appendix C).

      (2) SWI's quarterly report on Form 10-Q for the quarter ended March 31, 1998, filed with the Commission on May 12, 1998 (attached as Appendix D).

      (3) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal period covered by the annual report referred to in (1) above.

      (4) The descriptions of SWI Series A Junior Participating Preferred Stock and SWI Rights to Purchase Series A Junior Participating Preferred Stock contained in its Registration Statement on Form 8-A filed with the Commission on August 16, 1996 and amended by Form 8-A/A filed with the Commission on September 24, 1996 (attached as Appendix E).

      All documents filed by SWI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and Proxy Statement and prior to the date of the PTI Annual Meeting shall be deemed to be incorporated by reference in this Prospectus and Proxy Statement and to be a part hereof from the date of filing such documents.

      Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and Proxy Statement.


      This Prospectus and Proxy Statement incorporates certain documents by reference that are not presented herein or delivered herewith. SWI undertakes to provide copies of such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference), without charge, to any person, including any beneficial owner, to whom this Prospectus and Proxy Statement is delivered, upon written or oral request to the attention of the Corporate Secretary, Stone & Webster, Incorporated, 245 Summer Street, 8th Floor, Boston, Massachusetts 02210 (telephone (617) 589-5111). In order to ensure delivery of the documents, such requests should be made by July 28, 1998.


      No person is authorized to give any information or make any representation not contained in this Prospectus and Proxy Statement, and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus and Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy the securities offered by this Prospectus and Proxy Statement or a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Prospectus and Proxy Statement nor any distribution of the securities offered pursuant to this Prospectus and Proxy Statement shall create an implication that there has been no change in the affairs of SWI or PTI since the date of this Prospectus and Proxy Statement or that the information in this Prospectus and Proxy Statement or in the documents incorporated herein by reference is correct as of any time after the dates hereof or thereof.

                                  INTRODUCTION


     This Prospectus and Proxy Statement is being furnished to the shareholders of PTI in connection with the solicitation of proxies by the PTI Board to be voted at the PTI Annual Meeting. This Prospectus and Proxy Statement is also the prospectus of SWI filed as part of the Registration Statement relating to the registration of the issuance of SWI Common Stock and the Rights to holders of PTI Common Stock pursuant to the Merger Agreement.


                                     SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information contained elsewhere in this Prospectus and Proxy Statement, including the appendices hereto. You are urged to read this Prospectus and Proxy Statement, the Merger Agreement, which is attached hereto as Appendix A and incorporated herein by reference, and the other appendices attached hereto in their entirety. Cross-references in this summary are to captions in this Prospectus and Proxy Statement. Certain capitalized terms used in this summary are defined in this Prospectus and Proxy Statement.


     Certain of the information contained in this Prospectus and Proxy Statement, including documents incorporated by reference, may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements as to the benefits and synergies expected to be realized as a result of the Merger. See "The Merger -- Background of Merger"; "-- PTI's Reasons for the Merger"; "-- SWI's Reasons for the Merger"; and "The PTI Annual Meeting -- Purposes of the Annual Meeting -- The Merger Agreement." There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include but are not limited to those set forth in this Prospectus and Proxy Statement under the caption "Risk Factors."


Summary Business Description

SWI and Merger Sub

      SWI was incorporated as a Delaware corporation in 1929. SWI, through its subsidiaries, is principally engaged in providing professional engineering, construction and consulting services. Subsidiaries of SWI also own cold storage warehousing facilities in Atlanta and Rockmart, Georgia, own and operate office buildings in Boston, Massachusetts and Houston, Texas, and develop, take ownership interests in and operate projects for which they may provide engineering, construction and other services. Services of the nature inherent in these businesses are provided to clients and customers. Merger Sub is a wholly-owned subsidiary of SWI and was incorporated in Delaware on February 18, 1998. Merger Sub is not engaged in any operating activity. SWI's principal executive offices are located at 245 Summer Street, Boston, Massachusetts 02210. Its telephone number is (617) 589-5111.

PTI

      PTI was incorporated as a New York corporation in 1969 to serve the analytical engineering needs of the electric power industry in the areas of power system analysis, design, and operation. PTI and its subsidiaries are engaged primarily in providing consulting services, software products, educational programs, and special hardware products to utilities, large industrial companies, research organizations, regulators, reliability councils, consultants, universities and power marketers. PTI's consulting services span the range of activities related to utility and industrial power system engineering and are provided in four areas of technology: system planning and operation, transmission and distribution, generation and competitive power market solutions. PTI conducts its business directly and through subsidiaries, joint ventures and a network of sales representatives. Approximately 45% of PTI's business is from customers outside of the United States. PTI's principal executive offices are located at 1482 Erie Boulevard, P.O. Box 1058, Schenectady, New York 12301-1058. Its telephone number is (518) 395-5000.

The PTI Annual Meeting

The Meeting


      The PTI Annual Meeting will be held on August 11, 1998, at 3:00 p.m., at the principal executive offices of PTI. At the PTI Annual Meeting, the shareholders of PTI will be asked to (i) elect a class consisting of four directors of PTI, (ii) consider and vote on a proposal to amend the Certificate of Incorporation of PTI to limit the liability of the directors of PTI to PTI and the shareholders of PTI for certain breaches of fiduciary duties, and (iii) consider and vote on a proposal to approve and adopt the Merger Agreement. The holders of Class A Common Stock and Class C Common Stock of PTI are entitled to vote with respect to all matters presented at the PTI Annual Meeting; however, the holders of Class B Common Stock of PTI are entitled to vote only with respect to the approval of the Merger Agreement. The holders of shares of PTI at the close of business on July 15, 1998 (the "Record Date") are entitled to notice of and to vote at the PTI Annual Meeting. At such date, 246,232.73 shares of Class A Common Stock, 50,552.34 shares of Class B Common Stock and 22,100 shares of Class C Common Stock were outstanding.


Quorum; Required Votes


      The presence, in person or by proxy, at the PTI Annual Meeting of the holders of a majority of the shares of Class A and Class C Common Stock of PTI outstanding as of the Record Date is necessary to constitute a quorum at the meeting; however, consideration of the Merger requires a quorum consisting of a majority of all shares of PTI Common Stock outstanding as of the Record Date and a separate majority of each class of PTI Common Stock outstanding as of the Record Date. Each share of PTI Common Stock entitles the holder thereof to one vote at the PTI Annual Meeting for each matter with respect to which such share entitles the holder thereof to vote. At the PTI Annual Meeting, the directors will be elected by a plurality of the votes cast by the holders of Class A and Class C PTI Common Stock at the PTI Annual Meeting (the highest number of votes cast even if less than a majority) if a quorum is present. The affirmative vote of holders of a majority of the outstanding Class A and Class C Common Stock of PTI is required to approve and adopt the proposed amendment to PTI's Certificate of Incorporation (the "Certificate Amendment"). The affirmative vote of the holders of two-thirds of all outstanding shares of PTI Common Stock and the affirmative vote of the holders of a majority of each class of PTI Common Stock, voting as a separate class, is required to approve and adopt the Merger Agreement. Abstentions will be counted for purposes of determining a quorum but will have the effect of votes against the adoption and approval of the Merger Agreement and the Certificate Amendment. Shares not represented at the PTI Annual Meeting will also have the effect of votes against the adoption and approval of the Merger Agreement and the amendment to PTI's Certificate of Incorporation. SWI and its directors and executive officers do not own any shares of PTI Common Stock. The officers and directors of PTI collectively own beneficially approximately 32.7% of the shares of PTI Common Stock outstanding as of the Record Date and have agreed to vote such shares in favor of the approval and adoption of the Merger Agreement. See "PTI Share Ownership."


Voting of Shares of PTI Common Stock Held by the ESOP

      Pursuant to the terms of PTI's Employee Stock Ownership Plan (the "ESOP"), the participants in the ESOP are entitled to direct the trustee of the ESOP how to vote shares of Class C Common Stock which are held by the ESOP and have been allocated to their respective accounts. The ESOP provides that the ESOP trustee must vote any unallocated shares in proportion to the votes cast on each issue by the participants in the ESOP. As a result, if participants in the ESOP direct the ESOP trustee to vote more allocated shares in favor of the Merger than against the Merger, the separate class vote of the Class C PTI Common Stock will be satisfied. A form for participants to direct the ESOP trustee how to vote shares allocated to their accounts ("Voting Instructions") is enclosed with this Prospectus and Proxy Statement. An ESOP participant may change his or her direction to the ESOP trustee by submitting new Voting Instructions prior to the date of the PTI Annual Meeting.

Proxies

      The authority granted by an executed proxy may be revoked at any time before its exercise by filing with the Secretary of PTI a written revocation or a duly executed proxy bearing a later date or by voting in person at the meeting. Shares represented by valid proxies will be voted in accordance with the specifications in the proxies. If no specifications are made, the proxies will be voted to approve the proposals set forth in the proxy in accordance with the recommendation of the PTI Board of Directors. See "The PTI Annual Meeting -- Voting of Proxies."

Dissenters' Rights

      Under New York law, holders of PTI Common Stock may elect to have the "fair value" of their shares (determined in accordance with New York law) judicially appraised and paid to them if the Merger is consummated. To exercise this right, holders of PTI Common Stock must deliver to PTI a written demand for payment before the taking of the vote, must not vote to adopt the Merger Agreement and must comply with the other requirements of Section 623 of the New York Business Corporation Law (the "NYBCL"), a copy of which is attached hereto as Appendix B. A failure to properly and timely make a demand or a failure to strictly comply with the requirements of Section 623 will preclude a holder from exercising such rights. See "The PTI Annual Meeting -- Dissenters' Rights."

The Merger

Terms of the Merger

      SWI's acquisition of PTI is structured as a merger of the Merger Sub into PTI. Immediately following the Merger, PTI will be the Surviving Corporation and will be a wholly-owned subsidiary of SWI. As soon as practicable following the effective time of the Merger (the "Effective Time"), SWI will transfer all shares of the Surviving Corporation to SWMCI so that the Surviving Corporation will become a wholly-owned subsidiary of SWMCI. In connection with the Merger, the holders of PTI Common Stock will be entitled to receive the following consideration (collectively, the "Merger Consideration"):

o the "Initial Merger Consideration" which is a maximum number of shares of Common Stock of SWI, $1.00 par value per share ("SWI Common Stock"), equal to (i) the lesser of 1.5 times the stockholders' equity of PTI at December 31, 1997 and $9,000,000, divided by (ii) the average of the closing price of the SWI Common Stock (the "Closing Market Value") as reported in the NYSE Composite Transactions for the 30 trading days ending on the third trading day prior to the closing date of the Merger (the "Closing");

o if and to the extent that certain milestones based on the Final Cumulative Net Earnings are achieved, all or a portion of the "Contingent Merger Consideration" which is a maximum number of shares of SWI Common Stock equal to $8,000,000 divided by the Closing Market Value;

o in the event that all or a portion of the Contingent Merger Consideration becomes payable and certain other conditions are satisfied, the "Additional Contingent Shares" which is a maximum number of shares of SWI Common Stock equal to a maximum of $500,000 divided by the average of the closing price of the SWI Common Stock as reported in the NYSE Composite Transactions for the ten trading days ending on the third trading day prior to the date that such shares are paid; and

o the "Transasia Consideration" which is the amount, up to a maximum of 20% of the value of the other Merger Consideration and net of any taxes or expenses incurred with respect to collecting and administering such amounts, of all payments paid, during the period from January 1, 1998 through the date the Contingent Merger Consideration is determined, to the Surviving Corporation as development fees or on account of PTI's carried interest under the Transasia Transmission Cooperation Agreement dated August 4, 1997 and related agreements among PTI and certain parties, together with the proceeds from the disposition of or modification of any of such rights.

      For a more detailed discussion of the procedures for determining the Merger Consideration, see "The Merger -- Initial Consideration" and "-- Contingent Consideration."

      The Initial Merger Consideration is payable at the Effective Time and any Contingent Merger Consideration and Transasia Consideration to which the Participating Holders are entitled becomes payable as soon as practicable following the computation of the Contingent Merger Consideration (which, except in certain circumstances under which such rights may be accelerated as described in "The Merger -- Contingent Consideration," cannot occur until after December 31, 2002) but in any event prior to the fifth anniversary of the Closing. Any Additional Contingent Shares to which the Participating Holders are entitled will become payable as soon as practicable after the number of Additional Contingent Shares is determined (which, except in certain circumstances under which such rights may be accelerated which are described in "The Merger -- Contingent Consideration," cannot occur prior to August 30, 2003).

      If there are shareholders of PTI who properly dissent to the Merger ("Dissenting Holders"), the PTI shareholders who are not Dissenting Holders (the "Participating Holders") will be entitled to receive, in the aggregate, a percentage of the Initial Merger Consideration and Contingent Merger Consideration equal to the number of shares of PTI Common Stock owned by the Participating Holders divided by the total number of outstanding shares of PTI Common Stock (the "Participation Percentage"); otherwise, all PTI shareholders will be Participating Holders and will be entitled to receive, in the aggregate, all of the Initial Merger Consideration and Contingent Merger Consideration. The presence of Dissenting Holders will not affect the aggregate number of Additional Contingent Shares or the amount of Transasia Consideration. The Dissenting Holders will not be entitled to receive any of the Merger Consideration but will be entitled to receive a cash payment equal to the fair value of their shares of PTI Common Stock. See "The PTI Annual Meeting -- Dissenters' Rights."

      At the Effective Time, each issued and outstanding share of PTI Common Stock, other than shares held by Dissenting Holders, treasury stock, or shares held by a subsidiary of PTI ("Participating Shares"), will automatically be converted into and become the right to receive (i) a proportionate share, based on the total number of Participating Shares, of the aggregate Initial Merger Consideration, Contingent Merger Consideration and Transasia Consideration payable to the Participating Holders, and (ii) a portion of the Additional Contingent Shares which will be based on the respective tax liabilities of the Participating Holders incurred as a result of the payment of the Contingent Merger Consideration.

      A number of the shares of SWI Common Stock payable as Initial Merger Consideration equal to $1,000,000 divided by the Closing Market Value and multiplied by the greater of the Participation Percentage and 95% will be held in escrow by The Chase Manhattan Bank, as escrow agent (the "Escrow") to satisfy indemnity obligations based on representations, warranties or covenants of PTI and the Principal Shareholders contained in the Merger Agreement. The Escrow will be held until January 15, 2000 or until claims made by SWI during such period are resolved after such date. In addition, SWI has the right to withhold from the Contingent Merger Consideration, to the extent earned, shares of SWI Common Stock having an aggregate Closing Market Value of up to a maximum amount of $1,000,000 (assuming that all of the Contingent Merger Consideration is earned) to satisfy indemnification obligations of PTI and the Principal Shareholders for (i) claims made before January 15, 2000 but not satisfied out of the Escrow, (ii) breaches of certain representations, warranties and covenants relating to environmental matters arising after termination of the Escrow but before January 15, 2003, and (iii) expenses relating to the indemnification of the escrow agent for the Escrow.

      The Merger will become effective after the conditions specified in the Merger Agreement have been met. SWI and PTI have targeted the third quarter of calendar 1998 for completion of the Merger. See "The Merger -- Merger and Effective Time," "-- Conditions of Merger." Notwithstanding the foregoing, (i) PTI has the right to terminate the Merger Agreement on the second business day before the Closing date if the Closing Market Value is greater than $60.00 (the "Ceiling Amount") unless SWI notifies PTI before 5:00 p.m. EST on the day before the Closing date of its intention to fix the Closing Market Value at the Ceiling Amount, and (ii) SWI has the right to terminate the Merger Agreement on the second business day before the Closing date if the Closing Market Value is less than $35.00 (the "Floor Amount") unless PTI notifies SWI before 5:00 p.m. EST on the day before the Closing date of its intention to fix the Closing Market Value at the Floor Amount. If the Closing Market Value was computed based on the thirty trading days ending on July 14, 1998, the most recent practicable date before the date of this Prospectus and Proxy Statement, the Closing Market Value would be $39.15.

Shareholders' Committee

      The Merger Agreement contemplates that each Participating Holder will execute a Shareholders' Committee Agreement appointing F.S. Prabhakara,
Mary A. Sager and Douglas E. Welsh as a shareholders' committee (the "Shareholders' Committee") to represent the interests of the Participating Holders in connection with administering the Escrow, negotiating indemnification disputes, resolving issues regarding the amount of the Contingent Merger Consideration and resolving any other disputes arising under the Merger Agreement. The Shareholders' Committee Agreement grants the members of the Shareholders' Committee a power of attorney to act on behalf of the Participating Holders, authorizes the Shareholders' Committee to commence litigation, releases the members of the Shareholders' Committee from certain breaches of fiduciary duties, and provides for the Participating Holders to indemnify the members of the Shareholders' Committee against any claims, liabilities or losses incurred by them as a result of their actions as members of the Shareholders' Committee. Two copies of a Shareholders' Committee Agreement are enclosed with this Prospectus and Proxy Statement and the PTI Board requests that you execute and return these Agreements whether or not you vote for or against the Merger. Participating Holders who do not execute Shareholders' Committee Agreements will not be represented by the Shareholders' Committee and will be required to independently resolve any disputes relating to the Merger with SWI directly.

      Each of the members of the Shareholders' Committee will be entitled to an annual retainer of $1,000 and will be paid $250 for each Shareholders' Committee meeting that they attend (up to a maximum of four meetings per year). They will also be entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in performing their duties as members of the Shareholders' Committee.

      In order to compensate and satisfy expenses incurred by the Shareholders' Committee (including without limitation legal and accounting fees and expenses and compensation paid to members of the Shareholders' Committee), an escrow account will be established and administered by the Shareholders' Committee with a portion of the Initial Merger Consideration equal to the number of shares of SWI Common Stock determined by dividing $250,000 by the Closing Market Value. The number of shares of Initial Merger Consideration that are received by each Participating Holder (whether or not they execute a Shareholders' Committee Agreement) will be proportionately reduced. Any shares of SWI Common Stock not used to satisfy expenses of the Shareholders' Committee will be distributed by the Shareholder's Committee proportionately to the Participating Holders.

Recommendation of the PTI Board of Directors

      The PTI Board of Directors has unanimously approved the Merger Agreement and determined that the Merger is fair and in the best interests of PTI and its shareholders. THE PTI BOARD OF DIRECTORS RECOMMENDS THAT PTI SHAREHOLDERS VOTE TO ADOPT AND APPROVE THE MERGER AGREEMENT AND THE MERGER. For a discussion of the factors considered by the PTI Board of Directors in reaching its decision to approve the Merger Agreement and the Merger, see "The Merger -- Background of the Merger" and "-- PTI's Reasons for the Merger."

SWI's Reasons for the Merger

      The Board of Directors of SWI (the "SWI Board") has determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of SWI and, therefore, has unanimously approved the Merger Agreement. In making this determination, the SWI Board and management reviewed information about PTI available to it from PTI's management and other sources and assessed PTI's financial condition. After considering this information, the SWI Board concluded that the anticipated business advantages of the Merger favored adoption of the Merger Agreement and consummation of the Merger. See "The Merger -- Background of the Merger" and "-- SWI's Reasons for the Merger."

Conditions to the Merger

      The obligations of SWI and PTI to consummate the Merger are subject to the satisfaction of certain conditions, including but not limited to, obtaining the approval of PTI shareholders, obtaining requisite regulatory clearance, the continuing accuracy as of the Effective Time of the representations and warranties made by SWI and PTI in the Merger Agreement, limitations on the exercise of dissenters' appraisal rights, the effectiveness of the Registration Statement of which this Prospectus and Proxy Statement forms a part, and the listing of the shares to be issued as Initial Merger Consideration on the NYSE. Each party has the right to waive certain of the closing conditions referred to above. See "Certain Other Matters Relating to the Merger Agreement -- Regulatory Matters" and "The Merger Agreement -- Conditions of Merger."

Conduct of PTI's Business Pending the Merger

      PTI has made certain covenants and agreements in the Merger Agreement relating to, among other things, the conduct of its business pending the consummation of the Merger, including actions taken by PTI in relation to issuing shares of stock, employment and compensation, payment of dividends on PTI Common Stock, acquisition transactions and other matters. See "The Merger Agreement -- Certain Covenants."

No Solicitation

      PTI has agreed that, from the date of the Merger Agreement through the Effective Time, neither PTI or any of the Principal Shareholders will solicit, initiate or encourage discussions with any third party concerning any proposal regarding a merger or other business combination with PTI or (except to the extent that the PTI Board of Directors determines upon the written advice of independent legal counsel that the Board's fiduciary duties require it to do so) participate in discussions or negotiations with, or furnish information to any person with respect to any effort to do or seek to do any such transaction. See "The Merger Agreement -- No Solicitation" and "-- Termination Fee."

Termination

      The Merger Agreement is subject to termination by mutual written consent of SWI and PTI, at the option of either SWI or PTI if the Merger is not consummated by September 1, 1998 (although the parties may mutually extend such date) or upon the occurrence of certain events, including if the Merger Agreement is not approved by PTI's shareholders. See "The Merger Agreement -- Termination."

Termination Fee

      PTI will be required to pay SWI a termination fee of $300,000 if the Merger Agreement is terminated (i) by SWI because PTI or a Principal Shareholder breaches a material representation, warranty or covenant and fails to timely cure such breach or (ii) by SWI or PTI if PTI fails to obtain the requisite shareholder approval or the PTI Board withdraws its recommendation that the shareholders vote in favor of the Merger if at the time of such failure or withdrawal or within 12 months thereafter, PTI or a Principal Shareholder shall have entered into an agreement to engage in a merger or business combination transaction with any person other than SWI or if the Board approves or recommends that the PTI shareholders approve such a transaction. See "The Merger Agreement -- Termination" and "-- Termination Fee."

Certain Federal Income Tax Consequences

      The Merger is intended to be a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") in which no gain or loss will be recognized by PTI, SWI or Merger Sub and no gain or loss will be recognized by the Participating Holders, except in respect of cash received in lieu of fractional shares. No ruling has been or will be requested from the Internal Revenue Service with respect to any tax matters. With respect to the foregoing, as well as the consequences if the Merger does not constitute a reorganization within the meaning of the Code, see "Certain Federal Income Tax Consequences" below.

      Because certain tax consequences of the Merger may vary depending upon the particular circumstances of each PTI shareholder, each shareholder should consult the PTI shareholder's own tax advisor as to the federal (and any state, local or foreign) tax consequences of the Merger on the PTI shareholder's particular circumstances.

Accounting Treatment

      The Merger is expected to be accounted for as a "purchase" for accounting and financial reporting purposes. See "Certain Other Matters Relating to the Merger -- Accounting Treatment."

Interests of Certain Persons in the Merger

      Steven J. Balser, the President and a Director of PTI, has an interest in the Merger that is in addition to the interests of shareholders of PTI generally. PTI has entered into an agreement with Mr. Balser that provides certain benefits in the event of the termination of Mr. Balser's employment following a change of control of PTI. The Merger will constitute a change in control of PTI within the meaning of such agreement. See "The Merger -- Interests of Certain Persons in the Merger." The Board of Directors of PTI was aware of this interest and considered it, among other matters, in approving and adopting the Merger Agreement and the transactions contemplated thereby.

      In addition, certain members of the Board of Directors and management of PTI have agreed to enter into employment agreements with the Surviving Corporation as a condition of the Merger.

Comparative Rights of Holders of PTI and SWI Common Stock

      Upon consummation of the Merger, holders of PTI Common Stock will become shareholders of SWI. The internal affairs of SWI are governed by the Delaware General Corporation Law (the "DGCL") and SWI's Restated Certificate of Incorporation and By-laws. There are certain differences in the rights of holders of PTI and SWI Common Stock. See "Description of SWI Capital Stock" and "Comparison of Rights of Holders of SWI Common Stock and PTI Common Stock."

Indemnification

      The Merger Agreement also provides that the Surviving Corporation will indemnify and hold harmless each former director and officer of PTI with respect to actions taken before the Effective Time to the fullest extent permitted by New York law. See "The Merger Agreement -- Certain Covenants."

                                  RISK FACTORS

      The following risk factors, in addition to other information contained or incorporated by reference in this Prospectus and Proxy Statement, should be considered by the holders of PTI Common Stock in evaluating whether to approve and adopt the Merger Agreement and thereby become holders of SWI Common Stock.

Risks Relating to SWI

General Business; Competition

      SWI is principally engaged, through its subsidiaries, in providing engineering, construction and consulting services. The principal business activities of SWI in the engineering, construction and consulting services areas are highly competitive, with competition from a large number of well-established, well-financed concerns, both privately and publicly held. Inasmuch as SWI is primarily a service organization, it competes in its areas of interest by providing services of the highest quality. SWI believes it occupies a strong competitive position, but is unable to estimate with reasonable accuracy its competitive position in the engineering, construction and consulting services industry. The markets served by the engineering, construction and consulting businesses of SWI are likewise highly competitive and, for the most part, require substantial resources and particularly highly skilled and experienced technical personnel. A large number of multi-national companies are also competing in the markets served by SWI's subsidiaries. Intense competition in the engineering, construction and consulting businesses is expected to continue, presenting SWI with significant challenges in its ability to maintain strong growth rates while maintaining and improving acceptable profit margins.

Backlog

      The dollar amount of SWI's backlog as stated at any given time is not necessarily indicative of the future earnings of SWI related to the performance of such work. Clients frequently revise the scope of the services for which they have contracted with subsidiaries of SWI, especially on projects subject to regulatory approval or which require environmental permitting/licensing. Scope increases and decreases of substantial magnitude are commonplace on such projects and directly affect SWI's backlog. In addition, delays, suspensions and cancellations of projects included within SWI's backlog may occur. Recently, the Trans-Pacific Petrochemical Indotama ("TPPI") project in Indonesia, which represents approximately $500 million of SWI's current backlog of approximately $2.5 billion, was suspended. A prolonged suspension or cancellation of the TPPI project, or the delay, suspension or cancellation of other projects included in SWI's backlog, could have a material adverse effect on SWI's business or results of operations.

Uncertainty Regarding Client Relationships

      Although SWI's subsidiaries in the engineering, construction and consulting services business have numerous clients and SWI historically has not had a continuing dependence on any single client, one or a few clients has in the past and may in the future contribute a substantial portion of SWI's consolidated revenues in any one year, or over a period of several consecutive years, due to the size of major engineering and construction projects. The unexpected loss of business from any one of such customers could have a material adverse effect on SWI's business or results of operations.

Size and Uncertainty of Timing of Contracts

      SWI's contract award prospects include a number of large-scale domestic and international projects. The large size and uncertain timing of these projects can create variability in SWI's contract award pattern. Consequently, future contract award trends are difficult to predict with certainty. In addition, the timing of receipt of revenue by SWI from engineering and construction projects can be affected by a number of factors outside the control of SWI and its subsidiaries. Frequently, the subsidiary's services on a project take place over extended periods of time, and are subject to unavoidable delays from weather conditions, unavailability of material and equipment from vendors, changes in the scope of services requested by clients, or labor disruptions. Uncertainty of the timing of contract execution and performance can also present difficulties in matching workforce size with contract needs. In some cases, SWI must maintain and bear the cost of maintaining the availability of a workforce larger than called for under existing contracts in anticipation of future workforce needs in connection with the execution and performance of contracts not yet received, which may ultimately be delayed, modified or canceled.

Uncertainty Regarding International Nature of Business

      A significant portion of SWI's business services are and are expected to continue to be performed for clients located outside of the United States. During 1997, revenues from SWI's services performed for and products sold to clients outside the U.S. accounted for approximately 50.2% of its total revenues. SWI's international operations and offices in foreign countries give rise to political and economic uncertainties relating to, among other things, U.S. and foreign trade restrictions; foreign government stability; foreign economic stability; tariffs; export controls; government regulation (including the Foreign Corrupt Practices Act); patent and trademark availability, protection and registration; foreign exchange restrictions which limit the repatriation of investments and earnings therefrom; changes in taxation or international tax treaties; military action and other hostilities or confiscation of property. SWI attempts to hedge against such risks, where possible, using contractual protection and insurance coverage. However, there can be no assurance that such measures will be effective in reducing the risks associated with international operations.

      SWI's revenues from the Asian region have created a particular risk resulting from the Asian financial crisis. Projects in which SWI is involved, including the TPPI project, have been suspended or delayed, and perhaps jeopardized, by such crisis. SWI may experience decreases in demand for its products and services as a result of the continuation of financial instability in Asia which could have a material adverse effect on SWI's business and results of operations.

      SWI is subject to currency exchange risks to the extent that its purchases and sales occur outside the U.S. and to the extent that it is unable to denominate its purchases or sales in U.S. dollars, or otherwise shift to its customers or suppliers, the risks of currency exchange rate fluctuations. SWI attempts to hedge against currency risks, where possible, by using foreign exchange contracts and avoiding concentrations of credit risk. However, there can be no assurance that such measures will be effective in reducing the risks associated with international operations.

Risk of Technological Changes

      SWI believes that it has a leading position in technology associated with the design and construction of plants which produce ethylene, which it protects and develops with patent registrations, license restrictions, and a research and development program. This technology position is subject to the risk that others may develop competing processes which could affect SWI's pre-eminent position.

Risks Due to Fixed, Maximum or Unit Priced Contracts

      An increasing number of SWI's contracts for the provision of engineering and construction services are fixed, maximum or unit price contracts. Under fixed, maximum or unit price contracts, SWI's subsidiaries agree to perform the contract for a fixed price and as a result, benefit from costs savings, but are unable to recover for any cost overruns. Under fixed price incentive contracts, SWI shares with the customer any savings up to a negotiated ceiling price and carries some or all of the burden of costs exceeding the negotiated ceiling price. Contract prices are established based in part on cost estimates which are subject to a number of assumptions, such as assumptions regarding future economic conditions. If in the future these estimates prove inaccurate, or circumstances change, cost overruns can occur and can cause a material adverse effect on SWI's business and results of operations.

Contract Performance Risk

      In certain circumstances, SWI or its subsidiaries guarantee facility completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in additional costs and the amount of such additional costs could exceed project profit margins. Performance problems for existing and future contracts, whether fixed, maximum or unit priced, could cause actual results of operations to differ materially from those anticipated by SWI.

Uncertainties in Government Contracts

      Several of SWI's subsidiaries' significant contracts are contracts with agencies of the U.S. Government. Generally, Government contracts are subject to oversight audits by Government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the Government's convenience and with payment of compensation only for work done and commitments made at the time of termination. In the event of termination, SWI generally will receive some allowance for profit on the work performed. In some cases, Government contracts are subject to the uncertainties surrounding congressional appropriations or agency funding. Government business is subject to specific procurement regulations and a variety of socio-economic and other requirements. Failure to comply with such regulations and requirements could lead to suspension or debarment, for cause, from future Government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs.

Environmental, Safety and Health Risks

      It is impossible to predict the full impact of future legislative or regulatory developments relating to environmental protection and occupational health and safety issues on SWI's operations, because the standards to be met, as well as the technology and length of time available to meet those standards, continue to develop and change. SWI's business is primarily that of a professional service provider. Therefore, although regulations and statutes which relate to manufacturing and other non-service operations are not likely to adversely impact SWI's business directly, they may adversely impact SWI's subsidiaries' clients, causing a decrease in demand for SWI's services.

Potential Liability for Services Relating to Toxic and Hazardous Materials and the Ability to Insure Such Risks

      SWI's engineering and consulting services involve professional judgments about the nature of soil and water conditions and other physical conditions, including the extent to which toxic and hazardous materials are present, and about the probable effect of procedures to mitigate problems or otherwise impact those conditions. If those judgments and the recommendations based upon them do not result in the anticipated consequences, losses to SWI's subsidiaries' clients can occur for which such clients may seek to hold SWI liable. In addition, projects often involve nuclear, hazardous and/or highly regulated material, the improper characterization, handling, or disposal of which could constitute violations of federal, state or local statutes, and result in criminal and civil liabilities.

      SWI and its subsidiaries attempt to insure against risks for professional liability, workers compensation, and general and automobile claims up to certain policy limits. There can be no assurance that the dollar amount of SWI's liabilities, if any, will not exceed the insurance coverage limits. In addition, there can be no assurance that environmental impairment insurance coverage will continue to be available in the insurance market.

Other Impact of Environmental Regulation

      Much of SWI's subsidiaries' business is generated either directly or indirectly as a result of federal and state laws, regulations and programs related to environmental issues. United States regulatory enforcement has fluctuated, and one of the key environmental laws, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), has not yet received congressional reauthorization. Accordingly, changes of environmental laws and regulations, or changes in governmental policies regarding the funding, implementation or enforcement of such programs, could have a material adverse effect on SWI's business. In addition, such laws and regulations often subject SWI's subsidiaries to stringent regulation in the conduct of their operations. The principal federal environmental legislation affecting the Environmental/Infrastructure Division of SWI's principal engineering subsidiary and its clients include: the National Environmental Policy Act of 1969 ("NEPA"), the Resource Conservation and Recovery Act of 1976 ("RCRA"), the Clean Air Act, the Federal Water Pollution Control Act, and the Superfund Amendments and Reauthorization Act of 1986 ("SARA"). It is possible that additional laws and regulations may be adopted which could have significant impact on SWI and the clients of its subsidiaries.

      Although the liabilities imposed by CERCLA, as amended by SARA, (and other environmental legislation) are usually more directly related to SWI's clients, they could, under certain circumstances, give rise to liability on the part of SWI as a result of its subsidiaries efforts in completing client assignments that involve transportation or disposal of contaminated samples or other hazardous materials belonging to its clients or arising from certain historic activities as discussed below under Litigation Risks. Liabilities imposed by CERCLA can be joint and several where other parties are involved.

Litigation Risks

      SWI and certain subsidiaries have been named as defendants, along with others, in legal actions claiming damages in connection with engineering and construction projects and other matters. Most of the legal actions involve claims for personal injury or property damage which occur from time to time in connection with services performed relating to project or construction sites and other actions that arise in the normal course of business, including employment-related claims and contractual disputes. Such contractual disputes normally involve claims relating to the performance of equipment design or other engineering services or project construction services provided by subsidiaries of SWI.

      SWI and certain of its subsidiaries have possible liabilities relating to environmental pollution. While no governmental authority has sought redress from SWI or its subsidiaries (except in the case of one subsidiary in connection with claims made with respect to clients of that subsidiary) nor has SWI been determined to be a Potentially Responsible Party by the federal or any state or local governmental authority, some information has been requested from SWI with regard to environmental matters, and there can be no assurance that SWI will not be named as a party in such matters. Based on presently known facts and existing laws and regulations, SWI believes that it has valid legal defenses and that the costs associated with such matters, including legal costs, should be mitigated by the presence of other entities which may be Potentially Responsible Parties, by contractual indemnities, and by insurance coverage, but there can be no assurance that such defenses will prevail, that the presence of such mitigating factors will prove adequate or that SWI will not be held liable in connection with such matters in amounts that would have a material adverse effect on SWI's business and results of operations.

Attraction and Retention of Professional Personnel

      SWI's ability to attract and retain qualified engineers, scientists and other professionals, either through direct hiring or acquisition of other firms employing such professionals, will be an important factor in determining SWI's future success. The market for these professionals is competitive, and there can be no assurance that SWI and its subsidiaries will be successful in its efforts to attract and retain such professionals.

Availability of Additional Acquisition Targets

      SWI's ongoing acquisition program is an element of its growth strategy for expanding its services. Consequently, the future growth of SWI depends in part upon the successful continuation of its acquisition program. SWI may encounter substantial competition in its efforts to acquire companies or entities which meet its acquisition criteria. There can be no assurance that SWI will succeed in locating or acquiring appropriate acquisition candidates at price levels and on terms and conditions that SWI considers appropriate.

Risks Relating to the Merger

Uncertainty Regarding Amount of Contingent Merger Consideration and Transasia Consideration Payments

      The Contingent Merger Consideration represents a substantial portion of the total available Merger Consideration (SWI Common Stock having a Closing Market Value equal to up to $8,000,000 of the potential $17,000,000 of the Merger Consideration). The number of shares of SWI Common Stock, if any, which will ultimately be issued to the Participating Holders as Contingent Merger Consideration and Additional Contingent Shares under the Merger Agreement cannot presently be determined and is highly speculative. As discussed in "The Merger -- Contingent Consideration -- Contingent Merger Consideration," except in certain circumstances where the right to receive the Contingent Merger Consideration may be accelerated, the number of shares of SWI Common Stock to be issued as Contingent Merger Consideration will be based on the Final Cumulative Net Earnings during the period from January 1, 1998 through December 31, 2002 (the "Contingent Period"). See "The Merger -- Contingent Consideration -- Contingent Merger Consideration." The amount of Contingent Merger Consideration payable, if any, is determined in accordance with milestones set forth in the Merger Agreement based on projected net income of the Surviving Corporation. If the Final Cumulative Net Earnings are not greater than $3,960,000, no Contingent Merger Consideration or Additional Contingent Shares will be earned. The entire amount of Contingent Merger Consideration will not be earned unless the Final Cumulative Net Earnings are at least $11,327,000, which would require a significant improvement in the income of the Surviving Corporation over the historical income of PTI to be achieved.

      Although the Merger Agreement contains certain covenants relating to the conduct by SWI of the operations of the Surviving Corporation, SWI has substantial discretion with regard to the management and operation of the Surviving Corporation and such covenants may not provide the Participating Holders with adequate protection against changes in the business of the Surviving Corporation imposed by SWI. Future cash flows and income of the Surviving Corporation may be significantly affected by changes in the operation of the Surviving Corporation, including changes in the structure, ownership or business of the Surviving Corporation made or required by SWI. There can be no assurance that the Surviving Corporation will have any, or sufficient, Final Cumulative Net Earnings during the Contingent Period to entitle the Participating Holders to receive all or any portion of the Contingent Merger Consideration. In addition, the number of shares issuable as Contingent Merger Consideration will be determined by reference to the Closing Market Value, which is a fixed value, while the actual market value of such shares when issued will be based on the then market value of the SWI Common Stock, which may be less than the Closing Market Value. See "-- Risks Relating to PTI" below for additional factors that could limit the ability of the Surviving Corporation to generate sufficient Final Cumulative Net Earnings to entitle the Participating Holders to Contingent Merger Consideration.

      The Transasia Consideration will only be payable to the extent that the Surviving Corporation receives, during the Contingent Period, development fees or payments on account of PTI's carried interest under the Transasia Agreements or proceeds from the disposition of or modification of any right to receive such fees or payments. The amount received by the Surviving Corporation will depend solely on whether the Transasia project is pursued by the other parties involved in the project and whether such parties are able to obtain financing for the project. In addition, the Surviving Corporation is not required to attempt to dispose of the rights to receive payments under the Transasia Agreements during the Contingent Period and the value, if any, of such rights cannot be readily ascertained. There can be no assurance that the Surviving Corporation will receive any payments under the Transasia Agreements or dispose of the right to receive such payments during the Contingent Period, nor, if it does so, that sufficient net proceeds will be realized to pay to the Participating Holders any Transasia Consideration.

      The Additional Contingent Shares will only be payable to the extent that
(i) the Contingent Merger Consideration is payable, and (ii) there has been insufficient appreciation from the Closing Market Value to the market price of SWI Common Stock at the time that the Contingent Merger Consideration, if any, becomes payable to offset the amount of federal and state income tax incurred by the Participating Holders as a result of imputed interest incurred from the receipt of the Contingent Merger Consideration.

Integration of Operations; Conflicts of Interest

      SWI and PTI operate world-wide businesses with complementary product lines and development and sales forces in a variety of international locations. Integrating the operations (including product integration, workforce rationalization, marketing plans and activities, employee training, and expansion strategy) and management of the two companies will be a time-consuming process, and there can be no assurance that this integration will result in the achievement of the anticipated synergies and other benefits expected to be realized from the Merger. Moreover, the integration of these organizations will require the dedication of management resources, which may temporarily distract attention from the day-to-day business of the Surviving Corporation. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business and operating results of the Surviving Corporation and, consequently, could impair the ability of the Surviving Corporation to achieve the Final Cumulative Net Earnings milestones necessary for the Contingent Merger Consideration to become payable. In addition, as commonly occurs with mergers of technology companies, during the pre-merger and integration phases aggressive competitors may undertake formal initiatives to attract customers and recruit key employees through various incentives. Following the Merger, PTI will have non-compete agreements with a number of its professionals and senior management; however, such agreements may not be effective in retaining the professionals and senior management. In addition, changes in the nature of PTI following the Merger could influence some of the professionals or senior management to leave their employment with PTI. See "-- Risks Relating to PTI -- Dependence on Key Personnel."

      In addition, the Merger or PTI's relationship as a subsidiary of SWI may adversely affect PTI's relationship with one or more of its significant customers, particularly if SWI or another one of its subsidiaries becomes involved in a dispute with such a customer over a matter unrelated to PTI. Also, PTI's relationship with SWI may prevent it from undertaking projects due to a conflict of interest where SWI or another one of its subsidiaries is participating in the project in another capacity or is participating in a competing project. Such conflicts could have a material adverse effect on the business and operating results of the Surviving Corporation. See "-- Risks Relating to PTI -- Dependence on Significant Customers."

Indemnification Obligations

      Under the Merger Agreement, PTI and the Principal Shareholders have made extensive representations, warranties and covenants to SWI, SWMCI and Merger Sub. The Merger Agreement provides that PTI, the Participating Holders and the Principal Shareholders will indemnify SWI, SWMCI and Merger Sub for any Losses (as defined in the Merger Agreement) resulting from breaches of such representations, warranties and covenants. The Participating Holders are not personally responsible for such indemnification obligations; however, they will not be entitled to receive the Initial Merger Consideration placed in the Escrow to the extent that it is necessary to satisfy indemnification claims. In addition, up to $1,000,000 of the Contingent Merger Consideration (assuming a sufficient amount of Contingent Merger Consideration is earned) is subject to being withheld by SWI to satisfy indemnification claims. The nature of the items that could give rise to indemnification claims is such that PTI is likely not aware of such items or such items are beyond its control. As a result, there could be significant indemnification claims and up to $2,000,000 of the Merger Consideration could be used to satisfy such claims. See "The Merger Agreement -- Representations and Warranties" and "-- Indemnity and Escrow."

No Rights to Cash Flow or Assets

      The rights of the Participating Holders to receive the Contingent Merger Consideration, Additional Contingent Shares and Transasia Merger Consideration, if any, payable under the Merger Agreement represent solely contractual rights to receive such payments to the extent that they become payable and do not represent any ownership interest in, or rights to, cash flow or assets of any of the Surviving Corporation, SWI or SWMCI. The rights of the Participating Holders to receive such payments under the Merger Agreement could be substantially impaired in the event of a bankruptcy or insolvency involving SWI, SWMCI or the Surviving Corporation.

Limited Obligation to Provide Additional Capital

      Under the Merger Agreement, SWI has only a limited obligation to provide additional funding to the Surviving Corporation. There can be no assurance that revenues from operations will be sufficient to fund operations of the Surviving Corporation nor that third-party financing will be available on satisfactory terms, or at all. Lack of sufficient funding during the Contingent Period could significantly impair the ability of the Surviving Corporation to meet the Final Cumulative Net Earnings milestones which must be satisfied for the Contingent Merger Consideration to be payable.

Acceleration of Right to Receive Contingent Merger Consideration

      Under certain circumstances involving a transaction which would cause the Contingent Merger Consideration to be payable in other than voting stock of SWI, the rights of the Participating Holders to receive the Contingent Merger Consideration may be accelerated to before the end of the Contingent Period. In the event such a transaction occurs and the Rights are accelerated, the amount of the Contingent Merger Consideration, if any, that the Participating Holders will be entitled to receive will be determined in accordance with the Final Cumulative Net Earnings through the end of preceding fiscal year, as measured against milestones which are pro-rated to reflect the shortening of the Contingent Period. Such acceleration may occur following a period of relatively poor financial performance by the Surviving Corporation which could have been offset by improved financial performance during the latter part of the Contingent Period. If such acceleration occurs, the ability of the Participating Holders to achieve the applicable milestones and receive the Contingent Merger Consideration could be significantly impaired.

Transfer Restrictions

      Subject to certain limited exceptions, the rights of the Participating Holders to receive the Contingent Merger Consideration and Additional Contingent Shares under the Merger Agreement are not transferable. Accordingly, until the Contingent Merger Consideration or Additional Contingent Shares are actually issued, the Participating Holders will have a limited ability to monetize their interests in the Contingent Merger Consideration and Additional Contingent Shares under the Merger Agreement.

Risks Relating to PTI

Dependence on Significant Customers

      The success of PTI depends heavily on the business it conducts with a limited number of significant customers. In 1997, 6.7%, 3.1% and 3.0% of PTI's net sales were attributable to the Electric Power Research Institute, Inc. ("EPRI"), Niagara Mohawk, and PT Freeport Indonesia, respectively, and 28% of PTI's net sales were to its largest ten customers. PTI has had long-standing relationships with most of its significant customers; however, it contracts with them on a project by project basis and they may unilaterally reduce or discontinue their purchases at any time. PTI's loss of (or failure to retain a significant amount of business with) any of its significant customers could have a material adverse effect on PTI.

Dependence on Key Personnel

      PTI is dependent upon the efforts of its engineers and computer science professionals (collectively, "Professionals") generally and on certain key members of its senior management team specifically. The loss of a significant portion of its Professionals in a short time period would likely have a material adverse effect on the operations of PTI, and the loss of a key member of PTI's senior management team could have an adverse effect on the operations of PTI. In addition, changes in the nature of PTI following the Merger could influence some of the Professionals to leave their employment with PTI.

Risks Associated with International Operations

      PTI is exposed to risks associated with international operations because a significant portion of its sales are generated from customers in foreign countries. Sales of PTI's services and products outside the United States accounted for approximately 45% of its net sales during 1997. PTI intends to continue to focus on the sale of its services and products in international markets. PTI's international operations and offices in foreign countries give rise to political and economic uncertainties relating to, among other things, U.S. and foreign trade restrictions; foreign government stability; foreign economic stability; tariffs; export controls; government regulation (including the Foreign Corrupt Practices Act); patent and trademark availability, protection and registration; foreign exchange restrictions which limit the repatriation of investments and earnings therefrom; changes in taxation or international tax treaties; military action and other hostilities or confiscation of property.

      PTI's sales to the Asian region have created a particular risk resulting from the Asian financial crisis. Projects in which PTI is involved have been delayed and perhaps jeopardized by such crisis, and as of March 31, 1998, PTI had approximately $1,557,000 of accounts receivable for services provided in connection with projects in Asia. PTI recorded a reserve of approximately $754,000 on accounts receivable from such region as bad debt expense during 1997. PTI may incur additional losses if the remaining accounts receivable are not collected, and the reduction in demand for PTI's services and products in such region may materially adversely affect its ability to generate revenues.

      PTI is subject to currency exchange risks to the extent that its purchases and sales occur outside the United States and to the extent that it is unable to denominate its purchases or sales in U.S. dollars, or otherwise shift to its customers or suppliers, the risks of currency exchange rate fluctuations. Currently, PTI denominates its price for services and products in U.S. dollars and does not engage in currency hedging transactions for normal operations; however, it may engage in hedging transactions in the future. Fluctuations in exchange rates may affect the results of PTI's international operations reported in U.S. dollars and the value of such operations' net assets reported in U.S. dollars. Additionally, the results of operations, financial condition and competitive position of PTI may be affected by the relative strength of the currencies in countries where its services and products are sold.

Competition

      The markets in which PTI operates are highly competitive. PTI's competitors include most major power equipment manufacturers, some architectural engineering companies, and internal engineering departments at utilities and other PTI customers. In addition, PTI may face competition from new entrants into these markets and increased competition from existing competitors. PTI has observed a trend of utilities spinning-off their engineering departments in connection with deregulation initiatives which creates additional competition for PTI. The recent trend in the decline in PTI's revenues from its consulting services business reflects in part the pressure of increasing competition for the types of consulting services it provides. Also, the distribution of PTI's software products, while it does generate revenues for PTI, reduces the scope of the consulting services that PTI will provide on an on-going basis to customers who purchase its software. A number of PTI's competitors have substantially greater financial and other resources than PTI presently has or may have in the future. PTI competes on the basis of such factors as professional expertise, efficiency of providing services, cost of products and availability of alternative sources of supply. There can be no assurance that PTI will continue to be able to provide its services and products in a competitive manner, and its failure to do so will have a material adverse effect on its operations.

Dependence on Electric Power Industry; Risks of Technological Changes

      Almost all of PTI's customers are in the electric power industry which is characterized by continuous technological advances. The domestic electric power industry is going through a deregulation process and the impact of such deregulation on the operations of public utilities may have an adverse impact on their need or desire to obtain services and products from PTI. Due to the significant reliance of PTI on its PSS/E software, any technological changes which made PSS/E obsolete could have a significant adverse effect on PTI. In addition, significant technological changes in the electric power industry could make PTI's expertise and software obsolete. PTI's future success will depend in large part on its ability to stay abreast of technology to meet customer needs as well as to enhance its existing services and products and to make them cost-effective. Any failure by PTI to anticipate or respond rapidly to technological advances, new products and enhancements by competitors, or changes in customer requirements could have a material adverse effect on PTI.

Intellectual Property

      PTI's ability to compete effectively will depend, in part, on its ability to protect its intellectual property, including its patents, trademarks, copyrights and trade secrets, and on its ability to develop and protect future intellectual property. In addition to patents, PTI relies on a combination of trademark registrations, copyrights and confidentiality agreements to protect its proprietary rights in intellectual property. PTI's ability to compete effectively also depends on its ability to avoid infringing on the proprietary rights of others. New patent applications are continually being filed and prosecuted, and pending U.S. patent applications are confidential until patents are issued. As a result, it is impossible to anticipate all potential patent infringement issues. There can be no assurance that the steps taken by PTI to protect its intellectual property will be adequate to prevent misappropriation or that others will not independently develop technology or products that compete with or are superior to the products of PTI. Likewise, there can be no assurance that PTI will not inadvertently infringe on the intellectual property rights of others.

Year 2000 Problem

      A significant portion of PTI's business (representing approximately 35% of its net sales for 1997) is sales of its software products. While PTI believes that the functionality of its software products will not be significantly adversely affected by the "Year 2000" millennium change, PTI has not yet completed analyzing all of its software for Year 2000 compliance and some of its software will require modifications to function properly. PTI does not believe that any of its software will require significant modifications or that any of the software that it uses in its business will be significantly adversely affected by the Year 2000 problem. If PTI's software products are adversely affected more than PTI expects, if PTI is unable to make timely modifications to such products or if the cost of necessary modifications is more than PTI expects, it may have a material adverse effect on PTI. In addition, the overall demand in the computer industry for software programmers to respond to Year 2000 issues may adversely affect PTI because it may make it more difficult for PTI to retain computer programmers to develop and maintain its software products.

                             SELECTED FINANCIAL DATA

                           SWI Selected Financial Data
                                  (Historical)

      The following table sets forth summary historical financial statement data of SWI and its subsidiaries on a consolidated basis. The balance sheet and statement of operations data presented below for each of the years in the five-year period ended December 31, 1997 are derived from SWI's financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial statements as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997 and the report of PricewaterhouseCoopers LLP relating thereto are incorporated by reference in this Prospectus and Proxy Statement and the summary financial data presented below are qualified in their entirety by reference thereto. The balance sheet data as of March 31, 1997 and 1998 and the statement of operations data for the three-month periods ended March 31, 1997 and 1998 are derived from SWI's unaudited consolidated financial statements which are also incorporated herein by reference. In the opinion of SWI management, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, none of which were other than normal and recurring, necessary for a fair presentation of the results of operations for these periods. The operating results for the three months ended March 31, 1997 and 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year. The data should be read in conjunction with the historical financial statements and notes thereto, and related Management's Discussion and Analysis of Financial Condition and Results of Operations of SWI incorporated by reference in this Prospectus and Proxy Statement. See "Incorporation Of Certain Documents By Reference." Amounts are in thousands, except for per share data.


                                                            Three
                                                         Months Ended
                                                           March 31,          Years Ended December 31,
                                                      -------------------    -------------------------
                                                      1998         1997          1997         1996
                                                      ----         ----          ----         ----
Statement of Operations Data
Revenues:
  Engineering, Construction and
     Consulting services .....................   $   287,097   $   344,686   $ 1,299,220   $ 1,143,587
  Cold Storage and related activities ........         6,860         4,839        23,320        21,250
  Other ......................................            --            --            --            --
Total Revenue ................................   $   293,957   $   349,525   $ 1,322,540   $ 1,164,837
Operating income (loss)(4) ...................   $    11,634   $     8,802   $    47,292   $   (25,920)
Income (loss) from continuing operations .....   $     7,613   $     5,568   $    33,510   $   (17,431)
Net income (loss)(1,2,3 and 4) ...............   $     7,613   $     5,568   $    33,510   $   (10,644)
Weighted average shares of common and
   dilutive potential shares outstanding .....        12,919        12,829        12,929        13,223
Basic income (loss) from continuing
  operations per share .......................   $      0.59   $      0.43   $      2.61   $     (1.32)
Diluted income (loss) from continuing
  operations per share .......................   $      0.59   $      0.43   $      2.59   $     (1.32)
Basic earnings (loss) per share(1,2,3 and 4) .   $      0.59   $      0.43   $      2.61   $     (0.80)
Diluted earnings (loss) per share(1,2,3 and 4)   $      0.59   $      0.43   $      2.59   $     (0.80)
Dividends declared per share(5) ..............   $      0.15   $      0.15   $      0.60   $      0.45

Balance Sheet Data
Total assets .................................   $   722,309   $   787,408   $   738,777   $   692,065
Long-term debt ...............................   $    22,091   $    23,866   $    22,510   $    24,260


                                                           Years Ended December 31,
                                                      ---------------------------------
                                                      1995           1994           1993
                                                      ----           ----           ----
Statement of Operations Data
Revenues:
  Engineering, Construction and
     Consulting services......................   $   969,284   $   748,614    $ 1,013,265
  Cold Storage and related activities ........        21,188        17,280         16,914
  Other ......................................        12,347        13,361         16,130
Total Revenue ................................   $ 1,002,819   $   779,255    $ 1,046,309
Operating income (loss)(4) ...................   $    35,041   $   (42,097)   $     6,813
Income (loss) from continuing operations .....   $    14,880   $    (7,807)   $      (370)
Net income (loss)(1,2,3 and 4) ...............   $    14,880   $    (7,807)   $     1,952
Weighted average shares of common and
   dilutive potential shares outstanding .....        14,376        14,907         14,978
Basic income (loss) from continuing
  operations per share .......................   $      1.04   $     (0.52)   $     (0.03)
Diluted income (loss) from continuing
  operations per share .......................   $      1.04   $     (0.52)   $     (0.03)
Basic earnings (loss) per share(1,2,3 and 4) .   $      1.04   $     (0.52)   $      0.13
Diluted earnings (loss) per share(1,2,3 and 4)   $      1.04   $     (0.52)   $      0.13
Dividends declared per share(5) ..............   $      0.60   $      0.60    $      0.60

Balance Sheet Data
Total assets .................................   $   716,772   $   678,384    $   683,579
Long-term debt ...............................   $    74,677   $    89,642    $    47,739




(1) Reflects gain or loss on sale of assets,which increased net income by $5,363, or $0.41 per share in 1997, decreased net income by $7,511, or $0.52 per share in 1995, and increased net income by $21,208 or $1.42 per share in 1994.

(2) Includes income from divested operations of $1,048 or $0.08 per share in 1997 and an extraordinary gain of $6,787 or $0.52 per share in 1996 on debt extinguishment from transfer of Auburn VPS Partnership assets to the construction lenders.

(3) Includes cumulative effect of a change in accounting principle, which increased net income by $2,322, or $0.16 per share in 1993.

(4) Net income includes a provision for SWI's share of contract losses on a joint venture in the Middle East of $15,469, or $1.20 per share (operating income includes $25,781) in 1997, restructuring and other charges of $28,516 or $2.14 per share (operating income includes $54,424 for these items) in 1996 (see Notes B, E and I to the 1997 SWI and subsidiaries consolidated financial statements), a write-down of SWI's equity interest in Binghamton Cogeneration Partnership to fair value in 1996 which reduced net income by $2,712, or $0.21 per share, costs associated with the Incentive Retirement Program of $1,416, or $0.10 per share in 1995, pension curtailment gains which increased net income by $218, or $0.02 per share in 1994 and by $1,072, or $0.07 per share in 1993, severance costs which decreased net income by $12,596, or $0.84 per share in 1994 and $4,967, or $0.33 per share in 1993 and costs which decreased net income in 1993 as follows: $5,460, or $0.36 per share, associated with the Incentive Retirement Program; $1,131, or $0.08 per share, related to an increase in the statutory federal income tax rate on corporations from 34 percent to 35 percent; $2,340, or $0.16 per share, related to a judgment against a subsidiary of SWI, $2,015, or $0.13 per share, related to an IRS settlement in connection with prior years' income tax returns and income from asset divestitures of $1,933 or $0.15 per share (operating income includes $3,066) for the three months ended March 31, 1998.

(5) In the fourth quarter of 1996, SWI changed the quarterly dividend declaration date to the first month of the quarter from the month preceding the quarter. This change had no effect on the annual dividend payment rate of $0.60 per share, although dividends declared in 1996 totaled $0.45 per share.

                           PTI Selected Financial Data

      The following table represents summary historical financial data of PTI and its subsidiaries on a consolidated basis. The balance sheet and statement of operations data presented below for the year ended December 31, 1997 are derived from PTI's financial statements which have been audited by Marvin and Company, P.C., independent accountants. The balance sheet and statement of operations data presented below for the years ended December 31, 1996, 1995, 1994 and 1993 and for the three months ended March 31, 1998 and 1997 are derived from the unaudited financial statements of PTI. In the opinion of PTI's management, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, none of which were other than normal and recurring, necessary for a fair presentation of the results of operations for these periods. The data should be read in conjunction with the historical Consolidated Financial Statements and notes thereto of PTI included in the Prospectus and Proxy Statement. Amounts are in thousands, except for per share data.

                                             Three
                                          Months Ended
                                            March 31,                     Years Ended December 31,
                                         ----------------       -------------------------------------------------
                                         1998       1997        1997       1996       1995        1994       1993
                                         ----       ----        ----       ----       ----        ----       ----
Statement of Operations Data:
  Revenues ........................   $  3,613    $  3,872    $ 18,855   $ 17,565   $ 17,855    $ 19,149   $ 18,532
  Net income (loss) ...............   $   (337)   $   (490)   $     73   $    151   $    (25)   $    472   $    491
  Weighted average shares of
   common and dilutive potential
   shares outstanding .............        317         285         301        286        308         313        312
  Basic and diluted earnings (loss)
   per share ......................   $  (1.06)   $  (1.72)   $   0.24   $   0.53   $  (0.08)   $   1.51   $   1.58

Balance Sheet Data:
  Total assets ....................   $ 12,513    $ 11,714    $ 11,938   $ 12,130   $ 10,796    $ 11,129   $  9,459
  Long-term debt, excluding current
   installments ...................   $  1,783    $  2,450    $  1,857   $  2,195   $  1,598    $  1,613   $  1,711

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

      The following unaudited pro forma combined financial data assumes a business combination between SWI and PTI accounted for as a purchase and is based on, and should be read in conjunction with, the respective historical financial statements and the notes thereto of SWI, which are incorporated by reference in this Prospectus and Proxy Statement, and of PTI, which are included in this Prospectus and Proxy Statement. See "Available Information" and "Incorporation of Certain Documents by Reference." Amounts are in thousands, except for per share data.


      The unaudited pro forma combined condensed statement of operations data combines information from the historical consolidated statements of operations of SWI and PTI giving effect to the merger as if it occurred at the beginning of the earliest period presented. Pro forma adjustments made to the combined condensed statements of operations were to record the amortization of the cost in excess of net assets acquired (goodwill) of $213 and $58 for the twelve and three month periods ended December 31, 1997 and March 31, 1998, respectively, and to record fees and expenses associated with the Merger of $400 in 1997. The combined statement of operations for SWI and PTI for the three month period ended March 31, 1998 results in revenues of $297,569, operating income of $11,126, net income of $7,223 and diluted earnings per share of $0.55. The combined statement of operations for the twelve month period ended December 31, 1997 results in revenues of $1,341,395, operating income of $47,174, net income of $33,129 and diluted earnings per share of $2.52. Goodwill is being amortized over a life of 20 years. The unaudited pro forma combined condensed balance sheet data combines information from the historical consolidated balance sheets of SWI and PTI giving effect to the Merger as if it had been completed on March 31, 1998. Pro forma adjustments made to the combined condensed balance sheet data were to record the cost in excess of assets acquired of $4,255, to eliminate PTI's historical equity balances, and to record the assumed issuance of 229,885 shares of SWI Common Stock at the assumed Closing Market Value of $39.15 per share. The combined balance sheet for SWI and PTI at March 31, 1998 results in total assets of $739,076, long-term debt of $23,874, total liabilities of $378,624 and shareholders' equity of $360,452.


      For purposes of the preparation of the unaudited pro forma balance sheet data, merger related integration expenses were not included. The pro forma combined financial data does not include adjustments to conform the accounting policies of PTI to those followed by SWI. The nature and extent of such adjustments, if any, will be based upon further analysis and are not expected to be material. The pro forma combined financial data set forth herein is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Merger had been consummated as of the beginning of the relevant periods, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma combined financial data set forth herein does not give effect to any cost savings which may result from the integration of SWI's and PTI's operations.

                   COMPARATIVE PER SHARE FINANCIAL INFORMATION

      The following unaudited information reflects certain comparative per share data related to book value and income (loss) from continuing operations (i) on a historical basis for SWI Common Stock; (ii) on a pro forma basis per share of SWI Common Stock giving effect to the Merger; and (iii) on an equivalent pro forma basis per share of PTI Common Stock giving effect to the Merger. Equivalent pro forma per share amounts for PTI Common Stock are calculated assuming that the holder of one share of PTI Common Stock would be entitled to
0.720903 shares of SWI Common Stock for all periods presented (assuming a Closing Market Value of $39.15 per share, calculated based on the average of the closing prices of the SWI Common Stock as reported in the NYSE Composite Transactions for the 30 trading days ended July 14, 1998). The pro forma combined financial data is not necessarily indicative of the operating results or financial position that would have been achieved if the Merger had been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the Surviving Corporation.

      The information shown below should be read in conjunction with the consolidated historical financial statements delivered herewith, and the notes thereto.

                                       SWI

                                                         Three Months           Year
                                                            Ended               Ended
                                                         March 31, 1998    December 31, 1997
                                                         --------------    -----------------
Historical Per Common Share Data
 Income from continuing operations:
   Basic .........................................         $    0.59          $    2.61
   Diluted .......................................         $    0.59          $    2.59
 Cash Dividends ..................................         $    0.15          $    0.60
 Book Value ......................................         $   27.49          $   26.92
Pro Forma Per Common Share Data
 Income from continuing operations:
   Basic .........................................         $    0.55          $    2.54
   Diluted .......................................         $    0.55          $    2.52
 Cash Dividends ..................................         $    0.15          $    0.60
 Book Value ......................................         $   27.69          $   27.14


                                       PTI

                                                         Three Months           Year
                                                            Ended               Ended
                                                         March 31, 1998    December 31, 1997
                                                         --------------    -----------------
Historical Per Common Share Data
 Income (loss) from continuing operations:
   Basic .........................................         $   (1.06)         $    0.24
   Diluted .......................................         $   (1.06)         $    0.24
 Cash Dividends ..................................                --                 --
 Book Value ......................................         $   17.97          $   18.99
Pro Forma Per Common Share Data
 Income from continuing operations:
   Basic .........................................         $    0.40          $    1.83
   Diluted .......................................         $    0.40          $    1.82
 Cash Dividends ..................................         $    0.11          $    0.43
 Book Value ......................................         $   19.96          $   19.56

                       SWI MARKET PRICE AND DIVIDEND DATA

      SWI Common Stock is quoted on the NYSE. The table below sets forth, for the periods indicated, the reported high and low closing sales prices for SWI Common Stock as reported in the NYSE Composite Transactions and the cash dividends paid on each share of SWI Common Stock.

                                         High       Low     Dividend
                                         ----       ---     --------
1996
  First Quarter......................  $    36  $ 32 5/8       $0.15
  Second Quarter.....................   37 3/8        32        0.15
  Third Quarter......................   35 3/8    28 5/8        0.15
  Fourth Quarter.....................   34 1/8        30        0.15

1997
  First Quarter......................  $37 1/2   $31 1/8       $0.15
  Second Quarter.....................   45 3/8        36        0.15
  Third Quarter......................       55    41 7/8        0.15
  Fourth Quarter.....................   55 1/8    41 1/4        0.15

1998
  First Quarter......................  $47       $37 3/4       $0.15
  Second Quarter ....................   50 9/16   37 7/8          --
  Third Quarter (through July 14)....   40 1/8    39 1/2          --


      On April 17, 1998, the last full trading day before the execution and delivery of the Merger Agreement and the public announcement thereof, the closing price of SWI Common Stock as reported in the NYSE Composite Transactions was $48.88 per share. Based on a conversion factor of 0.720903 shares of SWI Common Stock for each share of PTI Common Stock (which assumes a Closing Market Value of $39.15 per share and is calculated based on the average of the closing prices of the SWI Common Stock as reported in the NYSE Composite Transactions for the 30 trading days ended July 14, 1998), the pro forma equivalent per share value of PTI Common Stock on July 14, 1998 was $28.61 per share. On July 14, 1998, the most recent practicable date before the printing of this Prospectus and Proxy Statement, the closing price of SWI Common Stock as reported in the NYSE Composite Transactions was $39.69 per share.



      SWI has purchased and may continue to purchase from time to time shares of SWI Common Stock on the NYSE, or otherwise. However, there is no assurance that SWI will continue to purchase shares of its Common Stock. Also, see Note L to the consolidated financial statements set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 1997, incorporated by reference herein and attached hereto as Appendix C. The approximate number of record holders of SWI Common Stock as of December 31, 1997 was 5,400. The SWI Common Stock is also listed for trading on the Boston Stock Exchange.





      Because the market price of SWI Common Stock is subject to fluctuation, the number of shares of SWI Common Stock that holders of PTI Common Stock will receive in the Merger may increase or decrease prior to the Merger. PTI shareholders are urged to obtain a current market quotation of SWI Common Stock.

      PTI is a privately held company and there is no public market for PTI Common Stock. PTI did not pay any dividends on shares of PTI Common Stock in calendar years 1995, 1996 or 1997.

                             THE PTI ANNUAL MEETING

Record Date; Outstanding Securities


      The PTI Annual Meeting will be held on August 11, 1998, at 3:00 p.m., at the principal executive offices of PTI. At the PTI Annual Meeting, the shareholders of PTI will be asked to (i) elect a class consisting of four directors of PTI, (ii) consider and vote on a proposal to amend the Certificate of Incorporation of PTI to limit the liability of the directors of PTI to PTI and the shareholders of PTI for certain breaches of fiduciary duties, and (iii) consider and vote on a proposal to approve and adopt the Merger Agreement. The holders of Class A Common Stock and Class C Common Stock of PTI are entitled to vote with respect to all matters presented at the PTI Annual Meeting; however, the holders of Class B Common Stock of PTI are entitled to vote only with respect to the approval of the Merger Agreement. The holders of shares of PTI Common Stock at the close of business on the Record Date of July 15, 1998 are entitled to notice of and to vote at the PTI Annual Meeting. At such date, 246,232.73 shares of Class A Common Stock, 50,552.34 shares of Class B Common Stock and 22,100 shares of Class C Common Stock were outstanding. Each share of PTI Common Stock entitles the holder thereof to one vote at the PTI Annual Meeting for each matter with respect to which such share entitles the holder thereof to vote. Abstentions will be counted for purposes of determining a quorum, but will have the effect of votes against the adoption and approval of the Merger Agreement and the Certificate Amendment. Shares not represented at the PTI Annual Meeting will also have the effect of votes against the adoption and approval of the Merger Agreement and the Certificate Amendment.


Purposes of the PTI Annual Meeting

Election of Directors

      In accordance with PTI's By-Laws, the PTI Board of Directors is divided into two classes. The PTI Board has eight Board seats (one of which is presently vacant), and four Board seats will be filled at the PTI Annual Meeting. The four directors to be elected at the PTI Annual Meeting will be elected to serve until the 2000 PTI Annual Meeting of the PTI shareholders, and until their successors are duly elected and qualified, or until their earlier resignation or removal. Upon the consummation of the Merger, the existing members of the PTI Board of Directors (other than Steven J. Balser) will be replaced by the directors of the Merger Sub by virtue of the Merger. Only holders of shares of Class A Common Stock and Class C Common Stock outstanding as of the Record Date are entitled to vote in connection with the election of directors, and the presence, in person or by proxy, at the PTI Annual Meeting of the holders of a majority of such shares is necessary to constitute a quorum at the PTI Annual Meeting for such purpose. The persons who have been nominated are Dale A. Douglass, James W. Feltes, Timothy F. Laskowski, David J. Lawrence, N. Dag Reppen and Mary A. Sager. The directors will be elected by a plurality of the votes cast by the holders of Class A Common Stock and Class C Common Stock at the PTI Annual Meeting (the four persons receiving the greatest number of votes cast will be elected even if less than a majority) if a quorum is present. PROXIES AND VOTING INSTRUCTIONS WHICH ARE EXECUTED WITHOUT SPECIFICATION WILL NOT BE VOTED.


Amendment of PTI's Certificate of Incorporation


      On June 16, 1998, the PTI Board of Directors approved the Certificate of Amendment to amend PTI's Certificate of Incorporation to limit the personal liability of PTI's directors to PTI and PTI's shareholders for damages for any breach of their duties as directors. The liability of each PTI director is not limited if (i) a judgment or other final adjudication adverse to such director establishes that such director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) such director personally gained in fact a financial profit or other advantage to which such director was not legally entitled, or (iii) such director's acts violated certain provisions of the NYBCL prohibiting certain actions by directors. The Certificate Amendment will not affect any liabilities of directors of PTI for acts or omissions prior to the amendment of PTI's Certificate of Incorporation.

      Only holders of shares of Class A Common Stock and Class C Common Stock outstanding as of the Record Date are entitled to vote in connection with the Certificate Amendment, and the presence, in person or by proxy, at the PTI Annual Meeting of the holders of a majority of such shares is necessary to constitute a quorum at the PTI Annual Meeting for such purpose. The affirmative vote of holders of a majority of the Class A Common Stock and Class C Common Stock outstanding as of the Record Date is required to approve and adopt the Certificate Amendment. THE PTI BOARD RECOMMENDS THAT THE PTI SHAREHOLDERS VOTE FOR THE ADOPTION AND APPROVAL OF THE CERTIFICATE AMENDMENT. PROXIES AND VOTING INSTRUCTIONS WHICH ARE EXECUTED WITHOUT SPECIFICATION WILL BE VOTED FOR THE ADOPTION AND APPROVAL OF THIS PROPOSAL.

The Merger Agreement

      At the PTI Annual Meeting, the shareholders of PTI will consider and vote upon a proposal to adopt the Merger Agreement pursuant to which (i) the Merger and the other transactions contemplated by the Merger Agreement are to be consummated and (ii) holders of PTI Common Stock are to receive shares of SWI Common Stock constituting the Initial Merger Consideration and the Rights to receive the Contingent Merger Consideration, Additional Contingent Shares and Transasia Consideration, if any, in exchange for the PTI Common Stock held by each of them as of the Effective Time of the Merger.


      The holders of all outstanding shares of PTI Common Stock as of the Record Date (including the holders of Class B Common Stock) are entitled to vote in connection with the Merger Agreement. Consideration of the Merger Agreement requires a quorum consisting of a majority of all shares of PTI Common Stock outstanding as of the Record Date and a separate majority of each class of PTI Common Stock outstanding as of the Record Date. The affirmative vote of the holders of two-thirds of all outstanding shares of PTI Common Stock and the affirmative vote of the holders of a majority of each class of PTI Common Stock, voting as a separate class, is required to approve and adopt the Merger Agreement. SWI and its directors and executive officers do not own any shares of PTI Common Stock. The officers and directors of PTI collectively own beneficially approximately 42% of the Class A PTI Common Stock, none of the Class B PTI Common Stock, 2% of the Class C PTI Common Stock and 32.7% of the aggregate of all classes of PTI Common Stock outstanding as of the Record Date and have agreed to vote such shares in favor of the approval and adoption of the Merger Agreement. See "PTI Share Ownership." THE PTI BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF PTI AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS A VOTE TO ADOPT AND APPROVE THE MERGER AGREEMENT. PROXIES AND VOTING INSTRUCTIONS WHICH ARE EXECUTED WITHOUT SPECIFICATION WILL BE VOTED FOR THE ADOPTION AND APPROVAL OF THIS PROPOSAL.


Voting of Shares of PTI Common Stock Held by the ESOP

      Pursuant to the terms of PTI's ESOP, the participants in the ESOP are entitled to direct the trustee of the ESOP how to vote shares of Class C Common Stock which are held by the ESOP and have been allocated to their respective accounts. The ESOP provides that the ESOP trustee must vote any unallocated shares in proportion to the votes cast on each issue by the participants in the ESOP. As a result, if participants in the ESOP direct the ESOP trustee to vote more allocated shares in favor of the Merger than against the Merger, the separate class vote of the Class C Common Stock will be satisfied. A Voting Instructions Form for participants to direct the ESOP trustee how to vote shares allocated to their accounts is enclosed with this Prospectus and Proxy Statement. An ESOP participant may change his or her direction to the ESOP trustee by submitting new Voting Instructions prior to the date of the PTI Annual Meeting.

Voting of Proxies

      All proxies that are properly executed and returned will be voted at the PTI Annual Meeting in accordance with the instructions thereon, unless previously revoked. With regard to any other business not specified above that may properly come before the PTI Annual Meeting, shares represented by properly executed proxies will be voted at the discretion of the persons named in the relevant proxy. The execution and return of a proxy will not affect a shareholder's right to attend the PTI Annual Meeting and vote in person.

      ANY PTI SHAREHOLDER GIVING A PROXY HAS THE POWER TO REVOKE THE PROXY PRIOR TO ITS EXERCISE. A PROXY MAY BE REVOKED BY (A) FILING WITH THE SECRETARY OF PTI OR THE INSPECTOR OF ELECTIONS, AT OR BEFORE THE TAKING OF THE VOTE AT THE PTI ANNUAL MEETING, (1) A WRITTEN NOTICE OF REVOCATION SPECIFYING THE NUMBER OF SHARES AND CLEARLY IDENTIFYING THE PROXY TO BE REVOKED OR (2) A NEW, DULY EXECUTED PROXY BEARING A LATER DATE, OR (B) ATTENDING THE PTI ANNUAL MEETING AND VOTING IN PERSON (ALTHOUGH ATTENDANCE AT THE MEETING WILL NOT IN AND OF ITSELF CONSTITUTE A REVOCATION OF A PROXY).

Dissenters' Rights

      If the Merger is consummated, holders of PTI Common Stock will be entitled to dissenters' rights under the NYBCL, provided that they comply with the conditions established by Sections 910 and 623.


      Section 910 of the NYBCL sets forth the rights of shareholders of PTI who object to the Merger and provides that any shareholder of PTI who strictly complies with the requirements of Section 623 of the NYBCL ("Section 623"), a copy of which is attached as Appendix B hereto, and does not vote in favor of the Merger or duly revokes his or her vote in favor of the Merger has the right to obtain payment in cash of the fair value of his or her PTI Common Stock if the Merger is consummated.


      To qualify as a dissenting shareholder, a shareholder must file with PTI, before the taking of the vote on the Merger, a written objection including (i) a statement of election to dissent, (ii) the shareholder's name and residence address, (iii) the number and class of shares of PTI Common Stock as to which dissent is made (which number may not be less than all of the shares as to which such shareholder has a right to dissent) and (iv) a demand for payment of the fair value of such shares if the Merger is consummated. Any such written objection should be addressed to: Gordon B. Hirschman, Secretary, Power Technologies, Inc., 1482 Erie Boulevard, Schenectady, New York 12301.

      Within 10 days after the vote of shareholders authorizing the Merger, PTI must give written notice of such authorization to each such dissenting shareholder. Within 20 days after the giving of such notice, any shareholder to whom PTI failed to give notice of the PTI Annual Meeting (and who was entitled to such notice) who elects to dissent from the Merger must file with PTI a written notice of such election, stating (i) the shareholder's name and residence address, (ii) the number and class of shares of PTI Common Stock as to which dissent is made (which number may not be less than all of the shares as to which such shareholder has a right to dissent) and (iii) a demand for payment of the fair value of such shares if the Merger is consummated.

      At the time of filing a notice of election to dissent or within one month thereafter, a dissenting shareholder must submit certificate(s) representing the applicable shares to PTI or its transfer agent, Liberty Transfer Co., for notation thereon of the election to dissent, after which such certificates will be returned to the shareholder. Any shareholder who fails to submit his or her share certificates for such notation shall, at the option of PTI exercised by written notice to the shareholder within 45 days from the date of filing of the notice of election to dissent, lose such shareholder's appraisal rights unless a court, for good cause shown, shall otherwise direct.

      Within 15 days after the expiration of the period within which shareholders may file their notices of election to dissent, or within 15 days after consummation of the Merger, whichever is later (but not later than 90 days after the shareholders' vote authorizing the Merger), PTI must make a written offer (which, if the Merger has not been consummated within the 90 day period after the shareholders' vote authorizing the Merger, may be conditioned upon such consummation) to each shareholder who has filed such notice of election to pay for the shares at a specified price which PTI considers to be their fair value based on the fair value of the shares as of the close of business on the day prior to the shareholders' vote authorizing the Merger. If PTI and the dissenting shareholder are unable to agree as to such value, Section 623 provides for judicial determination of fair value based on the fair value of the shares as of the close of business on the day prior to the shareholders' vote authorizing the Merger. In the event of such a disagreement, a proceeding shall be commenced by PTI in the Supreme Court of the State of New York, County of Albany, or by the dissenting shareholder if PTI fails to commence the proceeding within the time period required by Section 623. PTI intends to commence such a proceeding in the event of such a disagreement.

      A negative vote on the Merger does not constitute a "written objection" filed by an objecting shareholder. Failure by a shareholder to vote against the Merger will not, however, constitute a waiver of rights under Section 623 provided that a written objection has been properly filed and such shareholder has not voted in favor of the Merger.

      The foregoing does not purport to be a complete statement of the provisions of Section 623 and is qualified in its entirety by reference to said Section, a copy of which is attached hereto in full as Appendix B. Each shareholder intending to exercise dissenter's rights should review Appendix B carefully and consult such shareholder's counsel for a more complete and definitive statement of the rights of a dissenting shareholder and the proper procedure to follow to exercise such rights.

Solicitation of Proxies

      All expenses of this solicitation, excluding SWI's costs incurred in preparing and printing this Prospectus and Proxy Statement but including PTI's costs incurred in preparing and mailing this Prospectus and Proxy Statement, will be borne by PTI. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of PTI in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

Other Matters

      At the date of this Prospectus and Proxy Statement, the Board of Directors of PTI does not know of any business to be presented at the PTI Annual Meeting other than as set forth in the notice accompanying this Prospectus and Proxy Statement. If any other matters should properly come before the PTI Annual Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the person named in such proxies.

Further Information

      If you have any questions about giving your PTI proxy, directing the ESOP Trustee how to vote your shares held by the ESOP or executing the Shareholders' Committee Agreement or otherwise require assistance, please contact Eileen M. Hanafin or Kathleen B. Rose at the following address or telephone number: Power Technologies, Inc., 1482 Erie Boulevard, Schenectady, New York 12301 (telephone 518-395-5000).

                                   THE MERGER

      The detailed terms of and conditions to the consummation of the Merger are contained in the Merger Agreement, a conformed copy of which is attached hereto as Appendix A and incorporated herein by reference. The following discussion sets forth a description of the material terms and conditions of the Merger and the Merger Agreement and is qualified by, and made subject to, the more complete information set forth in the Merger Agreement.

General

      SWI's acquisition of PTI is structured as a merger of the Merger Sub into PTI. Immediately following the Merger, PTI will be the Surviving Corporation and will be a wholly-owned subsidiary of SWI. As soon as practicable following the Effective Time, SWI will transfer all shares of the Surviving Corporation to SWMCI so that the Surviving Corporation will become a wholly-owned subsidiary of SWMCI. In connection with the Merger, Participating Holders will be entitled to receive the following:

o the Initial Merger Consideration, consisting of a maximum number of shares of SWI Common Stock, equal to (i) the lesser of 1.5 times the stockholders' equity of PTI at December 31, 1997 and $9,000,000, divided by (ii) the Closing Market Value;

o if and to the extent that certain milestones based on the Final Cumulative Net Earnings are achieved, all or a portion of the Contingent Merger Consideration, consisting of a maximum number of shares of SWI Common Stock equal to $8,000,000 divided by the Closing Market Value;

o in the event that all or a portion of the Contingent Merger Consideration becomes payable and certain other conditions are satisfied, the Additional Contingent Shares consisting of a maximum number of shares of SWI Common Stock equal to $500,000 divided by the average of the closing prices of the SWI Common Stock as reported in the NYSE Composite Transactions for the ten trading days ending on the third trading day prior to the date on which such shares are paid; and

o the Transasia Consideration consisting of the amount, up to a maximum of 20% of the value of the other Merger Consideration and net of any taxes or expenses incurred with respect to collecting and administering such amounts, of all payments paid to the Surviving Corporation, if any, during the period from January 1, 1998 through the date that the Contingent Merger Consideration is determined, as development fees or on account of PTI's carried interest under the Transasia Agreements, together with the net proceeds from the disposition of or modification to any such rights.

      The Initial Merger Consideration is payable at the Effective Time, and any Contingent Merger Consideration and Transasia Consideration to which the Participating Holders are entitled become payable as soon as practicable following the computation of the Contingent Merger Consideration (which, except in certain circumstances described in "- Contingent Consideration," cannot occur until after December 31, 2002) but in any event prior to the fifth anniversary of the Closing. Any Additional Contingent Shares to which the Participating Holders are entitled will become payable as soon as practicable after the number of Additional Contingent Shares is determined (which cannot, except in certain circumstances described in "-- Contingent Consideration," occur prior to August 30, 2003).

      If there are Dissenting Holders, the Participating Holders will be entitled to receive, in the aggregate, the Initial Merger Consideration and Contingent Merger Consideration multiplied by the Participation Percentage (the number of shares of PTI Common Stock owned by the Participating Holders divided by the total number of outstanding shares of PTI Common Stock); otherwise, all PTI shareholders will be Participating Holders and will be entitled to receive, in the aggregate, all of the Initial Merger Consideration and Contingent Merger Consideration. The presence of Dissenting Holders will not affect the aggregate number of Additional Contingent Shares or the amount of Transasia Consideration. The Dissenting Holders will not be entitled to receive any of the Merger Consideration but will be entitled to receive cash equal to the fair value of their shares of PTI Common Stock. See "The PTI Annual Meeting -- Dissenters' Rights."


      The Merger will become effective after the conditions specified in the Merger Agreement have been met. SWI and PTI have targeted the third quarter of calendar 1998 for completion of the Merger. See "The Merger -- Effective Time," and "-- Conditions of Merger." Notwithstanding the foregoing in addition to certain other events which may result in a party having a right to terminate the Merger Agreement, (i) PTI has the right to terminate the Merger Agreement on the second business day before the Closing date if the Closing Market Value is greater than the Ceiling Amount ($60.00) unless SWI notifies PTI before 5:00 p.m. EST on the day before the Closing date of its intention to fix the Closing Market Value at the Ceiling Amount, and (ii) SWI has the right to terminate the Merger Agreement on the second business day before the Closing date if the Closing Market Value is less than the Floor Amount ($35.00) unless PTI notifies SWI before 5:00 p.m. EST on the day before the Closing date of its intention to fix the Closing Market Value at the Floor Amount. If the Closing Market Value was computed based on the 30 trading days ending on July 14, 1998, the most recent practicable date before the date of this Prospectus and Proxy Statement, the Closing Market Value would be $39.15.


Background of the Merger

      Due, in part, to liquidity concerns which began in 1995, PTI's management determined that it was necessary for PTI to raise capital from sources other than its employees to enable it to achieve its operating objectives and redeem stock owned by employees who were nearing retirement. To this end, PTI approached a number of companies with businesses that it considered to have synergies with PTI's business proposing that such companies make an investment in PTI by purchasing a 25% or more interest in PTI. As part of this process, PTI initiated discussions with SWMCI, SWI's management consulting subsidiary. Both companies were familiar with each other based on previous joint projects.
During subsequent visits from March 1996 to June 1997 between Steven J. Balser of PTI, Richard Hieber, Victor Blanchett and Robert McWhinney, Jr. of SWMCI and
H. Kerner Smith and other members of management of SWI, SWI and PTI continued to discuss potential investment alternatives.

      In 1997, PTI's management determined that it would be unable to raise the necessary capital by selling an interest in PTI and concluded that it would be in the best interest of PTI's shareholders to pursue a sale of the company. In September 1997, PTI circulated an offering binder soliciting purchase proposals from a number of potential acquirors. PTI discussed transactions with a number of potential partners and found the opportunities presented by the preliminary offer from SWI the most attractive. After an initial period of investigation, discussions were initiated among the parties, their representatives and consultants, and a Letter of Intent was signed on October 31, 1997. After a subsequent period of due diligence by both parties, the Merger Agreement was negotiated and signed on April 20, 1998, subject to the approval of the shareholders of PTI.

PTI's Reasons for the Merger

      The PTI Board believes that the Merger will result in greater value to PTI's shareholders than would likely have been realized by them in the foreseeable future through the continued independent operation of PTI.

      In reaching its determination, the PTI Board considered the anticipated advantages of the Merger to PTI's shareholders and to PTI itself. The primary benefit to PTI's shareholders is the immediate increase in the liquidity of their investment coupled with a continued ability to benefit from PTI's success during the period from January 1, 1998 through December 31, 2002. The PTI Common Stock that they own is subject to transfer restrictions and there is no market on which it can be traded, whereas the SWI Common Stock they will receive in connection with the Merger will be free from transfer restrictions (other than some securities law requirements that must be complied with by certain PTI affiliates) and may be freely traded on the NYSE. Due to limited capital resources, PTI has been unable to repurchase shares of PTI Common Stock owned by employees of PTI when they terminate their employment with PTI. In addition, several large shareholders of PTI are nearing retirement and if PTI were unable to purchase their shares, a significant percentage of PTI Common Stock would be owned by non-employees, creating greater conflicts in the operation of PTI. PTI's inability to redeem this PTI Common Stock was a significant factor in the PTI Board's decision to pursue the Merger.

      The PTI Board believes that PTI will benefit from its relationship with SWI because it will have access to additional capital through SWI and will be able to take advantage of business opportunities presented by SWI and its affiliates. The PTI Board believes that SWI, through its relationships and business, will be able to assist PTI by identifying potential projects and enhancing PTI's ability to be selected for such projects. The Board also believes that SWI will enable PTI to further enhance and expand its expertise. To the extent that the Surviving Corporation is successful following the Merger due to the additional capital and support from SWI, the Participating Holders will share in that success until December 31, 2002 through their right to receive the Contingent Merger Consideration and, to the extent that they are and continue to be employees of the Surviving Corporation, will benefit from a continued employment relationship with the Surviving Corporation.

      The PTI Board considered that the consummation of the Merger necessarily means that PTI's shareholders will not benefit directly from any increase in the value of PTI which might be achieved if it were to continue to operate independently. In order to achieve such increased value, however, the PTI Board believes that PTI would be required to expand the scope of its operations in order to obtain economies of scale and to increase revenues. The PTI Board believes that the additional financing that would be required to achieve these objectives might not be available on satisfactory terms, if at all. Accordingly, in evaluating the Merger, the PTI Board considered PTI's immediate and foreseeable prospects for such expansion and concluded that the Merger provides the best available alternative to maximize shareholder value.

SWI's Reasons for the Merger

      The SWI Board believes that the Merger is in the best interests of SWI and, therefore, has unanimously approved the Merger Agreement and the transactions contemplated thereby.

      The SWI Board reviewed information about PTI available to it from PTI's management and other sources and assessed PTI's financial condition. After considering this information, the SWI Board concluded that the anticipated business advantages of the Merger favored adoption of the Merger Agreement and consummation of the Merger.

      SWI's business strategy is to deliver superior returns to its shareholders and to create shareholder wealth through building and refining its core business. It attempts to do this by providing best in class full service to its clients, customers and business partners in engineering, construction and consulting for the Power, Process, Environmental/Infrastructure and Industrial markets, while exceeding their expectations. An element of this strategy involves an acquisition program under which the management of SWI has begun to search for companies which can contribute to its long term growth in a significant way, which will complement the existing and planned business development, and which can be integrated at reasonable cost.

      The SWI Board believes that PTI possesses a unique combination of commercial assets that are attractive to SWI. Among these assets is a strong and reputable electric systems consulting practice that specializes in the analysis of the technical phenomena that are associated with reliable and cost effective delivery of electric power. PTI's consulting practice, along with a base of educational courses and training programs, complements SWI's objective to offer a wide array of services to the energy industry. PTI also possesses a globally recognized portfolio of computer software programs that are used to plan, design, operate and control segments of an electric power system and has demonstrated an ability to effectively produce, distribute and support its portfolio of software products. PTI's software business is particularly attractive to SWI because a single software sale can produce a high margin revenue stream. The consulting services component of PTI also serves as a natural conduit for new ideas and functionality which often take the form of new or upgraded software products. Moreover, with clients and sales representatives in over 70 countries outside the U.S., the SWI Board believes that PTI has developed a well known and respected brand name that could be very valuable in SWI's international business development efforts. The technical skills of PTI's staff also complement the management, financial, regulatory and policy strengths of SWI. The SWI Board believes that the technical skills of PTI personnel will also be an important contributor to the analysis and valuation of energy industry assets, particularly in the Lender's Advisory Services and the Energy Markets Analysis businesses of SWI, where SWI is retained on behalf of sellers, buyers and lenders to provide advice on the disposition, acquisition or securitization of assets. The SWI Board believes that the structure of the transaction as a merger with PTI, rather than as a purchase of assets, will allow SWI to benefit from the goodwill associated with the PTI business and the strength and reputation of PTI's personnel through their continued relationship with the Surviving Corporation.

      The SWI Board not only considered the benefits that could arise from the Merger, but also considered certain adverse factors, including the dilution to holders of SWI Common Stock resulting from the issuance of the shares of SWI stock in the Merger and the potential contingent liabilities associated with PTI's business, which SWI estimated would not be material. The SWI Board concluded, in its business judgment, that the factors favoring adoption of the Merger Agreement outweighed the Merger's potential adverse effect.

Manner and Basis of Converting Shares

      At the Effective Time, the Participating Shares will be converted automatically into and become the right to receive (i) a proportionate share, based on the total number of Participating Shares, of the aggregate Initial Merger Consideration, and, to the extent payable, the Contingent Merger Consideration payable to the Participating Holders, (ii) a portion of any Additional Contingent Shares payable to the Participating Holders which will be based on the respective tax liabilities of the Participating Holders incurred as a result of the payment of the Contingent Merger Consideration, and (iii) to the extent payable, the Transasia Consideration payable to the Participating Holders.

      As soon as practicable following the Effective Time, SWI will mail to each Participating Holder a letter of transmittal and other information advising such holder of the consummation of the Merger and explaining how to exchange PTI Common Stock certificates for SWI Common Stock certificates representing the portion of the Initial Merger Consideration to which such Participating Holder is entitled. Letters of transmittal will also be available following the Effective Time at the offices of SWI in Boston, Massachusetts. After the Effective Time, there will be no further registration of transfers on the stock transfer books of PTI of shares of PTI Common Stock that were outstanding immediately prior to the Effective Time. Share certificates should not be surrendered for exchange by shareholders of PTI prior to the Effective Time and the shareholder's receipt of a letter of transmittal.


      No fractional shares of SWI Common Stock will be issued in the Merger. Each shareholder of PTI otherwise entitled to a fractional share will receive an amount in cash equal to the value of such fractional share based upon the price of SWI Common Stock used as the divisor in the calculation of the Merger Consideration. No interest will be paid on such amount, and all shares of PTI Common Stock held by a record holder shall be aggregated for the purpose of computing the amount of such payment.


      Until surrendered and exchanged, each certificate previously evidencing PTI Common Stock will represent solely the right to receive the Merger Consideration and cash in lieu of fractional shares. Unless and until any such certificates are surrendered and exchanged, no dividends or other distributions payable to the holders of record of SWI Common Stock as of any time on or after the Effective Time will be paid to the holders of such certificates previously evidencing PTI Common Stock; however, when such certificates are surrendered and exchanged the record holders of the certificates issued and exchanged therefor will be paid (i) the amount, without interest thereon, of dividends and other distributions, if any, with a record date on or after the Effective Time theretofore paid with respect to such whole shares of SWI Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of SWI Common Stock.

Initial Merger Consideration


      The Initial Merger Consideration consists of a number of shares of SWI Common Stock, equal to (i) the lesser of 1.5 times the stockholders' equity of PTI at December 31, 1997 and $9,000,000, (ii) divided by the Closing Market Value (the average of the closing price of SWI Common Stock as reported in the NYSE Composite Transactions for the 30 trading days ending on the third trading day prior to the Closing date) and (iii) multiplied by the Participation Percentage. The Initial Merger Consideration will be allocated among the Participating Holders pro rata based upon their respective holdings of PTI Common Stock.


      A number of the shares of SWI Common Stock payable as Initial Merger Consideration equal to $1,000,000 divided by the Closing Market Value and multiplied by the greater of the Participation Percentage and 95% will be held in the Escrow to satisfy indemnity obligations based on representations, warranties or covenants of PTI and the Principal Shareholders contained in the Merger Agreement. The Escrow will be held until January 15, 2000 or until claims made by SWI during such period are resolved. In addition, a separate escrow will be established by the Shareholders' Committee to satisfy expenses incurred by the Shareholders' Committee (including without limitation legal and accounting fees and expenses and compensation paid to members of the Shareholders' Committee), and a portion of the Initial Merger Consideration equal to the number of shares of SWI Common Stock determined by dividing $250,000 by the Closing Market Value will be deposited into that escrow. The number of shares of Initial Merger Consideration that are received by each Participating Holder (whether or not they execute a Shareholders' Committee Agreement) will be proportionately reduced to take into account the shares of SWI Common Stock placed in the Escrow or the escrow to fund the Stockholders' Committee's expenses. Any shares of SWI Common Stock deposited in such escrow accounts which are not used to satisfy indemnification obligations or expenses of the Shareholders' Committee will be distributed by the Shareholders' Committee to the Participating Holders in the same proportions as the Initial Merger Consideration was distributed.

Contingent Consideration

      In addition to the Initial Merger Consideration, the Participating Holders will receive Rights entitling them to receive additional consideration (the "Contingent Consideration") provided that certain conditions are met. The Contingent Consideration consists of (i) the Contingent Merger Consideration,
(ii) the Additional Contingent Shares and (iii) the Transasia Consideration. The Contingent Merger Consideration and the Transasia Consideration will be allocated among the Participating Holders pro rata based upon their respective holdings of PTI Common Stock and the Additional Contingent Shares will be allocated based on the respective tax liabilities of the Participating Holders entitled to receive Additional Contingent Shares. The following describes how each type of Contingent Consideration will be determined and the conditions under which each type of Contingent Consideration will be paid, if at all. The Rights of the Participating Holders to receive the Contingent Consideration (i) are personal to each such Participating Holder; (ii) are not transferable, except by operation of law or by the laws of descent and distribution; (iii) do not constitute any equity or ownership interest in the Surviving Corporation, SWI or SWMCI and (iv) do not entitle the holder to any voting or dividend rights or any other rights common to shareholders.


Contingent Merger Consideration

      The amount of Contingent Merger Consideration, if any, payable to the Participating Holders depends on the extent to which certain milestones based on the Final Cumulative Net Earnings during the Contingent Period are achieved. If the Final Cumulative Net Earnings for the Contingent Period equal or exceed $11,327,000 (the "Full Payment Milestone") then the Participating Holders will be entitled to receive the entire amount of the Contingent Merger Consideration (equal to a number of shares of SWI Common Stock calculated as $8,000,000 divided by the Closing Market Value and multiplied by the Participation Percentage). If the Final Cumulative Net Earnings for the Contingent Period is less than the Full Payment Milestone but more than $3,960,000 (the "Minimum Payment Milestone"), then the Participating Holders will be entitled to a pro rata portion of the Contingent Merger Consideration equal to (i) the maximum Contingent Merger Consideration, (ii) multiplied by a fraction, the numerator of which will be equal to the Final Cumulative Net Earnings less the Minimum Payment Milestone and the denominator of which will be equal to $7,367,000 (the Full Payment Milestone less the Minimum

Payment Milestone) and (iii) the resulting product multiplied by the Participation Percentage. If the Final Cumulative Net Earnings for the Contingent Period is less than the Minimum Payment Milestone, then the Participating Holders will not be entitled to any portion of the Contingent Merger Consideration. As described below, certain amounts may be deducted by SWI from the amounts otherwise payable as Contingent Merger Consideration to (i) satisfy claims for indemnification made by SWI and SWMCI and (ii) offset certain expenses incurred in determining the Final Cumulative Net Earnings. In the event of any transaction involving a change in identity, form or jurisdiction of incorporation of SWI or a recapitalization, reclassification or change of outstanding shares of SWI Common Stock (other than a change in par value or an event which can be adjusted for by changing the Closing Market Value) which results in the SWI Common Stock being converted into or exchanged for one or more different classes or kinds of voting stock of SWI (each, a "Reclassification Event"), each Participating Holder will thereafter have the right to receive, in lieu of the Contingent Merger Consideration, the kind and amount of voting stock which would have been issued to such Participating Holder if the Contingent Merger Consideration had been paid immediately prior to such Reclassification Event.

      The Contingent Merger Consideration, if any, will be payable as soon as practicable after the determination of the Final Cumulative Net Earnings. The right to receive the Contingent Merger Consideration, however, may be accelerated in the event of: (i) a business combination transaction between SWI and any other entity (other than (X) a transaction in which SWI is the surviving entity and SWI remains a publicly-traded company or (Y) which would constitute a Reclassification Event) which would result in the SWI Common Stock outstanding prior to such transaction being converted into or exchanged for capital stock or other securities (other than voting stock of SWI), cash or other property; (ii) the sale or disposition by SWI of all or substantially all of its assets; (iii) a complete liquidation of SWI; or (iv) any other transaction or event (other than a Reclassification Event) the consummation of which would preclude the issuance of SWI Common Stock (or other voting stock of SWI) as the Contingent Merger Consideration (each, an "Acceleration Event"). In the case of an Acceleration Event, the Contingent Merger Consideration will be payable immediately prior to the record date for the vote of stockholders of SWI required to authorize such Acceleration Event. If the right to receive the Contingent Merger Consideration is accelerated, the amount payable will be determined using the same formula as described above, except that (i) Final Cumulative Net Earnings will be determined as of the end of the calendar year most recently ended before the Acceleration Date and (ii) the Minimum Payment Milestone and Full Payment Milestone will be prorated based on the abbreviated measuring period for Final Cumulative Net Earnings in accordance with the following table:

End of Year Prior to Acceleration Event
(Calendar Year Ended December 31,)       Full Payment Milestone         Minimum Payment Milestone
----------------------------------       ----------------------         -------------------------

            1998                               $1,328,000                      $792,000
            1999                               $3,091,000                    $1,584,000
            2000                               $5,342,000                    $2,376,000
            2001                               $8,068,000                    $3,168,000
            2002                              $11,327,000                    $3,960,000

In addition, upon the occurrence of any other event which impairs the rights of the Participating Holders to receive or reduces the economic value of the Contingent Merger Consideration and which would not be covered by any specific provision of the Merger Agreement relating to the adjustment or acceleration of the right to receive the Contingent Merger Consideration, SWI will make an equitable adjustment in the application of such provisions, in accordance with the intent and principles of such provisions, so as to protect the rights of the Participating Holders to receive the Contingent Merger Consideration and to preserve the economic value of the Contingent Merger Consideration.

      The Final Cumulative Net Earnings will be determined based on income statements to be prepared by SWI for each fiscal year during the Contingent Period (each, an "Audit Period"). At the end of each Audit Period, SWI will cause an audit to be conducted of the books and records of the Surviving Corporation as of the end of such Audit Period and will cause an income statement to be prepared for such Audit Period in accordance with generally accepted accounting principles consistently applied (the "Income Statements"). Promptly following the end of each Audit Period, SWI's internal auditors under the supervision of SWI's independent accountants (collectively, the "Auditors") will determine and report the net earnings of the Surviving Corporation for the Audit Period and the cumulative net earnings of the Surviving Corporation from January 1, 1998 through the end of the most recently completed Audit Period (an "Earnings Report") based on the Income Statements. For purposes of determining net earnings and cumulative net earnings and reporting them in the Earnings Reports, the Earnings Reports will start with income net of all other expenses but before deducting tax expenses as reported in the applicable Income Statement ("Base Earnings"), which amount will be adjusted as follows:

      (i) increased by the amount of any costs or expenses included in Base Earnings which were incurred by the Surviving Corporation for which SWI actually received indemnification under the Merger Agreement;

      (ii) increased by the amount of all costs and expenses included in Base Earnings which were incurred by PTI and the Surviving Corporation in connection with the Merger Agreement and related transactions, including any amortization of goodwill by the Surviving Corporation resulting from the transactions contemplated thereby, any expenses incurred by the Surviving Corporation associated with imputed interest related to the Contingent Merger Consideration and all legal and accounting fees and disbursements in an aggregate amount not to exceed $400,000;

      (iii) increased by any loss or increase in costs and expenses or decreased by any gain or any decrease in costs or expenses resulting from the sale of real properties owned by PTI at the Effective Time and located at 1473 and 1482 Erie Boulevard, Schenectady, New York;

      (iv) increased by any costs and expenses (including, without limitation, any additional funding requirements, interest incurred with respect to such funding requirements, and legal and accounting fees and disbursements) included in the Base Earnings incurred by PTI or the Surviving Corporation solely as a result of the termination of any qualified pension or profit sharing plan of PTI, including the PTI Employee Stock Ownership Plan, and the termination of any PTI stock option plan (other than amounts paid directly to option holders in connection with the termination of such plans or options) and the liquidation and dissolution of PTI's subsidiary Power Technologies International, Inc.;

      (v) to the extent not otherwise accounted for by generally accepted accounting principles, increased by any costs, expenses or losses which are reimbursed by insurance or for which reserves were established before the Contingent Period;


      (vi) increased by any amount by which (X) amounts paid to holders of PTI Common Stock who exercise their dissenters' rights under the NYBCL, together with any costs to fund expenses associated with the satisfaction of PTI's or the Surviving Corporation's obligations under the NYBCL exceed
      (Y) the value of the shares of SWI Common Stock (based on the Closing Market Value) which such Dissenting Holders would have received if such Dissenting Holders were Participating Holders; provided, however, that no such adjustment shall be made unless the amounts paid to Dissenting Holders are reflected as an expense in the applicable Income Statement(s) for the fiscal year(s) in which they were incurred;



      (vii) increased by any costs and expenses incurred by the Surviving Corporation in connection with any environmental remediation; provided, that no such adjustment will be made for any costs and expenses incurred in connection with environmental compliance in the ordinary course of business as conducted by PTI prior to the Closing date;

      (viii) increased or decreased, as appropriate, to the extent necessary during any Audit Period to adjust for changes in Base Earnings which directly result from changes in generally accepted accounting principles during any such Audit Period as compared to generally accepted accounting principles as in effect as of the Effective Time; and

      (ix) increased or decreased, as appropriate, to mitigate any other effect of increases or decreases in "operating expenses" and "interest expense and other income" resulting from the Surviving Corporation operating as a subsidiary of SWI or SWMCI as compared to "operating expenses" and "interest expense and other income" that would have been incurred by the Surviving Corporation if operated on a stand-alone basis, or resulting from changes to the business of the Surviving Corporation imposed by SWI or SWMCI that were not contemplated when the projections furnished by PTI to SWMCI were prepared, and which would not otherwise have been incurred by PTI, or which are not offset by incremental revenues resulting from such changes.

With respect to all Audit Periods other than the Audit Period ending December 31, 2002, SWI and the Shareholders' Committee will have ninety (90) days after receiving the Earnings Report and the accompanying Income Statement for such Audit Period to assert any disagreements with any items contained therein. The Income Statement and Earnings Report for the Audit Period ending December 31, 2002 must be delivered to the Shareholders' Committee by February 28, 2003, and SWI and the Shareholders' Committee will have until 5:00 p.m. EST on March 15, 2003 to assert any disagreements. If SWI and the Shareholders' Committee are unable to resolve any properly asserted dispute concerning the final Earnings Report by March 31, 2003, an independent accounting firm chosen in a manner set forth in the Merger Agreement (the "Firm") will resolve the dispute. SWI and the Shareholders' Committee may at any time, whether or not a Firm has been retained, resolve any disputes and agree on the content of the final Earnings Report and Final Cumulative Net Earnings. The fees of the Firm in connection with this review and resolution of the disputes will be paid by SWI; however, one-half of such costs will be deducted from the Contingent Merger Consideration to which the Participating Holders would otherwise be entitled. The Contingent Merger Consideration will be distributed promptly after the correct amount is determined which can be no later than the fifth anniversary of the Closing date.

      SWI has the right to withhold a portion of the earned Contingent Merger Consideration, to satisfy indemnification obligations of PTI and the Principal Shareholders for (i) claims made before January 15, 2000 but not satisfied out of the Escrow, (ii) breaches of certain representations, warranties and covenants relating to environmental matters arising after termination of the Escrow but before January 15, 2003, and (iii) expenses relating to the indemnification of the escrow agent for the Escrow. The number of shares of SWI Common Stock that can be withheld will vary proportionately depending on how much of the Contingent Merger Consideration is earned; however, the number of shares of SWI Common Stock having an aggregate Closing Market Value of $1,000,000 is the maximum number that can be withheld if all of the Contingent Merger Consideration is earned. The number of shares of Contingent Merger Consideration that are received by each Participating Holder will be proportionately reduced to take into account shares of SWI Common Stock withheld by SWI pursuant to such provision.

Additional Contingent Shares

      In the event that the Contingent Merger Consideration becomes payable and certain other conditions described below are met, the Participating Holders who follow the procedures outlined below will be entitled to receive the Additional Contingent Shares. The payment of the Additional Contingent Shares is intended, in the event of limited appreciation in the value of SWI Common Stock, to partially offset the tax liability that Participating Holders may incur as a result of recognizing imputed interest income from the Contingent Merger Consideration. To become eligible to receive a portion of the Additional Contingent Shares, a Participating Holder must provide to SWI's independent auditors by August 30, 2003 a copy of his or her federal and applicable state tax returns for 2002 as actually filed. On February 1, 2003, SWI will mail a reminder to each Participating Holder at his, her or its last known address setting forth the name of its independent auditors and the address to which copies of the Participating Holders' 2002 tax returns are to be sent.

      The number of shares of SWI Common Stock that will be Additional Contingent Shares will be determined by dividing the amount of Additional Consideration (as defined below) by the average of the closing prices of SWI Common Stock as reported in the NYSE Composite Transactions for the ten trading days ending on the third trading day prior to the day that the Additional Contingent Shares, if any, are distributed to the Participating Holders. The "Additional Consideration" is equal to one-half of the amount, if any, by which the aggregate Individual Tax Liability (as defined below) of all of the Participating Holders who submit their tax returns exceeds the appreciation in the value of the Contingent Merger Consideration between the Closing date and the date it was paid; however, the Additional Consideration cannot be greater than $500,000 or less than zero. The "Individual Tax Liability" of the Participating Holders is the amount, as reasonably estimated by SWI's independent auditors based on the tax returns provided by Participating Holders, by which the federal and state income tax liability of the Participating Holders who submit their tax returns for 2002 would have increased if the amount of imputed interest received by such Participating Holders as a result of the distribution of the Contingent Merger Consideration had been included in such Participating Holder's income for 2002.


      The Additional Contingent Shares will be allocated among the Participating Holders who submit their tax returns pro rata in the proportion that their respective Individual Tax Liability bears to the aggregate Individual Tax Liability of all such Participating Holders.

Transasia Consideration

      If, during the period from January 1, 1998 until the Contingent Merger Consideration is determined, the Surviving Corporation receives (i) payments of "development fees" or payments on account of its "carried interest" pursuant to the Transasia Agreement or (ii) net proceeds from the disposition of its interest in the Transasia Agreement, then the Participating Holders will be entitled to receive such amounts as Transasia Consideration. Such payments or proceeds will be reduced by any taxes or expenses incurred in collecting and administering such amounts and in determining the amount of the Transasia Consideration. The aggregate amount payable as Transasia Consideration is limited to not more than 20% of the aggregate value of the Initial Merger Consideration and Contingent Merger Consideration received by the Participating Holders. Any Transasia Consideration payable will be paid to the Participating Holders by check on the date on which the certificates representing the Contingent Merger Consideration are delivered or, if no Contingent Merger Consideration is due, promptly after the amount of Transasia Consideration is determined. To date, no development fees or payments on account of PTI's carried interest pursuant to the Transasia Agreement have been paid.


Interests of Certain Persons in the Merger

      Steven J. Balser, President and a Director of PTI, has an interest in the Merger that is in addition to the interests of shareholders of PTI generally. PTI has entered into an agreement with Mr. Balser that provides certain benefits in the event of the termination of Mr. Balser's employment following a change of control of PTI. The Merger will constitute a change in control of PTI within the meaning of such agreement. This Agreement provides that if Mr. Balser is terminated for other than "cause" within one year following the Merger, he will be entitled to receive an amount equal to his annual salary pro-rated for each month that he remains employed following the Merger, but in no event less than 50% of his annual salary. The Board of Directors of PTI was aware of this interest and considered it, among other matters, in approving and adopting the Merger Agreement and the transactions contemplated thereby.

      In addition, it is a condition to the consummation of the Merger that Ian Grant, Gordon Hirschman, James V. Mitsche, John D. Mountford, David J. Lawrence and Timothy G. Schmehl, each a member of PTI's management, enter into employment agreements with the Surviving Corporation.

Effective Time

      It is expected that the Closing contemplated by the Merger Agreement will take place on or about August 14, 1998.


      The date and time of the filing of appropriate merger documents with the Secretary of State of the State of Delaware and the New York Department of State, or such later time as may be specified therein, will be the Effective Time of the Merger. PTI and SWI will cause such merger documents to be filed and recorded as soon as practicable on or after the satisfaction or waiver of all conditions to the Merger. It is expected that the Merger documents will be filed on the Closing date, and will specify an Effective Time of not later than September 1, 1998.


Resales of SWI Common Stock

      The shares of SWI Common Stock to be issued as Initial Merger Consideration pursuant to the Merger Agreement have been registered under the Securities Act and may be traded without restriction by all former holders of shares of PTI Common Stock who are not "affiliates," as such term is defined under the Securities Act, of PTI ("Affiliates"). The Rights to receive the SWI Common Stock, if any, payable as Contingent Merger Consideration and Additional Contingent Shares have been registered under the Securities Act. Such Rights are not transferable by the holders thereof, except by operation of law or in accordance with the applicable laws of descent and distribution. Under the Merger Agreement, SWI has agreed, if necessary, to register the shares of SWI Common Stock, if any, issued as Contingent Merger Consideration and Additional Contingent Shares under the Securities Act.


      Directors, executive officers and certain 10% shareholders of PTI may be deemed to be Affiliates. It is a condition to SWI's obligations under the Merger Agreement that each Affiliate execute and deliver to SWI an affiliate letter (an "Affiliate Letter") setting forth certain restrictions on such Affiliate's ability to sell the shares of SWI Common Stock received in the Merger. Such restrictions arise from the applicable provisions of Rules 144 and 145 under the Securities Act. The signatory to the Affiliate Letter also makes certain representations as to the tax-free nature of the Merger.


Shareholders' Committee

      The Merger Agreement contemplates that each Participating Holder will execute a Shareholders' Committee Agreement appointing F.S. Prabhakara, Mary A. Sager and Douglas E. Welsh as the Shareholders' Committee to represent the interests of the Participating Holders in connection with administering the Escrow, negotiating indemnification disputes, resolving issues regarding the amount of the Contingent Merger Consideration and resolving any other disputes arising under the Merger Agreement and Escrow Agreement.


      In addition, the Shareholders' Committee would be authorized to negotiate with SWI for the payment of a reduced amount of the Contingent Merger Consideration within the limitations described in the Shareholders' Committee Agreement. The Shareholders' Committee would also be authorized to agree to waive or amend any rights of the Represented Shareholders if authorized to do so by the affirmative vote of the holders of two-thirds of the Participating Shares held by the Represented Shareholders.


      The members of the Shareholders' Committee were selected by an informal vote of the PTI shareholders. The Shareholders' Committee Agreement grants the members of the Shareholders' Committee a power of attorney to act on behalf of the shareholders of PTI who sign such agreements (the "Represented Shareholders"), authorizes the Shareholders' Committee to commence litigation, releases the members of the Shareholders' Committee from certain breaches of fiduciary duties, and provides for the Represented Shareholders to indemnify the members of the Shareholders' Committee against any claims, liabilities or losses incurred by them as a result of their actions as members of the Shareholders' Committee. Two copies of a Shareholders' Committee Agreement are enclosed with this Prospectus and Proxy Statement, and the PTI Board requests that you execute and return these Agreements whether you vote for or against the Merger. Participating Holders who do not execute Shareholders' Committee Agreements will not be represented by the Shareholders' Committee and will be required to independently resolve any disputes relating to the Merger with SWI directly.

      Each of the members of the Shareholders' Committee will be entitled to an annual retainer of $1,000 and will be paid $250 for each Shareholders' Committee meeting that they attend (up to a maximum of four meetings per year). They will also be entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in performing their duties as members of the Shareholders' Committee.

      In order to satisfy expenses incurred by the Shareholders' Committee (including without limitation legal and accounting fees and expenses and compensation paid to members of the Shareholders' Committee), an escrow account will be established with a portion of the Initial Merger Consideration equal to the number of shares of SWI Common Stock determined by dividing $250,000 by the Closing Market Value. The number of shares of Initial Merger Consideration that are received by each Participating Holder (whether or not they are a Represented Shareholder) will be proportionately reduced. Any shares of SWI Common Stock not used to satisfy expenses of the Shareholders' Committee will be distributed proportionately to the Participating Holders.

                              THE MERGER AGREEMENT

Representations and Warranties

      PTI and SWI have made certain representations and warranties to each other relating to, among other things, (i) organization and similar corporate matters;
(ii) capitalization, (iii) the authorization, execution, delivery and performance of the Merger Agreement and absence of conflicts, violations and defaults under their respective charter and by-laws and certain other agreements and documents, (iv) preparation of financial statements, (v) absence of material adverse changes and events since a certain date, (vi) compliance with laws,
(vii) absence of investigations and litigation, (viii) that no brokers were involved in the transactions, and (ix) full disclosure of material information. The Merger Agreement also contains additional representations and warranties of PTI relating to, among other things, (i) collectibility of and adequacy of reserves made for accounts receivable, (ii) taxes, (iii) contracts and other agreements, (iv) real property owned and leased, (v) tangible property owned,
(vi) intellectual property, (vii) title to its properties, (viii) customers,
(ix) employee benefit plans, (x) employee relations, (xi) relationships with affiliates of PTI, (xii) insurance coverage and claims, (xiii) banking relationships, (xiv) compliance with environmental laws, (xv) year 2000 compliance of software owned or licensed by PTI and (xvi) the information provided by PTI for inclusion in this Prospectus and Proxy Statement. The Merger Agreement also contains an additional representation and warranty by SWI relating to the documents and reports filed by SWI with the Commission. Certain of the representations and warranties made by PTI and SWI also extend in many respects to their respective subsidiaries and affiliates. In the case of SWI, Merger Sub and SWMCI join in certain of the representations and warranties. In addition, the Merger Agreement contains various representations and warranties by the Principal Shareholders relating to, among other things, (i) authority to execute, deliver and perform the Merger Agreement, (ii) absence of conflicts, violations and defaults, (iii) title to their shares and (iv) accuracy of the representations and warranties of PTI.

Certain Covenants

      PTI has agreed that, except with the prior written consent of SWI and with certain other exceptions set forth in the Merger Agreement, prior to the consummation of the Merger it will observe certain covenants relating to the conduct of its business, including conducting its business in the usual course and using reasonable efforts to (i) preserve intact and keep available the services of PTI's employees, (ii) keep in effect certain insurance policies in coverage amounts not less than those in effect on the date that the Merger Agreement was executed, (iii) preserve its business, advertise, promote and market its services, keep its properties intact and preserve its goodwill, (iv) use all reasonable efforts to preserve and protect its intellectual property rights and (v) operate its business diligently and solely in the ordinary course of business.

      PTI has also agreed that, except with the prior written consent of SWI and with certain other exceptions set forth in the Merger Agreement, it will not take the following actions: (i) sell or transfer, or mortgage, pledge or create or permit to be created any security interest on any of its assets, except for sales or transfers in the ordinary course of business and the disposition by PTI of shares of Hydropower Technologies, Inc. held by PTI on terms satisfactory to SWI; (ii) incur any obligation or liability other than in the ordinary course of business, incur any indebtedness for borrowed money or enter into any other contracts or commitments involving payments of $50,000 or more, except for purchase orders or commitments for inventory, materials, supplies and items for customers in the ordinary course of business; (iii) change the compensation or fringe benefits for any officer, director, employee, or consultant, except for ordinary merit increases for employees other than officers based on periodic reviews in accordance with past practices, or enter into or modify any employee benefit plan or any employment severance or other agreement with any officer, director, employee, or consultant of PTI (except that PTI may terminate certain benefits plans and distribute certain accrued benefits payable under such plans to the extent permitted under the Merger Agreement); (iv) grant or accelerate the exercisability of any option, warrant, or other right to purchase, or convert any obligation into shares of PTI capital stock (except that PTI may accelerate the exercisability of options to purchase PTI Common Stock held by employees and outstanding on the date of the Merger Agreement), declare or pay any dividend or other distribution with respect to any shares of PTI capital stock or issue any shares of its capital stock except upon the exercise of certain options outstanding on the date of the Merger Agreement or in exchange for shares of Class C Common Stock surrendered in exchange for shares of Class A Common Stock upon the termination of the PTI Employee Stock Ownership Plan; (v) amend its certificate of incorporation or by-laws (other than to limit its directors' liabilities in certain cases and to provide for indemnification of the officers and directors to the fullest extent permitted by New York law and SWI's internal policies); (vi) make any material acquisition of property other than in the ordinary course of business or (vii) to enter into or modify any license, technology development or technology transfer agreement with any third party, other than software license agreements between PTI and its customers in the ordinary course of business on PTI's standard form of license agreement and involving payments of less than $200,000.

      PTI has additionally agreed that it will (i) permit SWMCI and SWI and their authorized employees and representatives to have access to the assets, properties, business, books, records and operations of PTI and its subsidiaries and affiliates and to cause its employees and representatives to cooperate with such investigation; (ii) identify to SWI all persons that PTI believes may be affiliates of PTI for purposes of Rule 145 under the Securities Act, to furnish information to SWI concerning such persons and to cause such persons to deliver an Affiliate Letter to SWI; and (iii) to use reasonable efforts to cause each Participating Holder to execute and deliver a Shareholders' Committee Agreement authorizing a shareholders' representative to act on behalf of such Participating Holders in certain matters. The Principal Shareholders have joined in certain of the covenants made by PTI to SWI.


      SWI has agreed that prior to the Effective Time, it will (i) take all action it deems reasonably necessary to register under the Securities Act the issuance of SWI Common Stock to the holders of PTI Common Stock as Initial Merger Consideration, and, if necessary, the shares of SWI Common Stock issuable as Contingent Merger Consideration and Additional Contingent Shares, if any, under the Securities Act and take any action reasonably required to be taken under state blue sky or securities laws in connection with the issuance of such shares of SWI Common Stock pursuant to the Merger Agreement; (ii) take such steps as are required to accomplish, as of the Effective Time, the listing of the shares of SWI Common Stock to be issued as Initial Merger Consideration on the NYSE; (iii) through the Closing date, furnish PTI with copies of each report filed by SWI under the Exchange Act and to file all reports under the Exchange Act in a timely manner and in compliance with the Exchange Act; (iv) provide employees of the Surviving Corporation after the Merger with certain benefits described in the Merger Agreement; (v) make available to the Surviving Corporation working capital in an amount reasonably required to conduct the business of the Surviving Corporation in the manner contemplated in the projections furnished by PTI to SWI which form the basis for the calculation of the Contingent Merger Consideration and on such other terms set forth in the Merger Agreement; (vi) operate the Surviving Corporation as a separate entity during the period before the Contingent Merger Consideration is paid and conduct the business of the Surviving Corporation during such period in a manner which maximizes the revenues and earnings of the Surviving Corporation; and (vii) indemnify and hold harmless the former officers and directors of PTI with respect to actions taken before the Effective Time to the fullest extent permitted under New York law.


      PTI and SWI have each agreed to (i) use their respective reasonable efforts to obtain the other party's approval prior to issuance of any press release or other information to the press or any third party with respect to the Merger Agreement or the transactions contemplated thereby and (ii) not take any action that would cause the Merger to fail to qualify as a tax free reorganization.


      Under the Merger Agreement, the Principal Shareholders, consisting of Messrs. Steven J. Balser, Lionel O. Barthold and Ian S. Grant, as well as the other directors of PTI, consisting of Messrs. Dale Douglass, Gordon B. Hirschman and F.S. Prabhakara and Ms. Mary A. Sager, have each agreed that, until the Merger Agreement is terminated, he or she will vote all shares of PTI Stock held by him or her in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and will not exercise dissenters' rights with respect to a vote on such matters. Each of such individuals has additionally granted to SWI an irrevocable proxy to vote all shares of PTI held by such individuals in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement. As of the Record Date, such individuals had voting control over, in the aggregate, 103,841 shares of PTI Class A Common Stock, no shares of PTI Class B Common Stock, and 446 shares of PTI Class C Common Stock, representing approximately 32.7% of all of the outstanding shares of PTI Common Stock as of such date.

Conditions of Merger

      The respective obligations of SWI and PTI to consummate the Merger are subject to the satisfaction of certain conditions, including the following: (i) approval of the Merger Agreement and the Merger by the shareholders of PTI; (ii) the absence of any order or injunction prohibiting consummation of the Merger;
(iii) the accuracy in all material respects of the representations and warranties made to each party and compliance in all material respects with all agreements and covenants by each party; (iv) the eligibility for trading on the NYSE of SWI Common Stock to be issued as Initial Merger Consideration; (v) the declaration by the Commission of the effectiveness of the Registration Statement of which this Prospectus and Proxy Statement forms a part; (vi) the execution and delivery of the Escrow Agreement by all parties thereto, and; (vii) the delivery by each party of all certificates of public officials reasonably requested by the other party.


      The obligations of PTI and the Principal Shareholders to consummate and effect the Merger are further subject to receipt of certain closing certificates and a legal opinion and fulfillment, or the waiver thereof by PTI and the Principal Shareholders before the Effective Time, of the following conditions:
(i) the representations and warranties of SWI contained in the Merger Agreement shall be, in all respects, true as of and at the Effective Time with the same effect as though made at such date, except as affected by transactions permitted or contemplated by the Merger Agreement; (ii) SWI shall have performed and complied, in all material respects, with all covenants required by the Merger Agreement to be performed or complied with by SWI before the Effective Time;
(iii) Nixon, Hargrave, Devans & Doyle LLP shall have delivered to PTI and the Principal Shareholders dated as of the Closing date and in a form satisfactory to PTI and the Principal Shareholders its written opinion substantially to the effect that the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code.


      The obligations of SWI to consummate and effect the Merger are further subject to the receipt of certain closing certificates and a legal opinion and fulfillment, or to the waiver thereof by SWI before the Effective Time, of the following conditions: (i) the representations and warranties of PTI contained in the Merger Agreement shall be, in all respects, true as of and at the Effective Time with the same effect as though made at such date, except as affected by transactions permitted or contemplated by the Merger Agreement; (ii) PTI shall have performed and complied, in all material respects, with all covenants required by the Merger Agreement to be performed or complied with by PTI before the Effective Time; (iii) PTI shall have delivered to SWI an Affiliate Letter executed by each person affiliated by PTI who is required to execute such a letter under the Merger Agreement; (iv) PTI shall have executed and delivered the Merger Agreement, Escrow Agreement and related documents required to effectuate the Merger and carry out the transactions contemplated thereby; (v) SWMCI shall have entered into an employment and noncompetition agreement with each of several key management employees of PTI and reached understandings with at least seven out of ten key personnel identified by SWI to continue their respective employment with the Surviving Corporation; (vi) PTI shall have terminated the PTI Money Purchase Plan and Trust and the 401(k) Profit Sharing Plan of PTI; (vii) Power Technologies International, Inc. shall have duly redeemed all of its shares held by PTI; (viii) holders of not more than 5% of the outstanding shares of PTI Common Stock on the date of the Merger Agreement shall have received or be entitled to receive consideration pursuant to the provisions of Section 623 of the NYBCL; (ix) Palmer & Dodge LLP shall have delivered to SWI its written opinion that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (x) PTI shall have delivered to SWI documentation necessary for SWI to change the authorized signatories on PTI's bank and brokerage accounts; (xi) PTI shall have arranged for the surrender and cancellation of any outstanding options exercisable for PTI Common Stock, and; (xii) the SWI Board of Directors shall have ratified the execution and delivery of the Merger Agreement by SWI.

Termination


      The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by PTI's shareholders, as follows: (i) by either SWI or PTI if, without fault of the terminating party, the Closing date shall not have occurred on or before September 1, 1998, which date may be extended by mutual consent of the parties; (ii) by PTI if any representation or warranty of SWI made herein was not true and correct in all material respects when made, or if SWI has materially breached any covenant contained in the Merger Agreement and has not cured such breach within 30 business days of receipt of written notice from PTI or by the Closing date, whichever occurs first; (iii) by SWI upon written notice to PTI if any representation or warranty made in the Merger Agreement by PTI or a Principal Shareholder was not true and correct in all material respects when made, or PTI or any Principal Shareholder has materially breached any covenant in the Merger Agreement and has not cured such breach within 30 business days of receipt of written notice from SWI or by the Closing date, whichever occurs first; (iv) if a court of competent jurisdiction or governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree or ruling shall have become final and nonappealable; (v) by PTI or SWI if the PTI shareholders vote and fail to approve the Merger as required by New York law (provided that SWI does not have the right to terminate the Merger Agreement for this reason if PTI would otherwise have a right to terminate this Agreement); (vi) by SWI if PTI's Board of Directors (a) fails to include in this Prospectus and Proxy Statement its recommendation that the PTI shareholders vote in favor of the adoption of the Merger Agreement, (b) withdraws its recommendation that shareholders vote in favor (other than in connection with exercising PTI's rights to terminate the Merger Agreement pursuant to any other provisions) or (c) adopts resolutions approving or otherwise authorizes an acquisition transaction prior to termination of the Merger Agreement; (vii) by PTI, by 5:00 p.m. Boston time on the second business day prior to the Closing date, if the Closing Market Value is greater than $60.00; provided that SWI may negate such termination by notifying PTI prior to 5:00 p.m. Boston time on the day prior to the Closing date of its election to use $60.00 as the Closing Market Value; (viii) by SWI, by 5:00 p.m. Boston time on the second business day prior to the Closing date, if the Closing Market Value is less than $35.00; provided that PTI may negate such termination by notifying SWI prior to 5:00 p.m. Boston time on the day prior to the Closing date of its election to use $35.00 as the Closing Market Value; (ix) by SWI, if the Disclosure Schedule to the Merger Agreement delivered by PTI as of the Closing date reflects any event, fact, circumstance or condition (a) which was in existence on or as of the date hereof or which arose subsequent to the date hereof, (b) which was not reflected on the PTI Disclosure Schedule delivered with the Merger Agreement when executed, and (c) which represents a material adverse change in the business or financial condition of PTI; or (x) at any time with the written consent of SWI and PTI.


Termination Fee


      PTI will be required to pay SWI a termination fee of $300,000 if the Merger Agreement is terminated (i) by SWI because PTI or a Principal Shareholder breaches a material representation, warranty or covenant and fails to timely cure such breach or (ii) by SWI or PTI if PTI fails to obtain the requisite shareholder approval or the PTI Board withdraws its recommendation that the shareholders vote in favor of the Merger if at the time of such failure or withdrawal or within 12 months thereafter, PTI or a Principal Shareholder shall have entered into an agreement to engage in a merger or business combination transaction with any person other than SWI or if the PTI Board approves or recommends that the PTI shareholders approve such a transaction.


Waiver and Amendment


      At any time prior to the Effective Time (i) the parties to the Merger Agreement may, by written agreement, waive or extend the time for performance of any obligation under the Merger Agreement, and (ii) any term or provision of the Merger Agreement may be waived in writing by the party entitled to the benefits thereof.

No Solicitation

      PTI has agreed not to (i) solicit, initiate or encourage discussions with any person, other than SWI, relating to the possible acquisition of PTI or all or a material portion of the assets or capital stock of PTI or any merger or other business combination with PTI, or (ii) except to the extent reasonably required by fiduciary obligations under applicable law as advised in writing by independent legal counsel, participate in any negotiations regarding, or furnish to any other person information with respect to, any effort or attempt by any other person to do or to seek any such transaction.

Indemnity and Escrow


      Under the Merger Agreement, the holders of PTI Common Stock outstanding immediately prior to the Effective Time, agree, jointly and severally, to indemnify and hold harmless SWI (and its respective directors, officers, employees, agents, affiliates and assigns) from and against all losses, liabilities, damages, deficiencies, costs or expenses, including interest and penalties and reasonable attorneys' fees whether or not arising out of third-party claims, and including all amounts paid in investigation, defense or settlement of any actions or claims or related proceedings (i) based upon, arising out of or otherwise in respect of any inaccuracy in, or breach of, any representation, warranty or covenant of PTI contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement (separately and together, "Losses") or (ii) resulting from the redemption by PTI on or after the date of the Merger Agreement of any shares of PTI Common Stock pursuant to any Share Repurchase Agreements between PTI and any shareholder of PTI. PTI and SWI have agreed, however, that with respect to any Losses based upon or arising out of a breach of or inaccuracy in the representations and warranties relating to environmental matters, Losses shall only consist of: (i) losses relating to Hazardous Materials (as such term is defined in the Merger Agreement) generated, used, handled, treated, stored or disposed or released by PTI at any site owned or premises leased by PTI, or relating to underground storage tanks located at such sites or premises; (ii) losses relating to off-site shipments of Hazardous Materials from any site owned by or premises leased by PTI, for the purpose of treatment, storage or disposal; (iii) losses relating to conditions of which PTI had knowledge as of the Closing date and which were not disclosed in the Disclosure Schedule delivered by PTI; (iv) losses relating to PTI's property situated on the site known as Parcel 344 - Schenectady Industrial Development Corporation located at 344 Knott Street, Schenectady, New York, and; (v) losses not described in clauses (i), (ii) and (iii) above which arise as a result of conditions (a) revealed by means other than (x) any environmental investigations conducted by or on behalf of SWI, or (y) any environmental investigations conducted by any third party which SWI, SWMCI or the Surviving Corporation is not required to permit under any applicable law(s) regulation(s) or order(s) of a governmental authority, or which are not required under any applicable law(s), regulation(s) or order(s) of a governmental authority, and (b) required by any applicable law(s), regulation(s) or of a governmental authority to be reported and remediated.


      Each Principal Shareholder has agreed to indemnify SWI (and its directors, officers, employees, agents, affiliates and assigns) from and against Losses based upon, arising out of or otherwise in respect of any inaccuracy in, or breach of, any representation, warranty or covenant of such Principal Shareholder contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement.

      A number of the shares of SWI Common Stock payable as Initial Merger Consideration equal to $1,000,000 divided by the Closing Market Value and multiplied by the greater of the Participation Percentage or 95% will be held in escrow (the "Escrow") to satisfy indemnity obligations based on representations, warranties or covenants of PTI and the Principal Shareholders contained in the Merger Agreement. The Escrow will be held until January 15, 2000 or until claims made by SWI during such period are resolved. In addition, SWI has the right to withhold from the Contingent Merger Consideration, to the extent earned, shares of SWI Common Stock having an aggregate Closing Market Value of up to a maximum amount of $1,000,000 (assuming that all of the Contingent Merger Consideration is earned) to satisfy indemnification obligations of PTI and the Principal Shareholders for (i) claims made before January 15, 2000 but not satisfied out of the Escrow, (ii) breaches of certain representations, warranties and covenants relating to environmental matters arising after termination of the Escrow but before January 15, 2003, and (iii) expenses relating to the indemnification of the escrow agent for the Escrow. No indemnification shall be payable by SWI, on the one hand, or PTI and the Principal Shareholders, on the other hand, until the aggregate amount of all Losses covered by their respective obligations to indemnify exceed $100,000.

Notwithstanding the foregoing, no indemnification shall be payable by PTI for Losses arising out of any breach by PTI of its representations and warranties relating to intellectual property matters except to the extent that such Losses, in the aggregate, exceed $25,000.

      In addition, to the extent that the amount of claims and expenses for which SWI may withhold shares of SWI Common Stock otherwise payable as Contingent Merger Consideration are disputed or cannot be readily ascertained on the date that the Contingent Merger Consideration is paid, then SWI may withhold and deposit into escrow an amount of shares of SWI Common Stock having an aggregate Closing Market Value equal to the estimated amount of such claims. The escrow into which such shares are deposited will provide for customary terms and conditions substantially similar to those contained in the Escrow Agreement.

      By voting in favor of the Merger, a PTI shareholder is approving the terms and conditions of the Escrow Agreement and thereby is agreeing to share in the obligation to indemnify SWI under the Merger Agreement to the extent of the funds deposited in escrow.

                  CERTAIN OTHER MATTERS RELATING TO THE MERGER

Regulatory Matters

      Other than the filing of appropriate merger documents with the Secretary of State of Delaware and the New York Department of State, the declaration of effectiveness of the Registration Statement of which this Prospectus and Proxy Statement is a part, and routine approvals and actions required under PTI's permits and licenses to reflect the change in control of PTI, there are no governmental approvals required to effect the Merger.

Expenses

      The Merger Agreement provides that if the Merger is not consummated, SWI and PTI will each bear their respective expenses incurred in connection with the preparation, execution, and performance of the Merger Agreement and the transactions contemplated thereby. The Principal Shareholders will bear their own expenses whether or not the Merger is consummated. SWI will pay all fees relating to the registration and issuance of the shares of SWI Common Stock comprising the Initial Merger Consideration and the rights to receive the Contingent Merger Consideration and Additional Contingent Shares under applicable federal and state securities laws. The expense of printing the Prospectus and Proxy Statement will also be borne by SWI.

Accounting Treatment

      The Merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles ("GAAP"). Under this method of accounting, the purchase price, including costs directly related to the Merger, will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of consummation, with any excess purchase consideration allocated to cost in excess of net assets acquired. The operating results of PTI will be included with those of SWI from the date of consummation.


Employee Stock Ownership Plan Contribution and Termination; Termination of Termination Bonus Plan and Payment of Accrued Benefits


      If all of the conditions precedent to the Closing have been satisfied or waived on or before August 31, 1998 then, immediately following such event, PTI will make a contribution to the PTI ESOP for the plan year ended December 31, 1997 in an amount sufficient to pay the indebtedness encumbering the shares of PTI Class C Common Stock held by the ESOP. At December 31, 1997, the outstanding balance of such indebtedness was $347,921. Upon payment of the indebtedness, all shares held by the ESOP will be allocated to the respective accounts of the ESOP participants pro rata based on the existing allocation of shares under the ESOP and, thereafter, the ESOP will be terminated and the ESOP shares distributed to the participants. In addition, following the consummation of the Merger, PTI's Termination Bonus Plan, under which employees of PTI are eligible to receive a cash payment upon termination of employment, will be terminated. Upon the termination of such plan, the employees eligible to participate in the plan will be paid their accrued benefits through December 31, 1997.

                        MANAGEMENT AND OTHER INFORMATION


       Immediately following the consummation of the Merger, PTI will be a wholly-owned subsidiary of SWI, and all of PTI's subsidiaries will be indirect wholly-owned subsidiaries of SWI. As soon as practicable following the Effective Time, SWI will transfer all shares of the Surviving Corporation to SWMCI so that the Surviving Corporation will become a wholly-owned subsidiary of SWMCI and an indirect wholly-owned subsidiary of SWI. After the consummation of the Merger, SWI will be managed by the same Board of Directors and executive officers as existed prior to the Merger. Certain information relating to the management, executive compensation, certain relationships and related transactions and other related matters pertaining to SWI is set forth in or incorporated by reference in SWI's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, which is incorporated by reference in this Prospectus and Proxy Statement and attached hereto as Appendix C. See "Incorporation of Certain Documents by Reference." In addition, attached as Appendix F hereto is copy of SWI's Revised
Schedule 14A Proxy Statement Pursuant to Section 14(a) of the Exchange Act, as filed with the Commission on July 8, 1998, which contains certain of such information which is incorporated by reference into SWI's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.



                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the material federal income tax consequences of the Merger. This summary is not a complete description of all of the federal income tax consequences of the Merger, nor does it discuss the possible tax consequences of the Merger to shareholders who are subject to special treatment under the Code, such as shareholders who are not U.S. citizens or residents, shareholders who do not hold their PTI Common Stock as a capital asset, or shareholders who acquired their PTI Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this summary does not discuss the tax consequences of the Merger under state, local or foreign law. PTI shareholders are urged to consult their own tax advisors regarding the tax consequences of the Merger to them based on their particular tax situations, as well as the effects of state, local and foreign law.

      The following discussion is based on the law in effect on the date of this Prospectus and Proxy Statement. If changes are made to current law, the tax consequences of the Merger may vary from those described in this summary.


      Palmer & Dodge LLP, counsel to SWI, and Nixon, Hargrave, Devans & Doyle LLP, counsel to PTI, have each delivered an opinion that the description of the federal income tax consequences of the Merger contained in this section fairly and accurately summarizes the material federal income tax consequences of the Merger. These opinions, which are attached as Exhibits 8.1 and 8.2, respectively, to the Registration Statement of which this Prospectus and Proxy Statement is a part, are based on certain assumptions and subject to certain limitations and qualifications, including the assumption that the Merger will be implemented as described in this Prospectus and Proxy Statement and the Merger Agreement. Neither this summary nor the opinions of counsel to SWI and PTI are binding on the Internal Revenue Service (the "IRS"), and no rulings have been or will be requested from the IRS with respect to the Merger.


Tax Consequences of the Merger

      Based upon and subject to the assumptions and limitations stated above, it is the opinion of Palmer & Dodge LLP and Nixon, Hargrave, Devans & Doyle LLP that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that the material federal income tax consequences of the Merger will be as follows:

      (i) no gain or loss will be recognized by PTI or SWI by reason of the Merger;

      (ii) no gain or loss will be recognized by PTI shareholders on account of their receipt of SWI Common Stock as Initial Merger Consideration in exchange for their PTI Common Stock;

      (iii) PTI shareholders who receive cash in lieu of fractional shares of SWI Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by SWI; shareholders will recognize gain or loss as a result of this deemed redemption in an amount equal to the difference between the cash received and the portion of the basis in their PTI Common Stock allocable to the fractional shares they are deemed to have received; such gain or loss will be capital gain or loss if a shareholder held his or her PTI Common Stock as a capital asset at the Effective Time;

      (iv) in the event that Contingent Merger Consideration and Additional Contingent Shares (together, "Contingent Shares") are issued, a portion of such Contingent Shares will be considered a payment of interest under the "imputed interest" rules of section 483 of the Code, and PTI shareholders will recognize ordinary income upon their receipt of such portion; no gain or loss will be recognized by PTI shareholders on account of their receipt of the remaining portion of the Contingent Shares in exchange for their PTI Common Stock;

      (v) in the event that a payment of Transasia Consideration is made, a portion of such payment will be considered a payment of interest under the "imputed interest" rules of section 483 of the Code, and PTI shareholders will recognize ordinary income upon their receipt of such portion; the remaining portion of the Transasia Consideration will be treated as part of the consideration received by PTI shareholders in exchange for their PTI Common Stock, and the gain, if any, to a PTI shareholder upon such exchange will be recognized, but not in an amount in excess of the non-interest portion of the Transasia Consideration received; such gain will be capital gain if the PTI Common Stock was held as a capital asset at the Effective Time, unless the exchange has the effect of the distribution of a dividend; if the exchange has the effect of the distribution of a dividend, then the amount of gain recognized that is not in excess of each shareholder's ratable share of the undistributed earnings and profits of PTI at the Effective Time will be treated as a dividend; generally, a payment of Transasia Consideration to a PTI shareholder should not be treated as having the effect of the distribution of a dividend;

      (vi) the basis of the SWI Common Stock received by a PTI shareholder, including fractional share interests, shares held in escrow and Contingent Shares, if any (excluding Contingent Shares treated as interest), will be the same as the basis of the PTI Common Stock exchanged therefor, decreased by the amount of Transasia Consideration, if any, received (excluding Transasia Consideration treated as interest) and increased by the amount of gain required to be recognized by the shareholder; while not free from doubt, it is expected that, until such time as it is possible to determine the actual number of Contingent Shares, if any, to be issued, the interim basis of the SWI Common Stock received in exchange for PTI Common Stock will be determined by assuming that the maximum number of Contingent Shares (excluding Contingent Shares treated as imputed interest) which could be issued will be issued; in addition, no basis adjustments should be required with respect to the Transasia Consideration, if any, to which shareholders may be entitled, until such Transasia Consideration is received;

      (vii) the holding period of the SWI Common Stock received by a PTI shareholder (including fractional share interests and Contingent Shares, if any, but not including the portion of any Contingent Shares treated as interest) will include the period during which the PTI Common Stock surrendered in exchange therefore was held, provided that the PTI Common Stock was held as a capital asset at the Effective Time;

      (viii) the portion of Contingent Shares, if any, treated as interest will have a basis equal to the fair market value of such portion on the date it is treated as having been received by a PTI shareholder and will have a holding period beginning on such date; and

      (ix) a PTI shareholder who exercises dissenters' rights with respect to his or her shares will generally recognize gain or loss measured by the difference between the shareholder's basis in his or her PTI Common Stock and the amount of cash received, and such gain or loss will be capital gain or loss if the PTI Common Stock was held as a capital asset at the Effective Time.

      Consummation of the Merger is conditioned on the receipt of an opinion of Nixon, Hargrave, Devans & Doyle LLP and of Palmer & Dodge LLP, each dated as of the Effective Time, that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Delivery of these opinions will be based on receipt by such counsel of representations by PTI and SWI substantially similar to representations that the IRS customarily requires for advance rulings on tax free acquisitive reorganizations and facts that are reasonably consistent with facts existing at the Effective Time.

                               DESCRIPTION OF SWI


      The business of SWI is described in SWI's annual report on Form 10-K for the fiscal year ended December 31, 1997, which is incorporated herein by reference and attached as Appendix C hereto. See "Incorporation of Certain Documents By Reference."


                               SWI SHARE OWNERSHIP

      The following table sets forth information with respect to (i) all persons who are known to SWI to be the beneficial owner of more than five percent of the outstanding SWI Common Stock, (ii) all directors of SWI, (iii) each of the executive officers of SWI named in the Summary Compensation Table filed as part of the Company's Proxy Statement dated March 31, 1998 (the "Named Executive Officers") and (iv) all directors and executive officers of SWI as a group. The information set forth below is based solely on information furnished by each stockholder as contained in filings made by such person with the Commission, and is as of May 31, 1998 unless otherwise indicated.

                                                  Shares of SWI Common             Percentage of SWI
       Name                                     Stock Beneficially Owned(1)    Common Stock Outstanding(1)
       ----                                    ---------------------------    ---------------------------
Employee Stock Ownership Plan ....................      2,572,334 (2)                    20.1%
FMR Corp. ........................................      1,667,600 (3)                    13.0
Employee Investment Plan .........................      1,471,205 (4)                    11.5
Frank J.A. Cilluffo ..............................        725,971 (5)(8)                  5.7
H. Kerner Smith ..................................        139,632 (6)(7)                  1.1
John P. Merrill, Jr ..............................          7,576 (8)                       *
Bernard W. Reznicek ..............................          7,645 (8)                       *
Robert C. Wiesel .................................         30,262 (6)(9)                    *
Kent F. Hansen ...................................          5,471 (8)                       *
J. Angus McKee ...................................          6,193 (8)                       *
Peter M. Wood ....................................          5,776 (8)                       *
David N. McCammon ................................          5,658 (8)                       *
Donna F. Bethell .................................          5,071 (8)                       *
Elvin R. Heiberg III .............................          5,071 (8)                       *
Edward J. Walsh ..................................         21,710 (6)(9)                    *
Daniel P. Levy ...................................          6,019 (6)(9)                    *
Thomas L. Langford ...............................          7,000 (6)(9)                    *

All directors and executive officers
as a group (17 persons)(10) ......................        993,247                         7.6

----------
* Percentage is less than 1% of the total number of outstanding shares of SWI Common Stock.

(1) The number of shares beneficially owned by each director or executive officer is determined under rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of May 31, 1998 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the table. The inclusion therein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares. The number of shares deemed outstanding includes shares outstanding as of May 31, 1998, plus any shares subject to issuance upon exercise of options held by the person in question that are currently exercisable or exercisable within 60 days after May 31, 1998.

(2) Pursuant to the Employee Stock Ownership Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "ESOP"), shares allocated to the accounts of participants are voted as the participants direct, and allocated shares as to which participants have not given directions and all unallocated shares are voted in the proportions the allocated shares are voted by the participants. Shares held under the ESOP may not be transferred by the trustee of that plan, other than to meet distribution requirements of the ESOP or in connection with a statutory reclassification of the Corporation's Common Stock or a statutory merger, consolidation or sale of assets or in certain limited circumstances, upon the direction of the participants. As of March 16, 1998, the Payroll-based Employee Stock Ownership Plan (PAYSOP) trust (which was merged into, but held in a separate account within, the ESOP trust effective as of January 1, 1995) held 66,118 shares (approximately 0.5%) of Common Stock. Shares allocated to the accounts of participants from the PAYSOP are voted as the participants direct, and allocated shares as to which no participant directions are given will not be voted. Shares held are as of March 16, 1998.

(3) FMR Corp., reporting for itself, and Edward C. Johnson 3d and Abigail P. Johnson have furnished information to the Corporation which disclosed that as of December 31, 1997 they and affiliated entities exercised investment discretion with respect to 1,667,600 shares which were owned by their accounts and investment advisory clients.

(4) The Committee (the "Plan Committee") under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Employee Investment Plan") may be considered beneficial owner of the shares held under the Employee Investment Plan by reason of its shared voting power over such shares. The Employee Investment Plan provides that shares allocated to the investment accounts of participants will be voted as the participants direct, and shares as to which participants have not given directions will be voted in accordance with the direction of the Plan Committee. The Plan Committee is presently composed of Donna F. Bethell, Chairman, J. Angus McKee, H. Kerner Smith and Peter M. Wood, a majority of whom are non-employee Directors of the Corporation and each of whom has a mailing address at the Corporation. Shares held are as of March 16, 1998.

(5) Frank J.A. Cilluffo, a Director of the Corporation, reporting for himself and Cilluffo Associates, L.P., Zenith Associates, L.P., Frank and Irja Cilluffo Foundation, and Edward C. Meyer, has furnished information to the Corporation which disclosed that as of March 16, 1998, such individuals and entities beneficially owned, taken together, 721,871 shares. Mr. Cilluffo disclaims beneficial ownership of the 615,200 shares held by Cilluffo Associates, L.P. and the 105,800 shares held by Zenith Associates, L.P. except to the extent of his pecuniary interest in the securities. He also disclaims beneficial ownership of 10,000 shares held by the Frank and Irja Cilluffo Foundation which are not included in the total above. Mr. Cilluffo also has options to purchase 4,000 shares issued under the Corporation's 1995 Stock Option Plan which are currently exercisable or will be exercisable within 60 days following May 31, 1998.

(6) Includes (i) shares allocated under the Employee Investment Plan and which are subject to its terms and provisions with respect to termination and withdrawal and, in limited circumstances, to forfeiture, and held as of December 31, 1997 by Putnam Fiduciary Trust Company, trustee under the plan (with respect to such shares, voting power and investment power are determined in accordance with the provisions of the plan); (ii) shares allocated under the ESOP and which are subject to its terms with respect to forfeiture and held as of December 31, 1997 by The Chase Manhattan Bank, N.A., trustee under the plan; (iii) shares allocated under the PAYSOP and which are subject to its terms and held as of December 31, 1997 by The Chase Manhattan Bank, N.A., trustee; and (iv) shares awarded under the Corporation's Restricted Stock Plan and which are subject to its terms with respect to forfeiture. Shares held in accounts of employees in the Employee Investment Plan, ESOP and PAYSOP, including Messrs. Smith, Walsh, Wiesel, Langford and Levy, are voted by the trustees of such plans in accordance with the instructions of the employees; in the absence of such instructions, such shares are voted by the trustees in accordance with the terms of such plans.

(7) Shares shown include: 100,000 shares issuable upon exercise of stock options issued under the Corporation's 1995 Stock Option Plan which are exercisable during the ten year term of the options granted on February 12, 1996; and 18,500 of the 37,000 shares issuable upon exercise of stock options issued April 16, 1996 and 10,000 of the 40,000 shares issuable upon exercise of stock options issued April 21, 1997, each for ten year terms, under the Corporation's 1995 Stock Option Plan which vest 25% on each of the first four anniversaries of the dates of grant. Under the Rules of the Commission, such shares issuable under currently exercisable options are considered to be beneficially owned for the purpose of this Registration Statement. For the purpose of calculating percentage ownership, such shares were also considered to be outstanding.

(8) Shares shown include 4,000 shares issuable upon exercise of stock options issued to each non-employee Director under SWI's 1995 Stock Option Plan which are currently exercisable or will be exercisable within 60 days following May 31, 1998.


(9) Shares shown include shares issuable upon exercise of stock options issued to Executive Officers under SWI's 1995 Stock Option Plan which are currently exercisable or will be exercisable within 60 days including: Mr. Wiesel, 24,000, Mr. Walsh, 19,000, Mr. Langford, 5,000 and Mr. Levy, 3,750.


(10) Includes shares allocated under the Employee Investment Plan, the ESOP and the PAYSOP, and shares issuable with respect to options granted under the 1995 Stock Option Plan which are currently exercisable. The nature of beneficial ownership for said outstanding shares was sole voting and investment power, except (i) as referred to in footnotes (5) through (9) above, and (ii) with respect to 4,413 shares held under the Employee Investment Plan where voting power was shared.

                        DESCRIPTION OF SWI CAPITAL STOCK

General Description


      The Restated Certificate of Incorporation, as amended, of SWI (the "SWI Certificate") authorizes the issuance of 2,000,000 shares of Preferred Stock, no par value, and 40,000,000 shares of SWI Common Stock, $1 par value per share. At June 30, 1998, there were 12,793,789 shares of SWI Common Stock outstanding and no shares of Preferred Stock outstanding. Should Preferred Stock be issued in the future, holders thereof will have preferential rights over holders of SWI Common Stock with respect to dividends, liquidation and certain other matters and may be entitled to vote under certain circumstances.


      The following description summarizes certain provisions of the SWI Certificate relating to SWI Common Stock, SWI Preferred Stock, SWI Series A Junior Participating Preferred Stock and Rights to Purchase Series A Junior Participating Preferred Stock. For a full description, reference is made to the SWI Certificate which is an exhibit to the Registration Statement of which this Prospectus and Proxy Statement is a part. For a description of the Rights, see "The Merger -- Contingent Consideration."

Description of SWI Common Stock

Dividend Rights

      Subject to the preferential rights of holders of Preferred Stock should any Preferred Stock be issued in the future, holders of SWI Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor.

Voting Rights and Other Matters

      Subject to the voting rights of holders of Preferred Stock should Preferred Stock be issued in the future, holders of SWI Common Stock exclusively possess voting power for all purposes. The voting rights are non-cumulative.

      The directors of SWI are divided into three classes with the number of directors fixed by or in accordance with the SWI By-laws divided equally so far as possible among the classes. At each annual election, one class of directors is elected by vote of a majority of SWI's outstanding voting stock for a term of three years. Special voting provisions apply to any change in the number of directors, to the filling of vacancies on the SWI Board when not filled by the remaining directors and to the removal of directors without cause under certain circumstances. In addition, with certain exceptions, the SWI Certificate requires the affirmative vote of two-thirds of SWI's outstanding voting stock to authorize specified corporate transactions (including certain mergers, sale of substantially all of SWI's assets and the like) involving SWI, or any subsidiary of SWI, and any owner of 5% or more of SWI's outstanding voting stock. The foregoing special voting provisions may only be changed upon a specified vote of the directors and/or stockholders of SWI.

      In addition to the provisions referred to in the preceding paragraph, the SWI Certificate contains provisions pertaining to so-called "front-end loaded" tender offers and similar transactions where an initial acquisition of a substantial portion of the outstanding stock of a company is followed by a second step transaction (such as a merger) in which the shares held by the stockholders who did not participate in the first transaction are to be acquired at a lower price. These provisions require that a second step transaction initiated by a holder of at least 10% of the outstanding voting stock of SWI be approved by 80% of all outstanding voting stock and a majority of the publicly held voting stock (i.e., not including the 10% holder's shares). Neither SWI and its subsidiaries nor any trustee or committee under any employee pension, stock ownership, savings or similar employee benefit plan is considered a 10% holder. The aforementioned votes will not be required where the purchase of SWI's shares by the 10% holder in the second step transaction is for consideration equal to or greater than the highest price previously paid by the 10% holder to acquire shares of a class or an amount bearing the same or a greater percentage relationship to the then market price of shares of any class of which the 10% holder has previously acquired shares as the highest price per share paid by the 10% holder in the earlier transaction(s) by which the 10% holder achieved that status, bears to the lower of the market price of shares of such class of shares immediately prior to the public disclosure of, or the commencement of, such earlier transaction(s). The consideration must be payable either in cash or in the same form of consideration given for the majority of the shares of the class previously acquired by the 10% holder. Any amendment of the provisions described in this paragraph requires the approval of 80% of all outstanding voting stock and a majority of the publicly held voting stock (i.e., not including the shares held by the 10% holder). The SWI Certificate also requires the SWI Board, when evaluating a merger, reorganization, tender offer or other similar proposal, to consider all relevant factors, including the social, legal and economic effects of the transaction as well as alternative measures of SWI's value.


Liquidation Rights

      Subject to the preferential rights of holders of Preferred Stock should any Preferred Stock be issued in the future, in the event of any liquidation, dissolution or winding up of SWI, or any reduction of its capital resulting in any distribution of its assets to its stockholders, the holders of SWI Common Stock are entitled to receive, pro rata, all the remaining assets of SWI available for distribution to its stockholders.

Pre-emptive Rights

      No holder of shares of SWI Common Stock has preferential, pre-emptive or other rights to subscribe for or purchase any stock of SWI of any class, or securities convertible into stock.

Liability for Future Calls or Assessments

      All outstanding shares of SWI Common Stock are fully paid and non-assessable.

Limitations on Rights of Common Stock

      See "-- Description of SWI Preferred Stock" below for a description of the limitations that would be placed on the SWI Common Stock by the rights of the SWI Preferred Stock, should any SWI Preferred Stock be issued in the future. See " -- Description of SWI Series A Junior Participating Preferred Stock, Rights to Purchase Series A Junior Participating Preferred Stock and the Rights" below for a description of the provisions that would have the effect of delaying, deferring or preventing a change of control of SWI in the event of an extraordinary corporate transaction.

Description of SWI Preferred Stock

      Preferred Stock may be issued from time to time in one or more series and the SWI Board, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking or purchase fund or agreement and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The purpose of authorizing the SWI Board to determine such rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of SWI Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of SWI.

      SWI's Certificate authorizes the issuance of 2,000,000 shares of Preferred Stock. At June 30, 1998 no shares of Preferred Stock had been issued.

Description of SWI Series A Junior Participating Preferred Stock, Rights to Purchase Series A Junior Participating Preferred Stock and the Rights to be Issued in the Merger

      The descriptions of SWI's Series A Junior Participating Preferred Stock and Rights to Purchase Series A Junior Participating Preferred Stock are contained in SWI's Registration Statements filed under Section 12 of the Exchange Act, which are incorporated herein by reference and attached as Appendix E hereto. See "Incorporation of Certain Documents by Reference." See "The Merger -- Contingent Consideration" for a description of the Rights to be issued to the Participating Holders in connection with the Merger.

                               DESCRIPTION OF PTI

General

      PTI was founded in 1969 to serve the analytical engineering needs of the electric power industry in the areas of power system analysis, design, and operation. PTI was the first independent company established to provide analytical studies in connection with large electricity transmission expansion projects. PTI's initial role was to provide impartial, reliable studies to assist electric utilities in analyzing line and substation designs and equipment specifications prepared by architect/engineering firms and equipment manufacturers, to reduce the dependence of electric utilities on their suppliers and enable them to contract more effectively. Following the contracting phase, PTI assists electric utilities with evaluating and interpreting manufacturers' designs and analysis to insure conformity with the contract specifications. Over the years, the scope of the services that PTI provides has grown such that PTI's core business areas are now consulting services, software products, educational programs, and special hardware products.

Consulting Services


      Consulting services represent the core technology base of the company. PTI's consulting services span the entire range of activities related to utility and industrial power system engineering and are provided in three areas of technology: system planning and operations ("SPO"), transmission and distribution ("T&D") and generation.


System Planning and Operations


      PTI's SPO department prepares power system performance studies which cover all aspects of system performance including load flow, short circuit, transient and dynamic stability, equivalencing, system component modeling, voltage stability, interchange limits, load rejection, AC and DC transmission, application of flexible AC transmission systems ("FACTS"), subsynchronous resonance, relay protection, series and shunt compensation, and SVC application studies. The studies conducted by the SPO group are often an important part of, or a precursor to, projects leading to major investments such as independent power plant location, transmission network expansion, and addition of power flow control equipment such as FACTS.


      PTI believes that its PSS/E software, including optimal power flow and extended term stability, is the industry standard for use in conducting power system performance studies, and is used by virtually all of the major utilities around the world. PTI has contributed to the design of the majority of major grid systems in the United States and overseas. PTI is also recognized as a leader in the areas of international interconnections, national power system audits, preparation of master plans, reliability analysis, and training and upgrading planning capabilities of major utilities.

      PTI's SPO group has developed a number of other innovations that are beneficial to the electric industry. These include innovative applications of optimal power flow calculations, frequency domain analysis which provides a wealth of information compared to older eigenvalue methods, and the field measurements of generator parameters theory which led to PTI's Dynamic System Monitor hardware product.

Transmission and Distribution

      PTI's T&D group assists its customers in transmission design. PTI has developed an extensive knowledge base by conducting research projects relating to compact transmission, conventional and unconventional transmission designs, compact transmission at higher voltages, innovative insulation designs using ceramic or synthetic components, optimum design of conductors in various materials including covered conductors at transmission voltages, real-time ratings of transmission lines, and generic design concepts offering good visual appearance and optimum environmental performance. PTI has also contributed significantly in establishing standards for electric and magnetic field limits.

      Transmission design projects are often performed as part of larger projects leading to line and substation construction, and PTI has teamed with many architectural and engineering companies in such projects. Other types of projects include problem analysis and resolution, such as failed equipment investigations, and preparing designs to improve economic and power quality performance of delivery systems. PTI has extensive system-based experience in alternative dispersed generation technologies and the integration of these technologies for improved system performance.

      The T&D group also has developed engineering software for use in transmission system design and assessment. For example, this group has been a prime developer for the EPRI Transmission Line Workstation, the EPRI Underground Transmission Workstation, the EPRI FAULT Underground Cable Fault Location Expert System, and the EPRI Substation Design Workstation. Other software has been developed on client projects and then commercialized, such as the Transmission Lightning Protection program.

Generation

      PTI's generation group offers technology and services in key areas of power generation. PTI provides owners' engineering services, financial screening and economic analysis, plant performance monitoring and condition assessment, plant performance and acceptance testing, feasibility studies, new technology evaluations and performance monitoring software systems to clients world-wide.


      The generation group has developed two software applications: (a) dpmSuite
- a suite of thermal hydraulic analysis engines, interface MS Excel spreadsheets, archive, and man-machine interface ("MMI") for data analysis and viewing, consisting of dpm testbook, dpmPASS (Performance Analysis Spreadsheet Series) and dpmMonitor, and (b) dpmEMS - an Energy Management System which is a thermal hydraulic real-time analysis system including a real-time optimization and dispatch. The generation group has also developed capabilities in on-line client/server local area network ("LAN") system activities. These include turnkey systems for the power generation industry, the refinery industry, the pulp and paper industries, and the steel industry.

Competitive Power Market Solutions

      PTI has addressed the needs of the evolving deregulated electric power industry by forming the Competitive Power Market Solutions ("CPMS") group in 1995. The process of deregulation and the resulting changes in the electric power industry have created opportunities for PTI to provide new products and services. The CPMS group has developed specialized software and techniques to assess transmission access issues, generator site selection and parallel flow analyses. CPMS clients include generating companies, reliability councils, independent system operators and transmission providers. Software developed by the CPMS group has been identified by a number of utilities and power pools as representing an important advancement in parallel flow calculations and transmission capability, and they have adopted PTI's Managing and Utilizing System Transmission ("MUST") software as the calculation tool for meeting Federal Energy Regulatory Commission ("FERC") requirements for posting of available transmission capacity ("ATC") on the Open Access Same-Time Information System ("OASIS"). The MUST software has also been designated by North American Electric Reliability Council ("NERC") as the tool for calculating the interim interchange distribution calculations (iIDC) for the eastern interconnection.

Software Products

      PTI maintains and continually develops a library of power system related software programs. These software programs cover the spectrum from transmission planning through economic analysis, to real-time modeling for training simulators. PTI also creates software for third party applications, such as system control center programs. Programs for general use are established as software products and supported on a wide range of computers, while specialized programs are available on PTI's in-house computers for use in client projects.

      PTI's software products are a vital and strategic element in its overall business, and are synergistic with many of its other business areas. The original impetus for software development at PTI was the desire to create tools to facilitate the research and projects undertaken by PTI's consulting services personnel. As consulting clients requested access to the same advanced software tools being used by PTI, this quickly led to the development of PTI's commercial software products business.

      PTI's flagship product, PSS/E, is used by virtually all of the major utilities and industries and is the reference tool for most major industry studies. PSS/E customers include: transmission companies, utilities, large industrials, regulators, reliability councils, consultants, universities and power marketers.

Education/Training

      PTI provides educational programs in power system engineering throughout the world. Educational and training programs account for approximately 10% of PTI's annual revenues. PTI offers courses on more than seventy topics dealing with all aspects of power generation, transmission, distribution and industrial power systems. Each year approximately forty of the courses are offered for open enrollment at PTI's offices in Schenectady and in other major U.S. cities. An additional ten to twelve courses are conducted each year on-site for specific clients. While the continued push toward total deregulation in the industry has reduced the demand for conventionally scheduled courses, the demand for specialized courses conducted on-site for individual clients has increased.

      The courses offered by PTI have enabled it to establish relationships with many clients and potential clients through the attendance of their personnel at PTI courses. Because more than 1,000 participants enroll in PTI's continuing education programs every year (all of whom are exposed to other PTI products and services), PTI's educational programs provide an important marketing mechanism for PTI's consulting services and software products. In addition to having strategic importance to long term marketing, the education group has been operating at a profit for many years because of its ability to cost-effectively leverage PTI's pre-existing technology and experience.

Specialty Hardware

      PTI has developed several specialized hardware products including: large special purpose simulators, controls for generators, instrumentation systems, and industrial load shedding systems. While PTI offers standard products, it also develops and manufactures specialized systems and equipment for either one-of-a-kind or multiple applications. PTI's design and manufacturing capability ranges from model components for transient network analyzers and DC simulators to microprocessor-based control and instrumentation systems. PTI maintains an advanced development shop, a light manufacturing and assembly area, and a staging area for system inspections and debugging.

      PTI presently makes three hardware products: the SS/1 Power System Stabilizer and the Dynamic System Monitor, both of which are used in power generation and transmission systems, and the LD/1 Load Shedding System, currently used in industrial power systems. PTI also continues to support a discontinued, earlier product, the transient network analyzer or TNA.

Operations

      PTI operates offices in the United States and has subsidiaries around the world, providing important geographical diversity and coverage. Approximately 45% of PTI's business is from customers outside the United States. PTI's headquarters and primary office is in Schenectady, New York. PTI has regional offices in California and Pennsylvania, and has employees who work out of their homes in Idaho and Iowa. Power Technologies Limited ("PTL"), a wholly-owned subsidiary of PTI formed in 1990, has an office located near Manchester, England which serves the United Kingdom, Ireland, and Western and Central Europe. In 1995, PTI began operating in Russia through a wholly-owned subsidiary known as Power Technology Development Company, Inc. This subsidiary formerly conducted business through Russian engineers who acted as independent contractors but is not presently conducting business. PTI also maintains an office in Brisbane, Australia which was established in 1996 and serves Australia and New Zealand. During 1997, PTI established Power Technologies South Asia Pvt. Ltd., a wholly-owned subsidiary of PTI which maintains an office in Delhi and offers PTI's services and products in India.


       In addition to its offices and subsidiaries, PTI operates in a number of foreign jurisdictions through joint ventures and sales representatives. In 1995, PTI commenced operations in Asia through a joint venture named PTI Asia SDN BHD ("PTI Asia"), headquartered in Kuala Lumpur, in which it owns a 49% interest. In 1997 PTI entered into a joint venture based in South Africa, PTI-NET Africa, in which it owns a 50% interest, and which focuses on serving the Southern African region with an initial emphasis on serving Southern African Power Pool members. PTI presently has sales representatives in the following countries: New Zealand (specific software), Egypt, Spain, Brazil, Argentina, Peru, Pakistan, China, Mexico, Colombia, Indonesia (through PTI-Asia), China, Norway, Israel, Japan and Saudi Arabia. PTI's sales representatives are usually assigned their resident country as an exclusive territory and are compensated with commissions based on sales of services and products sold directly by PTI. PTI also has informal representative arrangements in Turkey, Greece and Ecuador.


      PTI recently disposed of its approximately 27% interest in Hydropower Technologies, Inc., a joint venture with a Norwegian company designed to bring Scandinavian engineering skills in the hydroelectric power industry to the United States. This joint venture is in the process of being dissolved. Also, in connection with the Merger, PTI will dispose of its approximately 14% interest in Power Technologies International, Inc. ("PTII"), a domestic international sales corporation (DISC) which has been owned by PTI and its shareholders. PTII historically has been operated as a DISC and paid a commission by PTI, which has been distributed as a dividend to PTII shareholders. The commission paid to PTII is determined in accordance with a commission agreement between PTI and PTII which was structured to conform to IRS regulations governing DISCs. For financial reporting purposes, PTII has been a consolidated subsidiary of PTI.

Employees and Consultants

      PTI presently has approximately 115 employees, approximately 81 of whom are engineering or computer science professionals. Approximately 76 of PTI's engineering and computer science professionals are located at its Schenectady headquarters and there are one or more of such professionals at each of its offices or subsidiaries (except Power Technology Development Company, Inc.). The majority of PTI's engineering staff are active members of professional societies such as IEEE and CIGRE. Many are officers of, or lead technical groups in, these organizations and are Fellows in IEEE. In addition to its employees, PTI maintains its Technology Assessment Group (TAG) -- a group of approximately 200 experts in scientific and technological disciplines who are under contract with PTI and are available to work on specialized projects.

Directors and Officers

The directors and officers of PTI are as follows:

      Name                                Office
      ----                                ------
      Lionel O. Barthold        Director and Chairman of the Board of Directors
      Steven J. Balser          Director and President
      Ian S. Grant              Director and Executive Vice President
      Mary A. Sager             Director and Treasurer
      Gordon B. Hirschman       Director and Secretary
      Dale A. Douglass          Director
      F.S. Prabhakara           Director


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

                   PTI MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The following is PTI management's discussion and analysis of certain significant factors that have affected the financial condition and results of operations of PTI (including its subsidiaries) for the periods indicated.

      Effective January 1, 1998, PTI began to prepare its financial statements in accordance with GAAP. The results discussed below are based on year-end results for 1995, 1996, and 1997 as restated on a consolidated basis according to GAAP. The internal financial information PTI has relating to the operating profit and loss of its various business operations is different in some respects than the financial information included in this Prospectus and Proxy Statement because PTI's financial statements have not historically been prepared on a GAAP basis; however, PTI has provided certain general information about the financial performance of its respective business operations because it is necessary to understand the condition of PTI's business as a whole. PTI's financial statements for 1997 were audited; however, its financial statements for 1995 and 1996 have not been audited.

      The following discussion and analysis should be read in conjunction with PTI's financial statements appearing elsewhere in the Prospectus and Proxy Statement.

Results of Operations

Three Months Ended March 31, 1998 Compared With Three Months Ended March 31,
1997

      PTI's net sales of $3,612,893 for the quarter ended March 31, 1998 were 6.7% lower than its net sales of $3,871,499 for the quarter ended March 31, 1997. The higher sales level in the first quarter of 1997 was primarily attributable to projects during that period which had high pass-through material components and to higher billings for educational programs. PTI's operating expenses of $4,067,081 for the first quarter of 1998 were 8.2% lower than its operating expenses of $4,431,892 for the first quarter of 1997 despite extraordinary Merger related expenses of approximately $140,000 in 1998. Operating expenses in the first quarter of 1998 were lower primarily as a result of lower project material costs, reduced investment in PTI's products under development, reduced interest expenses and offsetting rental income. Because the difference in operating expenses was greater than the difference in net sales, PTI's loss from operations and net loss for the first quarter of 1998 was lower than its loss from operations and net loss for the first quarter of 1997. It is typical for PTI to have a loss from operations and a net loss for the first quarter of the year due to lower software sales during that period and reduced services billing because of vacations and holidays in December and early January.

Year Ended December 31, 1997 Compared with December 31, 1996

Net Sales

      PTI's net sales increased by 7.3% to $18,855,000 in 1997 from $17,565,000 in 1996. Domestic sales, which had been falling in 1996, stabilized in 1997. PTI's international sales increased by 10.6% to $7,803,000 in 1997 from $7,056,000 in 1996. Sales to EPRI, PTI's largest client, increased by approximately 18% over 1996 levels, and sales to Niagara Mohawk and the New York Power Authority increased, making those clients two of PTI's largest ten clients again and reflecting the improved domestic market. Support maintenance revenue during 1997 increased by $400,000 compared to 1996 levels as a result of a policy change implemented in late 1996 requiring customers to purchase annual calendar-year contracts to retain continuity of service.

Operating Expenses

      PTI's operating expenses increased by 8.0% to $18,360,000 in 1997 (97.4% of sales) from $17,004,000 in 1996 (96.8% of sales). The increase in operating expenses resulted from a number of factors including: additional expenses associated with the increase in sales, a contingent contribution of $348,000 to PTI's ESOP in contemplation of the Merger, expenses associated with certain projects which were a greater percentage of the contract price than is typical, a $319,000 increase in bad debt expenses which were reserved for, an accrual of $38,000 which will be paid in 1998 in connection with the settlement of PTI's environmental obligations relating to a site located in Malta, New York and internal and external transaction expenses incurred in connection with the proposed Merger. Excluding the contingent ESOP contribution and the external Merger-related transaction costs, PTI's operating expenses would only have increased by $950,000 or 5.6% and would have represented 95.2% of sales. Such a decline in the percentage of sales represented by operating expenses reflects a decrease of $450,000 in staffing costs resulting from PTI's ability to utilize permanent staff more efficiently and to leverage outside contractor labor where possible.

      The project-related expenses contributing to increased operating expenses resulted primarily from two projects which contained significant hardware components with respect to which PTI did not receive a mark-up. The largest bad debt expense related to PTI's (TTPC) Perlis project which was delayed and perhaps jeopardized by currency problems in Malaysia or the "Asian Crisis." PTI decided to recognize the future risk of payment of this major account receivable by incurring a bad debt charge of $322,000. Future charges may also be incurred if this account is never collected in full. The expenses associated with the Merger included $58,000 of external legal and accounting fees and at least $22,000 of incremental internal expenses. A number of these expenses such as the expense associated with the Malta site settlement, the contingent ESOP contribution and the transaction expenses associated with the Merger are non-recurring.

      The increase in PTI's operating expenses were offset somewhat because of a decrease in the amount PTI invested in its TOPS product, a new software product under development, from $226,000 in 1996 compared to only $135,000 in 1997. PTI received no significant revenue return on this investment during either year.

Other Expenses


      PTI's other expenses consist primarily of interest on its borrowings and increased slightly during 1997 because PTI had greater borrowings during 1997 than 1996 and the interest rates paid on such borrowings increased. Other expenses were offset in 1997 by approximately $19,000 of rental income from the rental of a portion of its 1473 Erie Boulevard facility to an outside firm beginning in November 1997 under a lease having a term of three years. Annual net lease income is estimated at $115,000 per year, but only two months of income were realized in 1997.


Income Tax

      The effective income tax rate for 1997 was 25.6% of net income compared to a rate of 39.6% for 1996. The lower rate for 1997 was due primarily to the increased level of foreign tax credits generated in 1997 and the overall benefit of use of the lower graduated rates in 1997.

Year Ended December 31, 1996 Compared with December 31, 1995

Net Sales

      PTI's net sales decreased by 1.6% to $17,565,000 in 1996 compared to $17,855,000 in 1995. The lower sales continued a trend which began in 1995 caused by a significant decline in domestic business led by a 60% reduction of business for EPRI in 1995 compared to 1994. While EPRI maintained its position as PTI's largest client, there was a further reduction in EPRI revenue in 1996 of 18%. On a broader front, the trend in declining domestic sales continued into 1996 as pending deregulation of the U.S. utility industry produced delays in or cancellation of many long-term planning and expansion projects. In spite of the shift in emphasis towards international work, international sales declined to $7,056,000 in 1996 compared to $8,315,000 in 1995. International sales were dominated by a number of large projects in Southeast Asia which created certain additional risks to PTI's business as a result of the economic instability of the region. See "Risk Factors - Risks Relating to PTI - Risks Associated with International Operations."

      A 12.5% increase in software sales from 1995 to 1996 reflected the significant software sales included as components of many of the large, international projects. The increase in software sales offset the significant decline in revenues from consulting services and other segments. Billable time percentage increased to 52.4% in 1996 compared to 49.7% in 1995 due to a reduction of hourly billable staff from 47 professionals in 1995 to 43 professionals in 1996 without a corresponding reduction in work-load.


Operating Expenses

      PTI's operating expenses decreased by 3.7% to $17,004,000 in 1996 (96.8% of sales) compared to $17,650,000 in 1995 (98.9% of sales). The reduction in operating expenses and in the percentage of sales represented by operating expenses are attributable to cost-cutting measures implemented by PTI in response to declining sales. PTI instituted overhead staff and benefit reductions in 1996 which were designed to save $400,000. PTI continued a cost reduction program which it started in 1995 and which reduced PTI's operating expenses by $900,000 in 1995 compared to 1994. These cost-cutting measures and the deferral of certain discretionary expenses enabled PTI to realize a total reduction in operating expenses of $646,000 in 1996 compared to 1995.

      The benefits of PTI's cost-cutting measures were offset somewhat by a bad debt charge of $278,000 incurred in 1996 due to problems in Malaysia which created questions as to whether certain of PTI's accounts receivable would be collected. PTI also reduced the amount it invested in its TOPS product to $226,000 in 1996 compared to $358,000 in 1995. PTI received no significant revenue return on its investment in its TOPS product during either year.

Other Expenses

      PTI's other expenses increased only slightly to $311,000 in 1996 from $293,000 in 1995 due to fluctuations in the amount borrowed by PTI and changes in interest rates.

Income Taxes

      The effective income tax rate for 1996 was 39.6%. The company experienced an operating loss in 1995 with tax benefits realized at a rate of 72% of the loss incurred. The tax benefit rate for 1995 was higher than normal statutory rates as a result of the benefit of foreign tax credits coupled with a domestic net operating loss.

Liquidity

      PTI has experienced periods of limited liquidity over the past several years; however, PTI's cash flow difficulties were most severe in 1995 and 1996 and its cash flow situation improved in 1997 and is continuing to improve. PTI's cash position was significantly weakened by a decline in sales in 1995 of $1,294,000 compared to 1994 (resulting in a loss of $25,000), coupled with net stock repurchases of $523,000 in 1995 and aggravated by a lag between the decline in sales and a corresponding reduction in operating costs. The full impact of these items was delayed from 1995 until 1996 by a decrease in accounts receivable of $791,000 during 1995.

      The cash flow situation worsened during 1996 as PTI's accounts receivable balance increased by $318,000 and costs and revenue recognized in excess of billings increased by $1,164,000 despite a decline in sales of $290,000. PTI had to delay its payment of the 1995 pension contribution until September 1996 whereas the contribution for 1994 was made in March 1995. In July 1996, the Company was forced to apply for a $1,000,000 mortgage on its 1482 Erie Boulevard property, and a $600,000 bridge loan was used to fund the pension payment in September and to provide additional working capital until the mortgage loan was completed and funded.

      In response to its liquidity situation, PTI implemented cost-cutting measures in 1995 and a program restricting stock repurchases in 1996. The stock repurchase program limited share repurchases plus any interest on notes held by selling shareholders to $100,000 per year. Previously, PTI repurchased all shares that were offered for sale whether by terminating employees or continuing employees.

      Liquidity continued to be a major concern early in 1997 due to the carryover of cash problems from 1996 and the need to finance increasing operating expenses resulting from increased sales. The cash position of PTI significantly improved during 1997 due to an increase in sales of $1,290,000 with an $80,000 decrease in accounts receivable and a $670,000 decrease in costs and revenue recognized in excess of billings. PTI continued its cost control initiatives in 1997 and, while no further benefits and overhead reductions were made in 1997, non-project related operating expenses were carefully controlled (however PTI incurred non-project transaction expenses in connection with the Merger). While PTI recognized only $73,000 of net income during 1997, a number of significant expenses incurred during 1997 will not be paid until 1998 as reflected by an increase in accounts payable of $343,000. Primarily as a result of these factors, total cash provided by operating activities during 1997 was $1,481,000.


      In addition to increased cash provided by operating activities during 1997, the sale of stock and exercise of stock options by employees in 1997 provided cash of $674,000 which substantially reduced the deficit of cash experienced early in 1997. Many of the shares that were sold were sold under Guideline 28 Employee Stock Purchase Plan which was implemented by the PTI Board in April 1997 and made 25,000 shares of PTI Class A Common Stock available for sale to full-time employees. All 25,000 shares were purchased late in 1997 after the announcement of the proposed Merger and such shares may not have been sold had the Merger not been anticipated.


      PTI's liquidity improved in the first quarter of 1998 with an increase in cash of $694,000. The net increase in cash resulted primarily from a reduction in accounts receivable of $659,000, deferral of software support fees of $727,400, and cost and revenue recognition in excess of billings of $380,000, offset by a reduction in accounts payable of $580,300, deferred taxes of $269,000, and net loss for the quarter of $337,000.

      PTI's liquidity for the remainder of 1998 will be impacted by a number of significant cash payments that will be due for expenses accrued in prior years including $138,000 for the Malta settlement, $450,000 for the payment of accrued benefits under PTI's termination bonus plan and the termination of such plan, $348,000 for the contribution to the ESOP and $253,000 for accrued 1997 pension and profit sharing contributions. In addition, PTI's profit sharing contribution for 1998, yet to be determined, will be payable in 1998.

Capital Resources

      At the end of 1997, the Company had a $2,000,000 line of credit secured by eligible accounts, of which $1,830,000 would be available for borrowing based on the accounts receivable at the end of 1997. The amounts borrowed under this line of credit were $895,000 and $400,000 at the end of 1996 and 1995, respectively. PTI had cash of $571,000 at the end of 1997, and positive cash flow during the first quarter of 1998 has increased the cash balance to $773,000. The Company has no capital resources other than the line of credit and cash reserves.

      At the end of 1997, PTI had long-term obligations with an aggregate outstanding balance of $2,231,000, which obligations are secured by mortgages on PTI's buildings. In addition, PTI leases computer and other equipment and currently has lease commitments of $363,000 in 1998, $245,000 in 1999, and $154,000 in 2000. PTI's lease expenses for 1997 were $315,000. PTI has no plans for significant capital spending in 1998.

      PTI believes that its current cash reserves and its line of credit will be adequate for the foreseeable future to satisfy its capital resource needs in the conduct of its business as presently conducted.

                             PTI SHARE OWNERSHIP


      The following table sets forth information with respect to (i) executive officers and directors of PTI, individually and collectively as a group and (ii) all persons who are known to PTI to be beneficial owners of more than five percent of any class of the outstanding PTI Common Stock as of July 15, 1998.
As of the Record Date, there were 246,232.73 shares of PTI Class A Common
Stock outstanding, 50,552.34 shares of PTI Class B Common Stock outstanding, and 22,100 shares of PTI Class C Common Stock outstanding.




                                     Shares of PTI Common Stock                Percentage of PTI Common Stock
                                         Beneficially Owned                            Outstanding
                                         ------------------                            -----------
       Name             Class A        Class B    Class C(1)  Aggregate    Class A   Class B Class C(1) Aggregate
       ----             -------        -------    ----------  ---------    -------   ------- ---------- ---------

Executive Officers and Directors:

Lionel O. Barthold       57,764.41          --        50.91     57,815.32      23.4%      --       *        18.1%
Steven J. Balser         16,528.67          --        98.91     16,627.58       6.7       --       *         5.2
Ian S. Grant             18,515.00          --        89.26     18,604.26       7.5       --       *         5.8
Mary A. Sager             5,005.93          --        50.63      5,056.56       2.0       --       *         1.6
Gordon B. Hirschman       2,500.12          --        43.66      2,613.78       1.0       --       *           *
Dale A. Douglass          1,762.18(2)       --        57.16      1,819.34         *       --       *           *
F.S. Prabhakara           1,765.00          --        55.08      1,820.08         *       --       *           *

As a group              103,841.31(2)       --       445.61    104,356.92      41.7%      --     2.0%       32.7%
(7 persons)

5% Beneficial Owners:

The PTI ESOP                    --          --       22,100        22,100        --       --     100%        6.9%
Donald N. Ewart                 --    10,368.24         --      10,368.24        --     20.9%     --         3.3
Stephen R. Lambert              --     8,500.00(3)    47.11      8,547.11        --     17.1       *         2.7
Hyde M. Merrill                 --     7,783.00       60.00      7,843.00        --     15.7       *         2.5
Harrison K. Clark               --     7,065.00         --       7,065.00        --     14.2      --         2.2
Stephen F. Mauser               --     5,500.00       68.93      5,568.93        --     11.1       *         1.7

------------------
*     Percentage is less than 1% of the aggregate number of outstanding shares.
(1) All of the outstanding shares of PTI Class C Common Stock are held of record by the PTI ESOP. The number of shares and percentages in the table (other than with respect to the ESOP) reflect the shares of PTI Class C Common Stock in which the above individuals have an interest as a participant in the ESOP.

(2) Includes 560 shares of PTI Class A Common Stock which are owned by Mr. Douglass as trustee for Asa A. Douglass.
(3) Includes 2,500 shares of PTI Class B Common Stock owned by Mr. Lambert's spouse.

               COMPARISON OF RIGHTS OF HOLDERS OF SWI COMMON STOCK
                              AND PTI COMMON STOCK

General

      PTI is incorporated under the laws of the State of New York and SWI is incorporated under the laws of the State of Delaware. Shareholders of PTI, whose rights are currently governed by the NYBCL, the PTI Certificate of Incorporation, as amended (the "PTI Certificate") and the PTI By-laws, will, upon consummation of the Merger, become shareholders of SWI and their rights will be governed by the DGCL, the SWI Certificate and the SWI By-laws.

      The Merger will effect several changes in the rights of shareholders as a result of differences between the NYBCL and the DGCL and differences between the provisions of the PTI and SWI Certificates and By-laws. The provisions of the NYBCL and DGCL differ in numerous respects, although recent amendments to the NYBCL reduced certain of these differences. Summarized below are certain of the principal differences between the NYBCL and the DGCL affecting the rights of shareholders as well as a summary of the impact of certain provisions of the PTI and SWI Certificates and By-laws. The summary is not intended to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in the entirety by the respective corporate codes of the States of New York and Delaware and by the PTI and SWI Certificates and By-laws.

Dividends

      Delaware law places less restrictions on the funds out of which a corporation can declare and pay a dividend than does New York law. Under New York law, dividends may be paid only out of surplus. Under Delaware law, a corporation may, unless otherwise restricted by its certificate of incorporation, declare and pay dividends out of surplus, or if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The SWI Certificate contains no restrictive provisions related to dividends.

Vote Required for Certain Transactions; Removal of Directors

      The NYBCL requires that, with respect to corporations in existence on February 23, 1998, certain mergers, consolidations, dissolutions and sales of all or substantially all of the assets not in the ordinary course of business be approved by the holders of two-thirds of the outstanding stock entitled to vote thereon, unless the certificate of incorporation of such corporation includes a provision permitting approval by a majority of all outstanding shares. The PTI Certificate does not contain such a provision; therefore, the affirmative vote of the holders of two-thirds of PTI voting stock is required to approve the Merger. Under the DGCL, such transactions require approval by the holders of a majority of the outstanding stock entitled to vote thereon, unless otherwise expressly provided in the certificate of incorporation, and a vote of the shareholders of the surviving corporation is not necessary where, in the case of a merger, (i) no amendment of its certificate of incorporation is effected, (ii) each share of its stock outstanding immediately prior to the Effective Time is to be an identical outstanding or treasury share of the surviving corporation after the Effective Time, and (iii) the merger results in no more than a 20% increase in its outstanding common stock.


      Pursuant to the SWI By-laws, a special meeting of SWI's stockholders can be called by the Chairman of the Board, the President, the Chairman of the Executive Committee or the Board of Directors. SWI directors can be removed with cause by the approval of the holders of a majority of outstanding shares of SWI entitled to vote or without cause by the approval of two-thirds of SWI's directors followed by majority stockholder approval. All vacancies (including vacancies resulting from an increase in the number of directors) will be filled by SWI's Board, except for vacancies resulting from the removal of a director which are filled by the stockholders simultaneously with the removal. Amendments to the SWI By-law relating to the filling of vacancies requires approval of the holders of two-thirds of the outstanding shares of SWI entitled to vote; other amendments to the SWI By-laws require approval of the holders of a majority of the outstanding shares of SWI entitled to vote.

      Pursuant to the PTI By-laws, a special meeting of shareholders can be called only by or at the direction of the Board of Directors. The PTI By-laws provide that PTI's directors may be removed with or without cause by its shareholders (a majority of votes present at a shareholders' meeting at which a quorum is present) or by its Board of Directors. Vacancies may be filled by a regular vote of the shareholders or, except in the case of vacancies resulting from an increase in the number of directors, by a regular vote of the Board of Directors.

Dissenters' Rights of Appraisal

      Dissenting shareholders have the right to obtain the fair value of their shares (so called "appraisal rights") in more circumstances under New York law than under Delaware law. Under Delaware law, a shareholder is entitled to appraisal rights in the event of certain mergers or consolidations, but not in the event of a sale, lease, or exchange of all or substantially all of a corporation's assets or the adoption of an amendment to its certificate of incorporation, unless such rights are granted in the corporation's certificate of incorporation. The SWI Certificate does not grant such rights. Under New York law, a properly dissenting shareholder is entitled to receive the appraised value of his or her shares when the corporation votes: (i) to sell, lease, or exchange all or substantially all of its assets, (ii) to adopt an amendment to its certificate of incorporation which adversely affects the rights of the shareholder, or (iii) to merge or consolidate.

      The availability of appraisal rights to shareholders of PTI who dissent with respect to the Merger is discussed under "The PTI Annual Meeting - Dissenters' Rights."

"Anti-Takeover" Provisions

      The Certificates and Bylaws of both SWI and PTI contain provisions that could discourage potential takeover attempts and prevent shareholders from changing the company's management, including provisions authorizing the Board of Directors to issue shares of preferred stock in series, and restricting the ability of shareholders to call a special meeting of shareholders.


      The New York Business Combination Statute provides that if a person acquires 20% or more of the outstanding voting stock of a New York corporation without the approval of its board of directors (an "interested shareholder") such person may not engage in certain transactions with the corporation for a period of five years. The Delaware statute lowers the 20% ownership threshold to 15% and the five year period to three years. Both the New York and Delaware statutes include certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person becomes an interested shareholder. The PTI Board has approved the Merger pursuant to the New York Business Combination statute, and SWI is currently subject to the Delaware Business Combination statute.


Corporate Action by Written Consent without a Shareholders' Meeting

      The NYBCL permits corporate action without a shareholders' meeting upon the unanimous written consent of holders of all outstanding shares entitled to vote on such action or, if the certificate of incorporation so provides, by the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize the proposed corporate action at a meeting at which all shares entitled to vote thereon were present and voted. The PTI Certificate does not provide for shareholder action by written consent. The DGCL provides that, unless the certificate of incorporation provides otherwise, any action required or permitted to be taken at an annual or special meeting may be taken without a meeting of shareholders upon the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize the proposed corporate action at a meeting at which all shares entitled to vote thereon were present and voted. The SWI Certificate requires that any action taken by the shareholders be effected at an annual or special meeting and prohibits shareholder action by written consent without a meeting.

Classification of the Board of Directors

      The NYBCL permits a classified board with as many as four classes (with each class to be as nearly equal in number as possible), and the DGCL permits a classified board of directors with as many as three classes. Neither the NYBCL nor the DGCL specify any minimum number of directors required in each class. The PTI By-laws provide for two classes of directors, while the SWI By-laws provide for three classes of directors.

Number of Directors


      Under both the NYBCL and the DGCL, a corporation may have as few as one director, while neither statute sets an upper limit on the number of directors. Under the NYBCL, the number of directors may be fixed by the by-laws, or by action of the shareholders or the board of directors (under the specific provisions of the by-laws adopted by the shareholders), and the number of directors may be increased or decreased by amendment of the by-laws, or by action of the shareholders or of the board of directors (under the specific provisions of a by-law adopted by the shareholders), subject to certain limitations. Under the DGCL, the number of directors may be fixed in the by-laws or in the certificate of incorporation, but if fixed in the certificate of incorporation, may be changed only by amendment of the certificate of incorporation. If the certificate of incorporation is silent as to the number of directors, the board of directors may fix or change the authorized number of directors pursuant to a provision of the by-laws. The SWI By-laws provide that the number of directors will be ten, but such number can be increased or decreased to no less than three by a two-thirds vote of the entire SWI Board or by the vote of the holders of two-thirds of the outstanding shares of SWI entitled to vote.


Issuance to Officers, Directors and Employees of Rights or Options to Purchase Shares


      The NYBCL requires the affirmative vote of a majority of votes cast at a meeting of shareholders at which a quorum is present in order to issue to officers, directors or employees options or rights to purchase stock. The DGCL does not require stockholder approval of such transactions. However, SWI is subject to various other applicable legal requirements, such as rules of the Commission and the NYSE which may make stockholder approval of certain rights or option plans and grants thereunder necessary or desirable in certain circumstances.


Loans to Directors


      Under the DGCL, loans may be made to employees or officers, even those who are also directors, if the board of directors finds that the loan may benefit the corporation. The NYBCL permits loans or guarantees to directors if the board determines that the loan or guarantee benefits the corporation and the certificate of incorporation expressly authorizes the board to make such determination; otherwise, such loans must be authorized by an affirmative vote of shareholders (excluding, for this purpose, shares of the director who is the proposed borrower).


Inspection of Shareholders List

      Shareholders have broader rights of inspection under Delaware law than under New York law. The NYBCL provides a right of inspection, upon at least five days' written demand, to (i) any person who has been a shareholder of record for at least six months immediately preceding the demand or (ii) any person holding, or authorized in writing by the holders of, at least 5% of any class of outstanding shares. The corporation has certain rights calculated to assure itself that the demand for inspection is not for a purpose that is in the interest of a business or object other than the business of the corporation. The new amendments to the NYBCL allow a shareholder meeting the above qualifications to inspect the shareholders list for any purpose reasonably related to such person's interest as a shareholder.

      The DGCL permits a stockholder to inspect the shareholders list for any purpose reasonably related to such person's interest as a stockholder. In addition, for a period of at least ten days prior to each stockholders meeting, a list of stockholders entitled to vote at the meeting shall be open for examination by any stockholder for any purpose germane to the meeting.

Indemnification of Officers and Directors; Limitation of Liability

      Both New York and Delaware law generally permit indemnification, or reimbursement, of directors and officers for expenses, judgements, fines and amounts paid in settlement of claims incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith and with the reasonable belief that his or her conduct was in the best interest of the corporation.

      The NYBCL and DGCL provisions regarding indemnification by a corporation of its directors and officers provide that indemnification may be made in connection with actions brought by or in the right of the corporation (a "derivative action") except where the director or officer is adjudged to be liable to the corporation, in which case indemnification is allowed if, and only to the extent that, an appropriate court determines that in view of all the circumstances such director or officer is fairly and reasonably entitled to such indemnification. The NYBCL additionally provides that indemnification may not be made in connection with derivative actions where a claim is settled or otherwise disposed of unless, and only to the extent that, an appropriate court determines that in view of all the circumstances such director or officer is fairly and reasonably entitled to such indemnification.

      The NYBCL and DGCL also provide that the indemnification and advancement of expenses granted pursuant to, or provided by, such laws is not exclusive of any other rights to which a director or officer may be entitled. The NYBCL additionally provides that no indemnification may be made to or on behalf of any director or officer for liability arising from actions taken in bad faith, intentional wrongdoing, or where an improper personal benefit was derived. The DGCL contains no such express limitation.


      The NYBCL and the DGCL both permit a corporation's certificate of incorporation to limit the liability of the directors of the corporation to the corporation and the shareholders of the corporation for certain breaches of fiduciary duty, subject to certain limitations. The PTI Board has authorized an amendment to the PTI Certificate to so limit the liability of the directors of PTI and has recommended that the shareholders of PTI approve such amendment at the PTI Annual Meeting. If the amendment is approved and implemented, it will relate only to acts or omissions occurring after the PTI Certificate is amended. The SWI Certificate allows for indemnification of officers and directors to the full extent permitted by Delaware law, and contains a provision authorizing indemnification of directors for certain breaches of fiduciary duty.


Voting Rights

      The PTI Certificate provides that the holders of the Class B Common Stock of PTI shall not have voting powers for any purpose except as required by law. Following the Merger, each of the holders of PTI Common Stock, including Class B Common Stock, will own SWI Common Stock, which will entitle them to one vote for each share of SWI Common Stock owned. See "- Shareholder Rights Plan" below for additional information regarding the voting rights of SWI Common Stock and how they may be impacted by SWI's Shareholder Rights Plan.

Transfer Restrictions

      The holders of shares of PTI Class A Common Stock and PTI Class B Common Stock are subject to the PTI Master Shareholders Agreement, which contains certain transfer restrictions and grants PTI the right to purchase such shares under certain circumstances. The Master Shareholders Agreement also grants the PTI shareholders certain pre-emptive rights. The shares of SWI Common Stock that will be received by the PTI shareholders in connection with the Merger will not be subject to any such transfer restrictions or repurchase rights and will not be entitled to any pre-emptive rights.

Shareholder Rights Plan

      PTI does not have a shareholder rights plan.


      In August 1996, the SWI Board approved a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of SWI Common Stock. The dividend was paid to the holders of record of SWI Common Stock on September 12, 1996. Each Right entitles the holder to purchase from SWI one one-hundredth of a share of Series A Junior Participating Preferred Stock of SWI at a price of $125 per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of August 15, 1996. The Rights will expire on August 15, 2006, unless extended or unless the Rights are earlier redeemed or exchanged by SWI.



      The Rights are not exercisable until the earlier to occur of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of SWI Common Stock, or (ii) 10 business days (or such later date decided by the SWI Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer for 15% or more of the outstanding shares of SWI Common Stock. In such event, each holder (other than such Acquiring Person) of a Right will have the right to receive upon exercise of the Right that number of shares of SWI Common Stock having a market value of two times the Purchase Price. In the event that SWI is acquired or 50% or more of its assets are sold after a person or group has become an Acquiring Person, each holder of a Right, upon exercise thereof, will have the right to receive that number of shares of common stock of the acquiring company which will have a market value of two times the then existing Purchase Price.

                                 LEGAL OPINIONS

      The validity of the SWI Common Stock to be issued in connection with the Merger will be passed upon for SWI by Palmer & Dodge LLP, Boston, Massachusetts, counsel for SWI. Palmer & Dodge LLP is acting as counsel for SWI in connection with certain legal matters relating to the Merger and the transactions contemplated thereby.

      Nixon, Hargrave, Devans & Doyle LLP is acting as counsel for PTI in connection with certain legal matters relating to the Merger and the transactions contemplated thereby.

                                     EXPERTS

      The consolidated financial statements as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 incorporated by reference from SWI's Annual Report to Shareholders into SWI's Annual Report on Form 10-K for the year ended December 31, 1997, have been incorporated by reference in this Prospectus and Proxy Statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

      The consolidated financial statements of PTI as of December 31, 1997 and for the year ended December 31, 1997 included in this Prospectus and Proxy Statement, have been audited by Marvin and Company, P.C., independent accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given under the authority of such firm as experts in accounting and auditing. Representatives of Marvin and Company, P.C. are expected to attend the PTI Annual Meeting to respond to appropriate questions and will have the opportunity to make a statement if they desire.

                            SOLICITATION COMPENSATION

      PTI will bear the cost of solicitation of proxies. In addition to the use of mails, proxies may be solicited by officers and employees of PTI in person or by telephone, telegram or other means of communication.

                                  OTHER MATTERS

      PTI knows of no other business that will be presented for action by the shareholders at the PTI Annual Meeting. If other business is properly presented for consideration at the PTI Annual Meeting, the enclosed proxy authorizes the person named therein to vote the shares in his or her discretion.

                      INDEX TO FINANCIAL STATEMENTS OF PTI

                                                                          Page
                                                                          ----

PTI Financial Statements
  Financial Statements for three month periods ending March 31, 1998 and March 31, 1997
    Consolidated Balance Sheets............................................FS-3
    Consolidated Statements of Income (Loss) and Retained Earnings.........FS-5
    Summary of Significant Accounting Policies.............................FS-6
  Financial Statement for period ending December 31, 1997
    Independent Accountants' Report........................................FS-9
    Consolidated Balance Sheet............................................FS-10
    Consolidated Statement of Income (Loss) and Retained Earnings.........FS-12
    Consolidated Statement of Changes In Stockholders' Equity.............FS-13
    Consolidated Statement of Cash Flows..................................FS-14
    Notes to Consolidated Financial Statements............................FS-15
  Financial Statement for periods ending December 31, 1996 and
  December 31, 1995
    Consolidated Balance Sheets...........................................FS-25
    Consolidated Statements of Income (Loss) and Retained Earnings........FS-27
    Consolidated Statements of Changes In Stockholders' Equity............FS-28
    Consolidated Statements of Cash Flows.................................FS-30
    Notes to Consolidated Financial Statements............................FS-31

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
        UNAUDITED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED
                        MARCH 31, 1998 AND MARCH 31, 1997

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             MARCH 31, 1998 AND 1997
                                   (UNAUDITED)

                                     ASSETS


                                                                  1998         1997
                                                                  ----         ----
Current Assets
 Cash                                                          $ 1,265,455   $    19,555
 Receivables, net of allowance of $781,128 and $558,770          4,233,564     3,675,848
 Costs and revenue recognized in excess of billings              1,609,466     2,910,454
 Inventory                                                          83,795        41,897
 Deferred income taxes                                             768,400       160,000
 Other                                                             141,555       170,263
                                                               -----------   -----------
  Total Current Assets                                           8,102,235     6,978,017
                                                               -----------   -----------

Property and Equipment
 Land                                                              369,023       369,023
 Buildings and improvements                                      5,185,220     4,905,235
 Computers and hardware                                          4,105,445     4,158,241
 Furniture and fixtures                                          1,542,755     1,529,035
 Test site equipment                                                34,610        34,610
 Vehicles                                                           56,903            --
                                                               -----------   -----------
  Total                                                         11,293,956    10,996,144
 Less accumulated depreciation                                   7,683,866     7,263,740
                                                               -----------   -----------
 Net Property and Equipment                                      3,610,090     3,732,404
                                                               -----------   -----------

Other Assets
 Deferred taxes                                                    125,800       286,800
 Investment in and due from affiliates                             664,264       775,834
 Financing costs, net of amortization of $50,460 and $42,606        10,362        18,216
                                                               -----------   -----------
  Total Other Assets
                                                                   800,426     1,080,850
                                                               -----------   -----------

  TOTAL ASSETS                                                 $12,512,751   $11,791,271
                                                               ===========   ===========

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             MARCH 31, 1998 AND 1997
                                   (UNAUDITED)

                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                                           1998         1997
                                                           ----         ----

Current Liabilities
 Current installments of long-term debt                $  354,028    $  349,457
 Line-of-credit payable                                        --     1,000,000
 Accounts payable                                       1,082,990     1,024,439
 Accrued expenses                                       1,743,618     1,251,561
 Billings in excess of costs and revenues                 474,192            --
 Deferred support revenue                                 917,400       471,359
 Customer deposits                                        194,655       364,530
 Income taxes payable                                     267,108            --
                                                      -----------   -----------
  Total Current Liabilities                             5,033,991     4,461,346
                                                      -----------   -----------

Other Liabilities
 Long-term debt, excluding current installments         1,782,713     2,109,460
 Guarantee of ESOP loan                                        --       373,163
 Deferred benefits                                             --       430,310
                                                      -----------   -----------
  Total Other Liabilities                               1,782,713     2,912,933
                                                      -----------   -----------

Stockholders' Equity
 Capital stock                                            134,352       134,352
 Capital in excess of par value of common stock         3,200,987     2,531,227
 Reduction for ESOP loan guarantee                             --      (373,163)
 Retained earnings                                      8,323,091     8,096,707
                                                      -----------   -----------
  Total                                                11,658,430    10,389,123
 Less common stock in Treasury, at cost                 5,962,383     5,972,131
                                                      -----------   -----------
  Total Stockholders' Equity                            5,696,047     4,416,992
                                                      -----------   -----------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $12,512,751   $11,791,271
                                                      ===========   ===========

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                                   (UNAUDITED)


                                                   1 9 9 8                  1 9 9 7
                                                   -------                  -------
                                                          % to                      % to
                                               Dollars    Sales           Dollars   Sales
                                               -------    -----           -------   -----

Net Sales                                    $3,612,893   100.0         $3,871,499   100.0

Operating Expenses                            4,067,081   112.6          4,431,829   114.5
                                             ----------   -----         ----------

Loss From Operations                           (454,188)  (12.6)          (560,330)  (14.5)

Other Income and (Expenses)                     (32,539)   (0.9)           (46,152)   (1.2)
                                             ----------   -----         ----------   -----

Loss Before Income Taxes                       (486,727)  (13.5)          (606,482)  (15.7)

Provision For Income Taxes                     (150,129)   (4.2)          (116,373)   (3.0)
                                             ----------   -----         ----------   -----

NET LOSS                                       (336,598)   (9.3)          (490,109)  (12.7)
                                                          =====                      =====

Retained Earnings, Beginning of Period        8,659,689                  8,586,816
                                             ----------                 ----------

Retained Earnings, End of Period             $8,323,091                 $8,096,707
                                             ==========                 ==========

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

The consolidated financial statements include Power Technologies, Inc. (PTI) and its wholly owned subsidiaries, Power Technologies Limited (PTL), Power Technology Development Corp. (PTDC) and PT Southeast Asia; and its affiliated company, Power Technologies International, Inc. (PTII). The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all material intercompany indebtedness and transactions have been eliminated.

Investments in Affiliates

PTI owns approximately 27% of Hydropower Technologies, Inc. (HTI), 49% of PTI Asia, and 50% of PTI-Net. PTI's investment in these companies is recorded using the equity method.

Nature of Operations

The Company provides engineering consulting services, develops computer software for use by utility companies, develops and conducts educational courses and assembles computer hardware. Approximately 45% of the Company's revenue is generated from sales and services to foreign customers, a significant portion of which are located in Asia.

Foreign Currency Translation

Assets and liabilities of subsidiaries and operations outside the United States are translated into U.S. dollars at current exchange rates, while income statement items are translated at average monthly exchange rates. Gains or losses on such translations are accumulated in a separate component of Stockholders' Equity and are excluded from net income. Transaction gains and losses, which were not material, resulting from the settlement of receivables or payables, or the conversion of currency, are included in the determination of net income.

Revenue Recognition

      Long-Term Contracts

      The Company recognizes engineering revenue on a percentage-of-completion method, primarily based on contract costs incurred compared with total estimated costs. (Contract costs include both direct and indirect costs.) When the Company is contractually responsible for materials, equipment and subcontractor costs, these items are included in revenue and cost of revenue. Revisions to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Contract change orders in excess of agreed contract prices are included in contract value when approved by the client.

      Revenue recognized in excess of amounts billed is classified as a current asset. Accounts receivable include amounts representing retainages under long-term contracts which are due within one year. The Company anticipates that substantially all of its costs and revenue recognized in excess of billings will be billed and collected over the next twelve months and there were no significant amounts included in accounts receivable or costs and revenue recognized in excess of billings under contracts for claims subject to uncertainty as to their ultimate realization other than as provided for in the allowance for uncollectible accounts. Billings in excess of costs and revenue recognized are classified as a current liability.

      Software and Hardware Sales and Education

      Revenue is generally recognized when the product is shipped. Revenue from education courses is recognized when the course is taught.

      Support and Update Fees

      Revenue for software support, maintenance, and program updates is recognized ratably over the support period, generally one year.

      Allowance for Uncollectible Accounts

      The Company establishes an allowance for uncollectible accounts based on a periodic review of the status of accounts receivable. Those invoices or accounts which are determined to be in jeopardy of being uncollected are included in the allowance.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in determining the collectibility of accounts receivable and amounts due from unconsolidated subsidiaries, earned revenue on long-term contracts and contingencies. It is at least reasonably possible that the significant estimates used will change within the next year.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation of buildings is provided using the straight-line method over a period of 31.5 to 33 years. Depreciation of property improvements and equipment is provided using the declining balance method at various rates over estimated useful lives which range from 3 to 15 years. The same depreciation method is used for both financial reporting and tax purposes.

Income Taxes

Deferred income taxes are recognized in accordance with SFAS No. 109. Under these provisions, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Tax credits are taken into income as reductions of the income tax provision in the year in which they are allowed for tax purposes. Tax credit carryforwards are considered in the calculation of deferred tax assets.

Amortization

Financing costs are amortized on a straight-line basis over the life of the related loans.

                   POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
               AUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
                               DECEMBER 31, 1997

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of Power Technologies, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Power Technologies, Inc., (a New York State Corporation) and Subsidiaries as of December 31, 1997, and the related consolidated statements of income and retained earnings, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Power Technologies, Inc. and Subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Marvin and Company, P.C.
--------------------------------
MARVIN AND COMPANY, P.C.


March 25, 1998 (except for footnote 11, for which the date is April 20, 1998, and footnote 6 - Employee Stock Ownership Plan, for which the date is July 15,
1998).

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1997


                                     ASSETS


Current Assets
 Cash                                                             $   571,053
 Receivables, net of allowance of $860,515                          4,893,439
 Costs and revenue recognized in excess of billings                 1,586,446
 Inventory                                                             83,795
 Deferred income taxes (Note 4)                                       317,400
 Other                                                                140,632
                                                                  -----------

  Total Current Assets                                              7,592,765
                                                                  -----------

Property and Equipment
 Land                                                                 369,023
 Buildings and improvements                                         5,185,220
 Computers and hardware                                             4,123,351
 Furniture and fixtures                                             1,532,091
 Test site equipment                                                   34,610
 Vehicle                                                               35,200
                                                                  -----------

  Total                                                            11,279,495

 Less accumulated depreciation                                      7,595,855
                                                                  -----------
 Net Property and Equipment                                         3,683,640
                                                                  -----------

Other Assets
 Deferred income taxes (Note 4)                                       137,900
 Investment in and due from affiliates                                512,142
 Financing costs, net of amortization of $50,460                       11,573
                                                                  -----------

  Total Other Assets                                                  661,615
                                                                  -----------

  TOTAL ASSETS                                                    $11,938,020
                                                                  ===========


          See accompanying notes to consolidated financial statements.

                   POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997

                     LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
 Current installments of long-term debt (Note 3)                    $   374,492
 Accounts payable                                                     1,663,248
 Accrued expenses (Note 2)                                            1,534,065
 Billings in excess of costs and revenues                                71,350
 Deferred support revenue                                               190,000
 Customer deposits                                                      135,124
 Income taxes payable                                                    98,430
                                                                    -----------

  Total Current Liabilities                                           4,066,709
                                                                    -----------

Other Liabilities
 Long-term debt, excluding current installments (Note 3)              1,856,499
                                                                    -----------

Stockholders' Equity (Note 5)
 Capital Stock PTI:
      Class A - $.10 par value, 1,500,000 shares authorized,
      984,844 shares issued, 252,660 shares outstanding                  98,484
      Class B - $.10 par value, 500,000 shares authorized,
      158,856 shares issued, 41,921 shares outstanding                   16,336
      Class C - $.10 par value, 500,000 shares authorized,
      22,100 shares issued and outstanding                                2,210
 Capital Stock PTII:
      $.10 par value, 1,000,000 shares authorized,
      761,960 shares issued, 310,014 shares outstanding                  17,322
 Capital in excess of par value of common stock                       3,200,987
 Retained earnings                                                    8,659,689
 Equity adjustment from foreign currency translation                    (12,819)
                                                                    -----------

  Total                                                              11,982,209

 Less common stock in Treasury, at cost                               5,967,397
                                                                    -----------

  Total Stockholders' Equity                                          6,014,812
                                                                    -----------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $11,938,020
                                                                    ===========

          See accompanying notes to consolidated financial statements.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                         % To
                                                            Dollars      Sales
                                                            -------      -----

Net Sales                                                 $18,855,291    100.0

Operating Expenses                                         18,359,676     97.4
                                                          -----------    -----

Income From Operations                                        495,615      2.6

Other Income and (Expenses)                                  (397,996)    (2.1)
                                                          -----------    -----

Income Before Income Taxes                                     97,619      0.5

Provision For Income Taxes (Note 4)                            24,746      0.1
                                                          -----------     ----

NET INCOME                                                     72,873      0.4
                                                                          ====

Retained Earnings, Beginning of Year                        8,586,816
                                                          -----------

Retained Earnings, End of Year                            $ 8,659,689
                                                          ===========

         See accompanying notes to consolidated financial statements.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 Balances       Stock          Sale of                                    Balances
                                    at      Acquired for     Stock from      Net          Other              at
                                 12/31/96      Treasury       Treasury      Income        Changes         12/31/97
                                 --------      --------       --------      ------        -------         --------

Common Stock
 PTI Class A                   $   102,080    $        --    $        --   $        --    $    (3,596)   $    98,484
 PTI Class B                        12,740             --             --            --          3,596         16,336
 PTI Class C                         2,210             --             --            --             --          2,210
 PTII (net of stock owned by
 PTI)                               17,322             --             --            --             --         17,322
                               -----------    -----------    -----------   -----------    -----------    -----------

  Total                        $   134,352    $        --    $        --   $        --    $        --    $   134,352
                               ===========    ===========    ===========   ===========    ===========    ===========

Capital in Excess of Par
 PTI Class A                   $ 2,500,984    $        --    $   669,760   $        --    $        --    $ 3,170,744
 PTI Class B                        10,353             --             --            --             --         10,353
 PTI Class C                        19,890             --             --            --             --         19,890
 PTII                                   --             --             --            --             --             --
                               -----------    -----------    -----------   -----------    -----------    -----------

  Total                        $ 2,531,227    $        --    $   669,760   $        --    $        --    $ 3,200,987
                               ===========    ===========    ===========   ===========    ===========    ===========

Retained Earnings
 PTI                           $ 8,577,928    $        --    $        --   $    72,926    $        --    $ 8,650,854
 PTII                                8,888             --             --           (53)            --          8,835
                               -----------    -----------    -----------   -----------    -----------    -----------

  Total                        $ 8,586,816    $        --    $        --   $    72,873    $        --    $ 8,659,689
                               ===========    ===========    ===========   ===========    ===========    ===========


Treasury Stock
 PTI Class A                   $(5,681,210)   $   (24,890)   $     4,830   $        --    $        --    $(5,701,270)
 PTI Class B                      (242,626)            --             --            --             --       (242,626)
 PTII                              (23,403)           (98)            --            --             --        (23,501)
                               -----------    -----------    -----------   -----------    -----------    -----------

  Total                        $(5,947,239)   $   (24,988)   $     4,830   $        --    $        --    $(5,967,397)
                               ===========    ===========    ===========   ===========    ===========    ===========

Equity Adjustment From
Foreign Currency
Translation                    $     3,655    $        --    $        --   $        --    $   (16,474)   $   (12,819)
                               ===========    ===========    ===========   ===========    ===========    ===========


Reduction for ESOP Loan
Guarantee                      $  (380,364)   $        --    $        --   $        --    $   380,364    $        --
                               ===========    ===========    ===========   ===========    ===========    ===========


  Total Stockholders' Equity   $ 4,928,447    $   (24,988)   $   674,590   $    72,873    $   363,890    $ 6,014,812
                               ===========    ===========    ===========   ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


Cash Flows From Operating Activities
  Net income                                                                $    72,873

  Adjustments to reconcile net income to net cash provided by operations:
    Equity adjustment from foreign currency translation                         (16,474)
    Equity in losses of affiliates                                               92,285
    Depreciation                                                                408,148
    Amortization                                                                  8,858
    Deferred income taxes                                                      (134,800)

  (Increase) decrease in assets:
    Receivables                                                                  80,042
    Costs and revenue recognized in excess of billings (net)                    670,271
    Inventory                                                                   (41,898)
    Other                                                                        21,506

  Increase (decrease) in liabilities:
    Accounts payable                                                            343,100
    Accrued expenses                                                             41,898
    Deferred support revenue                                                     47,500
    Customer deposits                                                          (210,144)
    Income taxes payable                                                         97,750
                                                                            -----------
    Net Cash Provided By Operating Activities                                 1,480,915
                                                                            -----------

Cash Flows From Investing Activities
  Investment in and advances to affiliates                                     (248,365)
  Capital expenditures                                                         (174,100)
                                                                            -----------
  Net Cash Used By Investing Activities                                        (422,465)
                                                                            -----------

Cash Flows From Financing Activities
  Payments of note payable                                                     (895,000)
  Payments of long-term debt                                                   (394,062)
  Proceeds from sale of Treasury stock                                          674,492
  Common stock acquired for Treasury                                            (24,890)
                                                                            -----------
  Net Cash Used By Financing Activities                                        (639,460)
                                                                            -----------

Net Increase in Cash                                                            418,990
  Cash, Beginning of Year                                                       152,063
                                                                            -----------

Cash, End of Year                                                           $   571,053
                                                                            ===========

Supplemental Disclosure of Cash Flow Information:
  Interest Paid                                                             $   258,800
                                                                            ===========
  Income Taxes Paid                                                         $    62,000
                                                                            ===========

          See accompanying notes to consolidated financial statements.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Consolidated Financial Statements

      The consolidated financial statements include Power Technologies, Inc.
      (PTI) and its wholly owned subsidiaries, Power Technologies Limited (PTL), Power Technology Development Corp. (PTDC) and PT Southeast Asia; and its affiliated company, Power Technologies International, Inc. (PTII). All material intercompany indebtedness and transactions have been eliminated.

      Investments in Affiliates

      PTI owns approximately 27% of Hydropower Technologies, Inc. (HTI), 49% of PTI Asia, and 50% of PTI-Net. PTI's investment in these companies is recorded using the equity method.

      Nature of Operations

      The Company provides engineering consulting services, develops computer software for use by utility companies, develops and conducts educational courses and assembles computer hardware. Approximately 45% of the Company's revenue is generated from sales and services to foreign customers, a significant portion of which are located in Asia.

      Foreign Currency Translation

      Assets and liabilities of subsidiaries and operations outside the United States are translated into U.S. dollars at current exchange rates, while income statement items are translated at average monthly exchange rates. Gains or losses on such translations are accumulated in a separate component of Stockholders' Equity and are excluded from net income. Transaction gains and losses, which were not material, resulting from the settlement of receivables or payables, or the conversion of currency, are included in the determination of net income.

      Revenue Recognition

            Long-Term Contracts

            The Company recognizes engineering revenue on a percentage-of-completion method, primarily based on contract costs incurred compared with total estimated costs. (Contract costs include both direct and indirect costs.) When the Company is contractually responsible for materials, equipment and subcontractor costs, these items are included in revenue and cost of revenue. Revisions to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Contract change orders in excess of agreed contract prices are included in contract value when approved by the client.

            Revenue recognized in excess of amounts billed is classified as a current asset. Accounts receivable include amounts representing retainages under long-term contracts which are due within one year. The Company anticipates that substantially all of its costs and revenue recognized in excess of billings will be billed and collected over the next twelve months and there were no significant amounts included in accounts receivable or costs and revenue recognized in excess of billings under contracts for claims subject to uncertainty as to their ultimate realization other than

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

            as provided for in the allowance for uncollectible accounts. Billings in excess of costs and revenue recognized are classified as a current liability.

            Software and Hardware Sales and Education

            Revenue is generally recognized when the product is shipped. Revenue from education courses is recognized when the course is taught.

            Support and Update Fees

            Revenue for software support, maintenance, and program updates is recognized ratably over the support period, generally one year.

            Allowance for Uncollectible Accounts

            The Company establishes an allowance for uncollectible accounts based on a periodic review of the status of accounts receivable. Those invoices or accounts which are determined to be in jeopardy of being uncollected are included in the allowance.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in determining the collectibility of accounts receivable and amounts due from unconsolidated subsidiaries, earned revenue on long-term contracts and contingencies. It is at least reasonably possible that the significant estimates used will change within the next year.

      Property, Equipment and Depreciation

      Property and equipment are stated at cost. Depreciation of buildings is provided using the straight-line method over a period of 31.5 to 33 years. Depreciation of property improvements and equipment is provided using the declining balance method at various rates over estimated useful lives which range from 3 to 15 years. The same depreciation method is used for both financial reporting and tax purposes.

      Income Taxes

      Deferred income taxes are recognized in accordance with SFAS No. 109. Under these provisions, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

      Tax credits are taken into income as reductions of the income tax provision in the year in which they are allowed for tax purposes. Tax credit carryforwards are considered in the calculation of deferred tax assets.

      Amortization

      Financing costs are amortized on a straight-line basis over the life of the related loans.

2.    ACCRUED EXPENSES

      Termination bonus (Note 7)                                   $  419,060
      ESOP contribution                                               347,921
      Pension and profit sharing                                      229,936
      Unused vacation                                                 186,788
      Reserve for litigation settlements                              288,580
      Other                                                            61,780
                                                                   ----------

         Total Accrued Expenses                                    $1,534,065
                                                                   ==========


3.    NOTES PAYABLE AND LONG-TERM DEBT

      Short-Term
        Line-of-credit (A)                                         $       --
                                                                   ==========

      Long-Term
        Chase Manhattan Bank
          IDA Bond payable, 8.66%, due 12/06 (B)                   $  780,000
          IDA Bond payable, 8.09%, due 12/98 (B)                       88,572
          Mortgage payable, due 10/04 (C)                             934,662
        Notes payable-employees/former employees,
          interest 8.5%, maturing 1999                                164,037
        Note payable-former stockholder, 9%, due 10/05 (D)            195,503
        Note payable-former stockholder, 8.75%, due 1/00 (D)           38,683
        Other                                                          29,534
                                                                   ----------

      Total                                                         2,230,991

      Less current installments                                       374,492
                                                                   ----------

      Net Long-Term Debt                                           $1,856,499
                                                                   ==========

(A) PTI has available a secured line of credit of up to $2.0 million under an agreement expiring June 30, 1998. Advances, bearing interest at lower of prime or LIBOR + 1.5%, are secured by accounts receivable and other assets and are guaranteed by PTL. A compensating balance requirement of $100,000 and other drawdown restrictions apply to this debt.

(B) Secured by assignment of mortgage of land and building, accounts receivable, and other assets. In addition, the Company must meet several covenants related to working capital and financial position. At December 31, 1997, one covenant was not met; the bank has since waived compliance with that covenant at December 31, 1997.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


3.    NOTES PAYABLE AND LONG-TERM DEBT - (CONTINUED)

(C) Secured by first mortgage on building located at 1482 Erie Boulevard, Schenectady, New York. Interest at LIBOR + 1.75% (8.7% at December 31,
      1997). Guaranteed by subsidiaries and affiliates. In addition, PTI must meet certain financial and other covenants, which include limits on the repurchase of PTI stock for the treasury.

(D) Secured by second mortgage on building located at 1473 Erie Boulevard, Schenectady, New York.

      Interest expense for 1997 was $262,714.

      Principal payments of long-term debt in each of the next five years and thereafter are as follows:

                  1998                  $  374,492
                  1999                     354,301
                  2000                     272,687
                  2001                     260,738
                  2002                     236,979
                  2003 and thereafter      731,794
                                        ----------
                  Total                 $2,230,991
                                        ==========

      Letters of Credit:

      The Company has several letters of credit totaling approximately $151,000 outstanding at December 31, 1997, which expire through September 30, 1999.

4.    INCOME TAXES

      Provision for Income Taxes

      Current:
         Federal                                                    $  53,550
         State                                                         45,200
         Foreign                                                       60,796
                                                                    ---------

      Total Current Provision                                         159,546

      Deferred:
         Federal and State                                           (134,800)
                                                                    ---------
         Provision For Income Taxes                                 $  24,746
                                                                    =========

      The following is an analysis of the difference between the United States statutory income tax rate and the Company's effective income tax rate:

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

4.    INCOME TAXES - (CONTINUED)

      United States statutory income tax rate:                           34.0%
      Increase (decrease) resulting from:
        Surtax exemption                                                (12.2)
        State income taxes, net of United States tax effect               5.3
        Meals and entertainment                                          30.7
        Foreign tax credits                                             (30.0)
        Other                                                             2.5
                                                                       ------

      Effective Income Tax Rate:                                         25.3%
                                                                       ======

      Deferred Tax Assets

      Financial accounting presentation requirements and tax basis regulations result in differences between the basis of certain assets and liabilities for financial reporting purposes and tax purposes. The tax effects of these differences, to the extent they are temporary, are recorded as deferred tax assets and liabilities under SFAS 109, and consist of the following:

      Current Assets:
        Accrued termination benefits                                $ 167,600
       Deferred compensation                                           49,100
       Accrued vacation                                                74,700
       Reserve for bad debts, less related contingent expenses        319,400
       Reserve for litigation settlement                               60,000
       Deferred support revenue                                        76,000
                                                                    ---------
                                                                      746,800
                                                                    ---------
      Current Liabilities:
        Inventory                                                     (49,900)
        Percent of completion calculation for contracts in process   (379,500)
                                                                    ---------
                                                                     (429,400)
                                                                    ---------

      Net Current Deferred Tax Assets                               $ 317,400
                                                                    =========

      Long-term Assets:
        Deferred compensation                                        $  32,000
        Unrealized losses on investment in affiliates                  105,900
                                                                     ---------
      Total Long-Term Deferred Tax Assets                            $ 137,900
                                                                     =========

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

5.    STOCKHOLDERS' EQUITY

      PTI

      Capital stock consists of the following:

        Common stock, Class A (voting), $.10 par value, 1,500,000
        shares authorized:
          Shares issued                                               984,844
          Shares held in Treasury                                     732,184
                                                                    ---------
          Shares outstanding                                          252,660
                                                                    =========

        Common stock, Class B (non-voting), $.10 par value, 500,000 shares authorized:
          Shares issued                                               158,856
          Shares held in Treasury                                     116,935
                                                                    ---------
          Shares outstanding                                           41,921
                                                                    =========
        Common stock, Class C (voting), $.10 par value, 500,000
        shares authorized:
            Shares issued and outstanding                              22,100
                                                                    =========

      PTII

      Capital stock consists of the following:

        Common stock, $.10 par value for shares issued after 11/91, no par prior to 11/91,

      1,000,000 shares authorized:

        Shares issued                                                 761,960
        Shares held in Treasury                                       451,946
                                                                    ---------

        Shares outstanding (including 46,700 shares owned by PTI)     310,014
                                                                    =========

6.    PENSION AND PROFIT SHARING PLANS

      Profit Sharing Plan

      Power Technologies, Inc. has a qualified profit sharing plan for the benefit of its employees. The Plan may be terminated at any time at the option of the Company. The Company modified the Plan in 1996 to include a 401(k) component, whereby participants may contribute up to 7% of their salary. The Company will make annual contributions, which may range from 1% to 15% of compensation, as determined by the Board of Directors. The Company contribution for 1997 is $59,226.

      Pension Plan

      The Company also has a defined contribution pension plan covering substantially all of its employees. Employer contributions for eligible participants in 1997 is 3% of qualifying salaries. The contribution for 1997 is $181,587.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

6.    PENSION AND PROFIT SHARING PLANS - (CONTINUED)

      Employee Stock Ownership Plan

      The Company established an ESOP effective January 1, 1995 covering substantially all employees.

      During 1995, the Plan acquired 22,100 shares of Power Technologies, Inc. common stock for $430,066, financed by a note payable to the former stockholder. The note bears interest at 9% and is due in biweekly installments through 2005. The note allows for advance payment by PTI. The balance at December 31, 1997 was $347,921. The Company has guaranteed the note.

      The Board of Directors authorized the Company to make an additional contribution for the Plan year ended December 31, 1997 sufficient to pay the remaining debt of the ESOP, expressly conditioned upon, and shall not be made before, the satisfaction or waiver, on or before August 31, 1998, of all the closing conditions in Sections 6-8 of the Agreement and Plan of Merger dated April 20, 1998 (see Note 11). The Company has included the balance of the ESOP note as accrued expense and profit sharing (ESOP) expense at December 31, 1997.

      Contributions to the ESOP are determined by the Company's management, but the Company must fund the ESOP in an amount at least equal to the annual principal and interest due on the ESOP note.

      The total contribution for 1997 was $417,572, including interest of $37,208.

7.    TERMINATION BONUS PLAN

      The Company has a nonqualified termination bonus plan which includes substantially all full time employees. Under the Plan, employees accrue three days for each completed year of service with the Company, to a maximum of thirty days. Upon termination as an employee, participants are entitled to be paid a "termination bonus" equal to the number of days accrued multiplied by their daily rate of pay. Effective January 1, 1997, the Board of Directors agreed to "freeze" the Plan so that no additional days accrued. On December 28, 1997, the Board of Directors froze the daily rates used to determine the accrued bonus.

      It is the intent of the Company to terminate the Plan and pay accrued benefits upon consummation of the merger agreement (See Note 11). As such, the entire balance at December 31, 1997 is included in accrued liabilities.

                   POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

8.    LEASE COMMITMENTS

      The Company has entered into several leases for office space and for computer equipment under agreements accounted for as operating leases. Certain computer equipment is leased under an open ended agreement with Oliver-Allen Corp; the term of each lease, once accepted, is three years. The maximum that can be leased each year is $300,000.

      Future commitments for leases are as follows:

                                    Computer
                   Facilities       Equipment         Total
                   ----------       ---------         -----
        1998         $35,000        $327,700        $362,700
        1999           9,000         235,500         244,500
        2000              --         154,200         154,200

      Rental expense in 1997 for the leases referred to above is approximately $315,000.

9.    CONCENTRATIONS

      Cash in Excess of Insured Limits


      The Company's concentration of credit risk consists of cash deposits in excess of federally insured limits. The amounts subject to credit risk are approximately $210,000 at December 31, 1997.


      Currency Exchange Risk

      Amounts, in US dollars, for which the Company is exposed to changes in foreign currency rates, is as follows:

      Cash in bank - Australia                                          $ 93,900
      Receivables and uncompleted contracts payable in foreign currency  859,500

10.   CONTINGENCIES

      The Company is a defendant in a lawsuit filed late in 1993 by a customer alleging detrimental conflict of interest. The plaintiff is seeking reimbursement for damages of $450,000, essentially a forfeiture of all fees paid to the company for consulting services in conjunction with the project in question. The case has not progressed to a point where the likelihood of either a favorable or unfavorable outcome, or estimated range of potential loss, can be reasonably estimated. Any settlement would not be covered by insurance. The Company has included $150,000 in accrued expenses at December 31, 1997 as a reserve against potential losses in this case.

                   POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

10.   CONTINGENCIES - (CONTINUED)

      The Company has been identified as a "potentially responsible party" at an EPA "superfund site" in Malta, New York. In September 1997, the Company entered into a Consent Decree relating to the site. Pursuant to Appendix I of the Decree, PTI's initial payment into the Site Trust Fund will be $138,580. Once the initial payment is made, the Company shall have no further obligation to make additional payments to the Fund. However, there are certain circumstances under which the government and third parties may subsequently assert claims against PTI with respect to the site. The Company has included its "initial payment" in accrued expenses at December 31, 1997.

11.   PROPOSED MERGER

      The Company is presently negotiating a transaction whereby Stone & Webster, Incorporated ("SWI") would acquire the Company through the merger of a wholly-owned subsidiary of SWI into the Company. As presently contemplated, the shareholders of the Company will receive common stock of SWI having a value, at the time of the closing, of approximately $9,000,000 (of which shares having a value of approximately $1,000,000 will be placed in escrow until January 15, 2000 to satisfy certain indemnification obligations). In addition, the shareholders of the Company may receive additional shares of SWI stock in 2003 based on the earnings of the Company for the five calendar years starting January 1, 1998. The maximum amount of such consideration is $8,000,000, and the number of shares of SWI common stock which are eventually issued will be based on the stock price used in connection with the initial closing of the merger. Finally, the shareholders may receive additional cash consideration in 2003 if certain types of revenues are generated by the Company's "Transasia" project. The Merger Agreement relating to the transaction has been executed, and the closing of the transaction is subject to certain conditions. As a result, the merger may not be consummated.

                   POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
              UNAUDITED FINANCIAL STATEMENTS FOR THE PERIODS ENDED
                    DECEMBER 31, 1996 AND DECEMBER 31, 1995

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 and 1995
                                  (UNAUDITED)

                                     ASSETS

                                                                    1996        1995
                                                                    ----        ----
Current Assets
 Cash                                                          $   152,063   $   196,205
 Receivables, net of allowance of $558,770 and $237,000          4,973,481     4,655,050
 Costs and revenue recognized in excess of billings              2,185,367     1,021,124
 Inventory                                                          41,897        20,249
 Deferred income taxes (Note 3)                                    150,200       247,300
 Other                                                             162,138        83,703
                                                               -----------   -----------

  Total Current Assets                                           7,665,146     6,223,631
                                                               -----------   -----------

Property and Equipment
 Land                                                              369,023       369,023
 Buildings and improvements                                      5,163,310     5,161,412
 Computers and hardware                                          4,004,668     3,859,396
 Furniture and fixtures                                          1,504,673     1,504,673
 Test site equipment                                                34,610        34,610
 Vehicle                                                            29,111        29,111
                                                               -----------   -----------

  Total                                                         11,105,395    10,958,225

 Less accumulated depreciation                                   7,187,707     6,672,796
                                                               -----------   -----------
 Net Property and Equipment                                      3,917,688     4,285,429
                                                               -----------   -----------

Other Assets
 Deferred income taxes (Note 3)                                    170,300       177,000
 Investment in and due from unconsolidated subsidiaries            356,062        96,588
 Financing costs, net of amortization of $41,602 and $34,396        20,431        13,764

  Total Other Assets                                               546,793       287,352
                                                               -----------   -----------

  TOTAL ASSETS                                                 $12,129,627   $10,796,412
                                                               ===========   ===========

          See accompanying notes to consolidated financial statements.

R
                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995
                                   (UNAUDITED)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                1996           1995
                                                                ----           ----
Current Liabilities
 Note payable (Note 2)                                     $    895,000    $    400,000
 Current installments of long-term debt (Note 2)                430,390         350,589
 Accounts payable                                             1,320,148       1,057,586
 Accrued expenses                                             1,061,857       1,207,779
 Billings in excess of costs and revenues                            --              --
 Deferred support revenue                                       142,500         113,000
 Customer deposits                                              345,268         320,847
 Income taxes payable                                               680           4,994
                                                           ------------    ------------

  Total Current Liabilities                                   4,195,843       3,454,795
                                                           ------------    ------------

Other Liabilities
 Long-term debt, excluding current installments (Note 2)      2,194,663       1,598,376
 Guarantee of ESOP loan (Note 6)                                380,364         410,020
 Deferred benefits                                              430,310         485,239
                                                           ------------    ------------

  Total Other Liabilities                                     3,005,337       2,493,635
                                                           ------------    ------------

Stockholders' Equity (Note 4)
 Capital Stock PTI:
      Class A - $.10 par value, 1,500,000 shares
      authorized, 1,020,800 shares issued,
      257,668 and 258,880 shares outstanding                    102,080         102,080
      Class B - $.10 par value, 500,000 shares
      authorized, 122,900 shares issued, 5,965
      shares outstanding                                         12,740          12,740
      Class C - $.10 par value, 500,000 shares
      authorized, 22,100 shares issued and
      outstanding                                                 2,210           2,210
 Capital Stock PTII:
      $.10 par value, 1,000,000 shares authorized,
      761,960 shares issued, 310,014 and 311,110
      shares outstanding                                         17,322          17,322
 Capital in excess of par value of common stock               2,531,227       2,248,790
 Reduction for ESOP loan guarantee (Note 6)                    (380,364)       (410,020)
 Retained earnings                                            8,586,816       8,435,797
 Equity adjustment from foreign currency translation              3,655               6
                                                           ------------    ------------

  Total                                                      10,875,686      10,408,925

 Less common stock in Treasury, at cost                       5,947,239       5,560,943
                                                           ------------    ------------

  Total Stockholders' Equity                                  4,928,447       4,847,982
                                                           ------------    ------------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 12,129,627    $ 10,796,412
                                                           ============    ============

          See accompanying notes to consolidated financial statements.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                  (UNAUDITED)

                                                     1 9 9 6                       1 9 9 5
                                                     -------                       -------
                                                           % to                             % to
                                               Dollars     Sales              Dollars        Sales
                                               -------     -----              -------        -----
Net Sales                                   $ 17,564,662    100.0           $ 17,854,549     100.0

Operating Expenses                            17,003,841     96.8             17,650,104      98.9
                                            ------------    -----           ------------     -----

Income From Operations                           560,821      3.2                204,445       1.1

Other Income and (Expenses)                     (310,725)    (1.8)              (293,030)     (1.6)
                                            ------------    -----           ------------     -----

Income Before Income Taxes                       250,096      1.4                (88,585)     (0.5)

Provision For (Benefit From) Income Taxes
 (Note 3)                                         99,077      0.6                (63,997)     (0.4)
                                            ------------    -----           ------------     -----

NET INCOME (LOSS)                                151,019      0.8                (24,588)     (0.1)
                                                            =====                            =====

Retained Earnings, Beginning of Year           8,435,797                       8,460,385
                                            ------------                     -----------

Retained Earnings, End of Year              $  8,586,816                     $ 8,435,797
                                            ============                     ===========

          See accompanying notes to consolidated financial statements.

R
                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                  Balances         Stock          Sale of                                     Balances
                                     at        Acquired for     Stock from       Net          Other               at
                                 12/31/95        Treasury        Treasury       Income        Changes          12/31/96
                                 --------        --------        --------       ------        -------          --------
Common Stock
 PTI Class A                   $   102,080    $            --    $       --   $         --   $            --   $   102,080
 PTI Class B                        12,740                 --            --             --                --        12,740
 PTI Class C                         2,210                 --            --             --                --         2,210
 PTII (net of stock
  owned by PTI)                     17,322                               --             --                --        17,322
                               -----------    ---------------    ----------   ------------   ---------------   -----------


  Total                        $   134,352    $            --    $       --   $         --   $            --   $   134,352
                               ===========    ===============    ==========   ============   ===============   ===========

Capital in Excess of Par
 PTI Class A                   $ 2,218,547    $            --    $  282,437   $         --   $            --   $ 2,500,984
 PTI Class B                        10,353                 --            --             --                --        10,353
 PTI Class C                        19,890                 --            --             --                --        19,890
 PTII                                   --                 --            --             --                --            --
                               -----------    ---------------    ----------   ------------   ---------------   -----------

  Total                        $ 2,248,790    $            --    $  282,437   $         --   $            --   $ 2,531,227
                               ===========    ===============    ==========   ============   ===============   ===========

Retained Earnings
 PTI                           $ 8,426,852    $            --    $       --   $    151,072   $            --   $ 8,577,924
 PTII                                8,945                 --            --            (53)               --         8,892
                               -----------    ---------------    ----------   ------------   ---------------   -----------

  Total                        $ 8,435,797    $            --    $       --   $    151,019   $            --   $ 8,586,816
                               ===========    ===============    ==========   ============   ===============   ===========

Treasury Stock
 PTI Class A                   $(5,295,564)   $      (388,114)   $    2,468   $         --   $            --   $(5,681,210)
 PTI Class B                      (242,626)                --            --             --                --      (242,626)
 PTII                              (22,753)              (650)           --             --                --       (23,403)
                               -----------    ---------------    ----------   ------------   ---------------   -----------

  Total                        $(5,560,943)   $      (388,764)   $    2,468   $         --   $            --   $(5,947,239)
                               ===========    ===============    ==========   ============   ===============   ===========

Equity Adjustment From
 Foreign Currency
 Translation                   $         6    $            --    $       --   $         --   $         3,649   $     3,655
                               ===========    ===============    ==========   ============   ===============   ===========

Reduction for ESOP
Loan Guarantee                 $  (410,020)   $            --    $       --   $         --   $        29,656   $  (380,364)
                               ===========    ===============    ==========   ============   ===============   ===========

  Total Stockholders' Equity   $ 4,847,982    $      (388,764)   $  284,905   $    151,019   $        33,305   $ 4,928,447
                               ===========    ===============    ==========   ============   ===============   ===========

          See accompanying notes to consolidated financial statements.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                        Balances        Stock         Sale of                                  Balances
                                          at        Acquired for    Stock from      Net          Other             at
                                       12/31/94       Treasury       Treasury      Income       Changes         12/31/95
                                       --------       --------       --------      ------       -------         --------
Common Stock
 PTI Class A                         $   104,290    $         --    $        --   $      --    $    (2,210)   $   102,080
 PTI Class B                              12,740              --             --          --             --         12,740
 PTI Class C                                  --              --             --          --          2,210          2,210
 PTII (net of stock owned by PTI)         17,322              --             --          --             --         17,322
                                     -----------    ------------    -----------   ---------    -----------    -----------

 Total                               $   134,352    $         --    $        --   $      --    $        --    $   134,352
                                     ===========    ============    ===========   =========    ===========    ===========

Capital in Excess of Par
 PTI Class A                         $ 2,088,393    $         --    $   150,044   $      --    $   (19,890)   $ 2,218,547
 PTI Class B                              10,353              --             --          --             --         10,353
 PTI Class C                                  --              --             --          --         19,890         19,890
 PTII                                         --              --             --          --             --             --
                                     -----------    ------------    -----------   ---------    -----------    -----------

  Total                              $ 2,098,746    $         --    $   150,044   $      --    $        --    $ 2,248,790
                                     ===========    ============    ===========   =========    ===========    ===========

Retained Earnings
 PTI                                 $ 8,451,392    $         --    $        --   $ (24,540)   $        --    $ 8,426,852
 PTII                                      8,993              --             --         (48)            --          8,945
                                     -----------    ------------    -----------   ---------    -----------    -----------

  Total                              $ 8,460,385    $         --    $        --   $ (24,588)   $        --    $ 8,435,797
                                     ===========    ============    ===========   =========    ===========    ===========

Treasury Stock
 PTI Class A                         $(4,345,983)   $   (951,156)   $     1,575   $      --    $        --    $(5,295,564)
 PTI Class B                            (242,626)             --             --          --             --       (242,626)
 PTII                                    (22,751)             (2)            --          --             --        (22,753)
                                     -----------    ------------    -----------   ---------    -----------    -----------

  Total                              $(4,611,360)   $   (951,158)   $     1,575   $      --    $        --    $(5,560,943)
                                     ===========    ============    ===========   =========    ===========    ===========

Equity Adjustment From
Foreign Currency
Translation                          $    (2,414)   $         --    $        --   $      --    $     2,420    $         6
                                     ===========    ============    ===========   =========    ===========    ===========

Reduction for ESOP Loan
Guarantee                            $        --    $         --    $        --   $      --    $  (410,020)   $  (410,020)
                                     ===========    ============    ===========   =========    ===========    ===========

  Total Stockholders' Equity         $ 6,079,709    $   (951,158)   $   151,619   $ (24,588)   $  (407,600)   $ 4,847,982
                                     ===========    ============    ===========   =========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                  (UNAUDITED)

                                                                      1996            1995
                                                                      ----            ----
Cash Flows From Operating Activities
 Net income (loss)                                                 $   151,019    $   (24,588)
 Adjustments to reconcile net income (loss) to net cash provided by operations:
  Equity adjustment from foreign currency translation                    3,649              6
  Equity in (income) losses of affiliates                               21,085         23,821
  Depreciation                                                         514,910        641,572
  Amortization                                                           7,206          6,876
  Deferred benefits                                                    (54,929)       (46,254)
  Deferred taxes                                                       103,800        (61,300)
  Loss on sale/disposal of property and equipment                           --         25,696
  (Increase) decrease in assets:
  Receivables                                                         (318,431)       791,490
  Costs and revenue recognized in excess of billings                (1,164,243)       131,076
  Inventory                                                            (21,648)       (10,124)
  Other                                                                (78,435)        (7,703)
 Increase (decrease) in liabilities:
  Accounts payable                                                     262,562        (37,178)
  Accrued expenses                                                    (145,922)        80,594
  Billings in excess of costs and revenues                                  --             --
  Deferred support revenue                                              29,500         (7,000)
  Customer deposits                                                     24,421        102,665
  Income taxes payable                                                  (4,314)      (384,120)
                                                                   -----------    -----------
  Net Cash Provided (Used) By Operating Activities                    (669,770)     1,225,529
                                                                   -----------    -----------

Cash Flows From Investing Activities
 Investment in and due from affiliates                                (280,559)        (9,126)
 Capital expenditures                                                 (147,169)      (304,663)
                                                                   -----------    -----------
 Net Cash Used By Investing Activities                                (427,728)      (313,789)
                                                                   -----------    -----------

Cash Flows From Financing Activities
 Net proceeds (payment) of note payable                                495,000       (125,000)
 Payment of long-term debt                                            (350,590)      (418,544)
 Proceeds of long-term debt                                          1,014,569         61,950
 Loan costs                                                            (13,873)            --
 Proceeds from reissuance of Treasury stock                            285,364        151,619
 Common stock acquired for Treasury                                   (377,114)      (674,504)
                                                                   -----------    -----------
 Net Cash Provided (Used) By Financing Activities                    1,053,356     (1,004,479)
                                                                   -----------    -----------

Net Decrease in Cash                                                   (44,142)       (92,739)
 Cash, Beginning of Year                                               196,205        288,944
                                                                   -----------    -----------

Cash, End of Year                                                  $   152,063    $   196,205
                                                                   ===========    ===========

Schedule of Non-Cash Investing and Financing Transactions:
 Debt incurred to acquire Treasury stock                           $    12,109    $   276,654
                                                                   ===========    ===========

Supplemental Disclosures of Cash Flow Information:
 Interest paid                                                     $   262,400    $   268,800
                                                                   ===========    ===========
 Income taxes paid                                                 $    33,200    $   493,500
                                                                   ===========    ===========

            See accompanying notes to consolidated financial statements.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Consolidated Financial Statements

      The consolidated financial statements include Power Technologies, Inc.
      (PTI) and its wholly owned subsidiaries, Power Technologies Limited (PTL) and Power Technology Development Corp. (PTDC); and its affiliated company, Power Technologies International, Inc. (PTII). All material intercompany indebtedness and transactions have been eliminated.

      Investments in Affiliates

      PTI owns approximately 27% of Hydropower Technologies, Inc. (HTI) and 49% of PTI Asia. PTI's investment in these companies is recorded using the equity method.

      Nature of Operations

      The Company provides engineering consulting services, develops computer software for use by utility companies, develops and conducts educational courses and assembles computer hardware. Approximately 45% of the Company's revenue is generated from sales and services to foreign customers, a significant portion of which are located in Asia.

      Foreign Currency Translation

      Assets and liabilities of subsidiaries and operations outside the United States are translated into U.S. dollars at current exchange rates, while income statement items are translated at average monthly exchange rates. Gains or losses on such translations are accumulated in a separate component of Stockholders' Equity and are excluded from net income. Transaction gains and losses, which were not material, resulting from the settlement of receivables or payables, or the conversion of currency, are included in the determination of net income.

      Revenue Recognition

            Long-Term Contracts

            The Company recognizes engineering revenue on a percentage-of-completion method, primarily based on contract costs incurred compared with total estimated costs. Contract costs include both direct and indirect costs. When the Company is contractually responsible for materials, equipment and subcontractor costs, these items are included in revenue and cost of revenue. Revisions to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Contract change orders in excess of agreed contract prices are included in revenue when approved by the client.

            Revenue recognized in excess of amounts billed is classified as a current asset. Accounts receivable include amounts representing retainages under long-term contracts which are due within one year. The Company anticipates that substantially all of its costs and revenue recognized in excess of billings will be billed and collected over the next twelve months and there were no significant amounts included in accounts receivable or costs and revenue recognized in excess of billings under contracts for claims subject to uncertainty as to their ultimate realization. Billings in excess of costs and revenue recognized are classified as a current liability.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

            Software and Hardware Sales and Education

            Revenue is generally recognized when the product is shipped. Revenue from education courses is recognized when the course is taught.

      Revenue Recognition

            Support and Update Fees

            Revenue for software support, maintenance, and program updates is recognized ratably over the support period, generally one year.

            Allowance for Uncollectible Accounts

            The Company establishes an allowance for uncollectible accounts based on a periodic review of the status of accounts receivable. Those invoices or accounts which are determined to be in jeopardy of being collected are included in the allowance.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in determining the collectibility of accounts receivable and amounts due from unconsolidated subsidiaries, earned revenue on long-term contracts and contingencies. It is at least reasonably possible that the significant estimates used will change within the next year.

      Property, Equipment and Depreciation

      Property and equipment are stated at cost. Depreciation of buildings is provided using the straight-line method over a period of 31.5 to 33 years. Depreciation of property improvements and equipment is provided using the declining balance method at various rates over estimated useful lives which range from 3 to 15 years. The same depreciation method is used for both financial reporting and tax purposes.

      Income Taxes

      Deferred income taxes are recognized in accordance with SFAS No. 109. Under these provisions, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      Tax credits are taken into income as reductions of the income tax provision in the year in which they are allowed for tax purposes. Tax credit carryforwards are considered in the calculation of deferred tax assets.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

      Amortization

      Financing costs are amortized on a straight-line basis over the life of the related loans.

2.    NOTES PAYABLE AND LONG-TERM DEBT

                                                                   1996        1995
                                                                   ----        ----
      Short-Term
         Line-of-credit (A)                                     $  895,000   $  400,000
                                                                ==========   ==========

      Long-Term
         Chase Manhattan Bank
         IDA Bond payable, 8.66% until 12/96, prime plus 1/2%
         until maturity date of 12/06 (B)                       $  866,667   $  953,333
         IDA Bond payable, 8.09%, due 12/98 (B)                    177,143      265,714
      Mortgage payable, due 10/04 (C)                              994,974           --
      Notes payable-employees/former employees, interest 8.5%,
        maturing 1999                                              292,635      440,771
      Note payable-former stockholder, 9%, due 10/05 (D)           212,090      227,197
      Note payable-former stockholder, 8.75%, due 1/00 (D)          61,950       61,950
      Other                                                         19,594           --
                                                                ----------   ----------

      Total                                                      2,625,053    1,948,965

      Less current installments                                    430,390      350,589
                                                                ----------   ----------

      Net Long-Term Debt                                        $2,194,663   $1,598,376
                                                                ==========   ==========

(A) PTI has available a secured line of credit of up to $2.0 million under an agreement expiring June 30, 1997. Advances, bearing interest at lower of prime or LIBOR + 1.5% (8% at December 31, 1996), are secured by accounts receivable and other assets, and are guaranteed by PTL. A compensating balance requirement of $100,000 and other drawdown restrictions apply to this debt.
(B) Secured by assignment of mortgage of land and building, accounts receivable, and other assets. In addition, PTI must meet several covenants related to working capital and financial position.
(C) Secured by first mortgage on building located at 1482 Erie Boulevard, Schenectady, New York. Interest at LIBOR + 1.75%. Guaranteed by subsidiaries and affiliates. In addition, PTI must meet certain financial and other covenants, which include limits on the repurchase of PTI stock for the treasury.
(D) Secured by second mortgage on building located at 1473 Erie Boulevard, Schenectady, New York.

      Interest expense for 1996 and 1995 was $225,559 and $273,576, respectively.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

2.    NOTES PAYABLE AND LONG-TERM DEBT - (CONTINUED)

      Principal payments of long-term debt in each of the next five years and thereafter are as follows:

                  1997                  $ 430,390
                  1998                    351,697
                  1999                    340,766
                  2000                    272,687
                  2001                    260,738
                  2002 and thereafter     968,775
                                        ----------
                  Total                 $2,625,053
                                        ==========

3.    PROVISION FOR (BENEFIT FROM) INCOME TAXES

                                                             1996        1995
                                                             ----        ----
      Current:
      Federal                                             $(33,666)  $(114,503)
      State                                                 13,469     (10,543)
      Foreign                                               15,474     102,252
                                                          --------   ---------

         Total Current Provision                            (4,723)    (22,794)

      Deferred:
         Federal and State                                 103,800     (41,203)
                                                          --------   ---------

      Provision For (Benefit From) Income Taxes           $ 99,077   $ (63,997)
                                                          ========   =========

      The following reconciles the 1996 and 1995 tax provisions with the expected provision obtained by applying statutory rates to pretax income:

                                                             1996        1995
                                                             ----        ----
      Expected tax provision (benefit) at 34%             $ 85,000   $ (30,000)
      State income taxes, net of Federal benefit            14,800      (4,100)
      Prior year State taxes                                    --     (17,500)
      ISO compensation                                      (3,600)    (28,100)
      Meals and entertainment                               12,000      18,500
      Other                                                 (9,123)     (2,797)
                                                          --------   ---------

      Provision For (Benefit From) Income Taxes           $ 99,077   $ (63,997)
                                                          ========   =========

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

3.    PROVISION FOR (BENEFIT FROM) INCOME TAXES - (CONTINUED)

      Deferred Tax Assets

      Financial accounting presentation requirements and tax basis regulations result in differences between the basis of certain assets and liabilities for financial reporting purposes and tax purposes. The tax effects of these differences, to the extent they are temporary, are recorded as deferred tax assets and liabilities under SFAS 109, and consist of the following:


                                                                          1996       1995
                                                                          ----       ----
      Current Assets:
      Accrued termination benefits                                      $172,100   $194,100
      Deferred compensation                                               20,000     28,400
      Accrued vacation                                                    69,100     94,600
      Reserve for bad debts, less related contingent expenses            198,700     91,300
      Reserve for litigation settlement                                   60,000     60,000
      Deferred support revenue                                            57,000     45,200
      Foreign tax credit carryforward                                     31,000         --
                                                                        --------   --------
                                                                         607,900    513,600
                                                                        --------   --------
      Current Liabilities:
         Inventory                                                        26,200     13,800
         Percent of completion calculation for contracts in process      431,500    252,500
                                                                        --------   --------
                                                                         457,700    266,300
                                                                        --------   --------

      Net Current Deferred Tax Assets                                   $150,200   $247,300
                                                                        ========   ========

                                                                          1996       1995
                                                                          ----       ----
      Deferred Tax Assets

      Long-Term Assets:
         Deferred compensation                                          $ 79,900   $ 99,800
         Unrealized losses on subsidiary investments                      90,400     77,200
                                                                        --------   --------
         Total Long-Term Deferred Tax Asset                             $170,300   $177,000
                                                                        ========   ========

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

4.    STOCKHOLDERS' EQUITY

                                                                                     1996        1995
                                                                                     ----        ----
      PTI
      Capital stock consists of the following:
        Common stock, Class A (voting),
        $.10 par value, 1,500,000 shares authorized:
          Shares issued                                                           1,020,800   1,020,800
          Shares held in Treasury                                                   763,132     761,920
                                                                                  ---------   ---------
          Shares outstanding                                                        257,668     258,880
                                                                                  =========   =========
        Common stock, Class B (non-voting), $.10 par value, 500,000 shares authorized:
          Shares issued                                                             122,900     122,900
          Shares held in Treasury                                                   116,935     116,935
                                                                                  ---------   ---------
          Shares outstanding                                                          5,965       5,965
                                                                                  =========   =========
        Common stock, Class C (voting), $.10 par value, 500,000 shares authorized:

        Shares issued and outstanding                                                22,100      22,100
                                                                                  =========   =========

                                                                                     1996        1995
                                                                                     ----        ----
      PTII

      Capital stock consists of the following:
         Common stock, $.10 par value for shares issued after
         11/91, no par prior to 11/91, 1,000,000 shares authorized:
      Shares issued                                                                 761,960     761,960
      Shares outstanding (including 46,700 shares owned by
      PTI)                                                                          310,014     311,110
                                                                                  ---------   ---------

      Shares held in Treasury                                                       451,946     450,850
                                                                                  =========   =========

5.    STOCK OPTIONS

      In December 1984, the Board of Directors approved an Incentive Stock Option Plan, which provides for the granting of stock options to full-time employees. In August 1987, March 1989 and July 1991, the Board approved a plan providing for additional options. The option price is equal to the fair market value at the time the option is granted. Options will expire on January 1 of the fifth year following the year of granting, but will automatically terminate upon notification of intent to terminate employment. On exercising an option to purchase PTI stock, the employee receives the right to buy one share of PTII stock at fair market value for every share of PTI stock purchased.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

5.    STOCK OPTIONS - (CONTINUED)

      Information regarding the Company's stock option plan is summarized below:

                                                           Number
                                                           ------
          Outstanding at December 31, 1995                  24,750
          Exercised                                        (18,246)
          Terminated                                        (6,504)
                                                           -------
          Outstanding at December 31, 1996                      --
                                                           =======

6.    PENSION AND PROFIT SHARING PLANS

      Profit Sharing Plan

      PTI has a qualified profit sharing plan for the benefit of its employees. The Plan may be terminated at any time at the option of the Company. The Company modified the Plan in 1996 to include a 401(k) component, whereby participants may contribute up to 7% of their salary. The Company will make annual contributions, which may range from 1% to 15% of compensation, as determined by the Board of Directors. The Company contribution accrued for 1996 and 1995 were $66,762 and $72,447, respectively.

      Pension Plan

      The Company also has a defined contribution pension plan covering substantially all of its employees. Employer contributions for eligible participants in 1996 is 8% of qualifying salaries for the first nine months of 1996. Employer contributions for eligible participants in 1995 is 8% of qualifying salaries. The contributions accrued for the Plan in 1996 and 1995 were $400,612 and $580,621, respectively.

      Employee Stock Ownership Plan

      The Company established an ESOP effective beginning January 1, 1995 covering substantially all employees.

      During 1995, the Plan acquired 22,100 shares of Power Technologies, Inc. common stock for $430,066, financed by a note payable to the former stockholder. The note bears interest at 9% and is due in biweekly installments through 2005. The note allows for advance payment by PTI. The balances at December 31, 1996 and 1995 were $380,364 and $410,020, respectively. The Company has guaranteed the note and, accordingly, the liability is included in the accompanying balance sheets with a corresponding amount shown as a reduction to stockholders' equity.

      Contributions to the ESOP are determined by the Company's management, but the Company must fund the ESOP in an amount at least equal to the annual principal and interest due on the ESOP note.

      The total contribution for 1996 was $67,154, including interest of $37,499. The contribution for 1995 was $48,467 including interest of $28,421.

                    POWER TECHNOLOGIES, INC. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

7.    LEASE COMMITMENTS

      Facilities

      The Company has entered into several leases for office space. Future commitments for facilities leases are as follows:

                1997                                $23,166
                1998                                 22,566
                1999                                 15,411

      Computer Equipment

      The Company has entered into an open ended lease agreement with Oliver-Allen Corp. to lease computer equipment. The term of each lease, once accepted, is three years. The maximum that can be leased each year is $300,000. At December 31, 1996, future commitments for equipment leased under this agreement is as follows:

                1997                               $132,800
                1998                                132,800
                1999                                 68,300

8.    CONTINGENCIES

      The Company is a defendant in a lawsuit filed late in 1993 by a customer alleging detrimental conflict of interest. The plaintiff is seeking reimbursement for damages of $450,000, essentially a forfeiture of all fees paid to the company for consulting services in conjunction with the project in question. The case has not progressed to a point where the likelihood of either a favorable or unfavorable outcome, or estimated range of potential loss, can be reasonably estimated. Any settlement would not be covered by insurance. The Company has included $150,000 in accrued expenses at December 31, 1996 and 1995 as a reserve against potential losses in this case.

      The Company has been identified as a "potentially responsible party" at an EPA "superfund site" in Malta, New York. The Company has established a reserve of $100,000, included in accrued expenses at December 31, 1996, to cover potential costs related to this litigation.

                                                                      APPENDIX B

              SECTION 623 OF THE NEW YORK BUSINESS CORPORATION LAW

ss. 623. Procedure to enforce shareholder's right to receive payment for shares.

     (a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

      (b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

      (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of Section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

      (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

      (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters' rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired of any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

      (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder or the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

      (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporation action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

      (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

            (1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

            (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

            (3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

            (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholders' right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice laws and rules.

            (5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

            (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

            (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay;
(B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

            (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

      (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

      (j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

            (1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

            (2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

            (3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

      (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporation action will be or is unlawful or fraudulent as to him.

      (l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

      (m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations). (Last amended by L. 1986, Ch. 117, ss. 3.)

               Subject to Completion, Dated July 16, 1998


PROSPECTUS
                         STONE & WEBSTER, INCORPORATED

         2,742,858 SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE

      This Prospectus relates to 2,742,858 shares (the "Shares") of the common stock, par value $1.00 per share (the "Common Stock"), of Stone & Webster, Incorporated (the "Company"), that may be issued from time to time in connection with future business combinations, acquisitions and mergers. In general, the terms of such combinations, acquisitions and mergers will be determined by direct negotiations between representatives of the Company and the owners or principal executives of the companies or other entities to be so combined, acquired or merged or the assets of which are to be so acquired, and the factors taken into account will include, among other things, the established quality of management, earning power, cash flow, growth potential, facilities and locations of the companies or other entities to be acquired or merged, and the market value of the Common Stock.

      The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "SW." The closing price of the Common Stock as reported in the NYSE Composite Transactions on July 14, 1998 was $39.69 per share.

                           ------------------------

See "RISK FACTORS" beginning on page 3 for certain information that should be considered by prospective investors in deciding whether or not to purchase shares of Common Stock offered hereby.

                           ------------------------

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ------------------------

              The Date of this Prospectus is __________ __, 1998.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION......................................................  1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................  1

NOTE REGARDING FORWARD-LOOKING STATEMENTS..................................  2

RISK FACTORS...............................................................  3
General Business; Competition..............................................  3
Backlog....................................................................  3
Uncertainty Regarding Client Relationships.................................  3
Size and Uncertainty of Timing of Contracts................................  3
Uncertainty Regarding International Nature of Business.....................  4
Risk of Technological Changes..............................................  4
Risks Due to Fixed, Maximum or Unit Priced Contracts.......................  4
Contract Performance Risk..................................................  5
Uncertainties in Government Contracts......................................  5
Environmental, Safety and Health Risks.....................................  5
Potential Liability for Services Relating to Toxic and Hazardous Materials
  and the Ability to Insure Such Risks.....................................  5
Other Impact of Environmental Regulation...................................  6
Litigation Risks...........................................................  6
Attraction and Retention of Professional Personnel.........................  7
Availability of Additional Acquisition Targets.............................  7

THE COMPANY................................................................  7

SECURITIES COVERED BY THIS PROSPECTUS......................................  7

DESCRIPTION OF CAPITAL STOCK...............................................  8
General Description........................................................  8
Description of Common Stock................................................  8
Description of Preferred Stock
Description of Series A Junior Participating Preferred Stock and Rights to
  Purchase Series A Junior Participating Preferred Stock...................  9

LEGAL OPINION.............................................................. 10

EXPERTS.................................................................... 10

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or without charge at the Commission's World Wide Web site (http://www.sec.gov), and can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

      This Prospectus and the accompanying Prospectus Supplement, if any, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents heretofore filed by the Company with the Commission (File No. 1-1228) under the Exchange Act are incorporated by reference herein.

      (1) The Company's annual report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Commission on March 30, 1998.

      (2) The Company's quarterly report on Form 10-Q for the quarter ended March 31, 1998, filed with the Commission on May 12, 1998.

      (3) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal period covered by the annual report referred to in (1) above.

      (4) The descriptions of the Company's Series A Junior Participating Preferred Stock and Rights to Purchase Series A Junior Participating Preferred Stock contained in its Registration Statement on Form 8-A filed with the Commission on August 16, 1996 and amended by Form 8-A/A filed with the Commission on September 24, 1996.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made pursuant to this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

      Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      This Prospectus incorporates certain documents by reference that are not presented herein or delivered herewith. The Company undertakes to provide copies of such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference), without charge, to any person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request to the attention of the Corporate Secretary, Stone & Webster, Incorporated, 245 Summer Street, 8th Floor, Boston, Massachusetts 02210 (telephone (617)589-5111). In order to ensure delivery of the documents, such requests should be made by at least ten business days before the date at which a final investment decision must be made.

      No person is authorized to give any information or make any representation not contained in this Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered by this Prospectus in any jurisdiction where, or to or from any person to whom, it is unlawful to make such offer or solicitation of an offer. Neither the delivery of this Prospectus nor any distribution of the securities offered pursuant to this Prospectus shall create an implication that there has been no change in the affairs of the Company since the date of this Prospectus or that the information in this Prospectus or in the documents incorporated herein by reference is correct as of any time after the dates hereof or thereof.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain of the information contained in this Prospectus, including documents incorporated by reference, and the Prospectus Supplement, if any, may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include but are not limited to those set forth in this Prospectus under the heading "Risk Factors."

                                  RISK FACTORS

      The following risk factors, in addition to other information contained or incorporated by reference in this Prospectus and the Prospectus Supplement, if any, should be considered carefully by prospective investors in evaluating the Company and its business before deciding to purchase the Common Stock offered hereby.

General Business; Competition

      The Company is principally engaged, through its subsidiaries, in providing engineering, construction and consulting services. The principal business activities of the Company in the engineering, construction and consulting services areas are highly competitive, with competition from a large number of well-established, well-financed concerns, both privately and publicly held. Inasmuch as the Company is primarily a service organization, it competes in its areas of interest by providing services of the highest quality. The Company believes it occupies a strong competitive position, but is unable to estimate with reasonable accuracy its competitive position in the engineering, construction and consulting services industry. The markets served by the engineering, construction and consulting businesses of the Company are likewise highly competitive and, for the most part, require substantial resources and particularly highly skilled and experienced technical personnel. A large number of multi-national companies are also competing in the markets served by the Company's subsidiaries. Intense competition in the engineering, construction and consulting businesses is expected to continue, presenting the Company with significant challenges in its ability to maintain strong growth rates while maintaining and improving acceptable profit margins.

Backlog

      The dollar amount of the Company's backlog as stated at any given time is not necessarily indicative of the future earnings of the Company related to the performance of such work. Clients frequently revise the scope of the services for which they have contracted with subsidiaries of the Company, especially on projects subject to regulatory approval or which require environmental permitting/licensing. Scope increases and decreases of substantial magnitude are commonplace on such projects and directly affect the Company's backlog. In addition, delays, suspensions and cancellations of projects included within the Company's backlog may occur. Recently, the Trans-Pacific Petrochemical Indotama ("TPPI") project in Indonesia, which represents approximately $500 million of the Company's current backlog of approximately $2.5 billion, was suspended. A prolonged suspension or cancellation of the TPPI project, or the delay, suspension or cancellation of other projects included in the Company's backlog, could have a material adverse effect on the Company's business or results of operations.

Uncertainty Regarding Client Relationships

      Although the Company's subsidiaries in the engineering, construction and consulting services business have numerous clients and the Company historically has not had a continuing dependence on any single client, one or a few clients has in the past and may in the future contribute a substantial portion of the Company's consolidated revenues in any one year, or over a period of several consecutive years, due to the size of major engineering and construction projects. The unexpected loss of business from any one of such customers could have a material adverse effect on the Company's business or results of operations.

Size and Uncertainty of Timing of Contracts

      The Company's contract award prospects include a number of large-scale domestic and international projects. The large size and uncertain timing of these projects can create variability in the Company's contract award pattern. Consequently, future contract award trends are difficult to predict with certainty. In addition, the timing of receipt of revenue by the Company from engineering and construction projects can be affected by a number of factors outside the control of the Company and its subsidiaries. Frequently, the subsidiary's services on a project take place over extended periods of time, and are subject to unavoidable delays from weather conditions, unavailability of material and equipment from vendors, changes in the scope of services requested by clients, or labor disruptions. Uncertainty of the timing of contract execution and performance can also present difficulties in matching workforce size with contract needs. In some cases, the Company must maintain and bear the cost of maintaining the availability of a workforce larger than called for under existing contracts in anticipation of future workforce needs in connection with the execution and performance of contracts not yet received, which may ultimately be delayed, modified or canceled.

Uncertainty Regarding International Nature of Business

      A significant portion of the Company's business services are and are expected to continue to be performed for clients located outside of the United States. During 1997, services performed for and products sold to clients outside the U.S. accounted for approximately 50.2% of the Company's total revenues. The Company's international operations and offices in foreign countries give rise to political and economic uncertainties relating to, among other things, U.S. and foreign trade restrictions; foreign government stability; foreign economic stability; tariffs; export controls; government regulation (including the Foreign Corrupt Practices Act); patent and trademark availability, protection and registration; foreign exchange restrictions which limit the repatriation of investments and earnings therefrom; changes in taxation or international tax treaties; military action and other hostilities or confiscation of property. The Company attempts to hedge against such risks, where possible, using contractual protection and insurance coverage. However, there can be no assurance that such measures will be effective in reducing the risks associated with international operations.

      The Company's revenues from the Asian region have created a particular risk resulting from the Asian financial crisis. Projects in which the Company is involved, including the TPPI project, have been suspended or delayed, and perhaps jeopardized, by such crisis. The Company may experience decreases in demand for its products and services as a result of the continuation of financial instability in Asia which could have a material adverse effect on the Company's business and results of operations.

      The Company is subject to currency exchange risks to the extent that its purchases and sales occur outside the U.S. and to the extent that it is unable to denominate its purchases or sales in U.S. dollars, or otherwise shift to its customers or suppliers, the risks of currency exchange rate fluctuations. The Company attempts to hedge against currency risks, where possible, by using foreign exchange contracts and avoiding concentrations of credit risk. However, there can be no assurance that such measures will be effective in reducing the risks associated with international operations.

Risk of Technological Changes

      The Company believes that it has a leading position in technology associated with the design and construction of plants which produce ethylene, which it protects and develops with patent registrations, license restrictions, and a research and development program. This technology position is subject to the risk that others may develop competing processes which could affect the Company's pre-eminent position.

Risks Due to Fixed, Maximum or Unit Priced Contracts

      An increasing number of the Company's contracts for the provision of engineering and construction services are fixed, maximum or unit price contracts. Under fixed, maximum or unit price contracts, the Company's subsidiaries agree to perform the contract for a fixed price and as a result, benefit from costs savings, but are unable to recover for any cost overruns. Under fixed price incentive contracts, the Company shares with the customer any savings up to a negotiated ceiling price and carries some or all of the burden of costs exceeding the negotiated ceiling price. Contract prices are established based in part on cost estimates which are subject to a number of assumptions, such as assumptions regarding future economic conditions. If in the future these estimates prove inaccurate, or circumstances change, cost overruns can occur and can cause a material adverse effect on the Company's business and results of operations.

Contract Performance Risk

      In certain circumstances, the Company or its subsidiaries guarantee facility completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in additional costs and the amount of such additional costs could exceed project profit margins. Performance problems for existing and future contracts, whether fixed, maximum or unit priced, could cause actual results of operations to differ materially from those anticipated by the Company.

Uncertainties in Government Contracts

      Several of the Company's subsidiaries' significant contracts are contracts with agencies of the U.S. Government. Generally, Government contracts are subject to oversight audits by Government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice at the Government's convenience and with payment of compensation only for work done and commitments made at the time of termination. In the event of termination, the Company generally will receive some allowance for profit on the work performed. In some cases, Government contracts are subject to the uncertainties surrounding congressional appropriations or agency funding. Government business is subject to specific procurement regulations and a variety of socio-economic and other requirements. Failure to comply with such regulations and requirements could lead to suspension or debarment, for cause, from future Government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs.

Environmental, Safety and Health Risks

      It is impossible to predict the full impact of future legislative or regulatory developments relating to environmental protection and occupational health and safety issues on the Company's operations, because the standards to be met, as well as the technology and length of time available to meet those standards, continue to develop and change. The Company's business is primarily that of a professional service provider. Therefore, although regulations and statutes which relate to manufacturing and other non-service operations are not likely to adversely impact the Company's business directly, they may adversely impact the Company's subsidiaries' clients, causing a decrease in demand for the Company's services.

Potential Liability for Services Relating to Toxic and Hazardous Materials and the Ability to Insure Such Risks

      The Company's engineering and consulting services involve professional judgments about the nature of soil and water conditions and other physical conditions, including the extent to which toxic and hazardous materials are present, and about the probable effect of procedures to mitigate problems or otherwise impact those conditions. If those judgments and the recommendations based upon them do not result in the anticipated consequences, losses to the Company's subsidiaries' clients can occur for which such clients may seek to hold the Company liable. In addition, projects often involve nuclear, hazardous and/or highly regulated material, the improper characterization, handling, or disposal of which could constitute violations of federal, state or local statutes, and result in criminal and civil liabilities.

      The Company and its subsidiaries attempt to insure against risks for professional liability, workers compensation, and general and automobile claims up to certain policy limits. There can be no assurance that the dollar amount of the Company's liabilities, if any, will not exceed the insurance coverage limits. In addition, there can be no assurance that environmental impairment insurance coverage will continue to be available in the insurance market.

Other Impact of Environmental Regulation

      Much of the Company's subsidiaries' business is generated either directly or indirectly as a result of federal and state laws, regulations and programs related to environmental issues. United States regulatory enforcement has fluctuated, and one of the key environmental laws, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), has not yet received congressional reauthorization. Accordingly, changes of environmental laws and regulations, or changes in governmental policies regarding the funding, implementation or enforcement of such programs, could have a material adverse effect on the Company's business. In addition, such laws and regulations often subject the Company's subsidiaries to stringent regulation in the conduct of their operations. The principal federal environmental legislation affecting the Environmental/Infrastructure Division of the Company's principal engineering subsidiary and its clients include: the National Environmental Policy Act of 1969 ("NEPA"), the Resource Conservation and Recovery Act of 1976 ("RCRA"), the Clean Air Act, the Federal Water Pollution Control Act, and the Superfund Amendments and Reauthorization Act of 1986 ("SARA"). It is possible that additional laws and regulations may be adopted which could have significant impact on the Company and the clients of its subsidiaries.

      Although the liabilities imposed by CERCLA, as amended by SARA, (and other environmental legislation) are usually more directly related to the Company's clients, they could, under certain circumstances, give rise to liability on the part of the Company as a result of its subsidiaries efforts in completing client assignments that involve transportation or disposal of contaminated samples or other hazardous materials belonging to its clients or arising from certain historic activities as discussed below under Litigation Risks. Liabilities imposed by CERCLA can be joint and several where other parties are involved.

Litigation Risks

      The Company and certain subsidiaries have been named as defendants, along with others, in legal actions claiming damages in connection with engineering and construction projects and other matters. Most of the legal actions involve claims for personal injury or property damage which occur from time to time in connection with services performed relating to project or construction sites and other actions that arise in the normal course of business, including employment-related claims and contractual disputes. Such contractual disputes normally involve claims relating to the performance of equipment design or other engineering services or project construction services provided by subsidiaries of the Company.

      The Company and certain of its subsidiaries have possible liabilities relating to environmental pollution. While no governmental authority has sought redress from the Company or its subsidiaries (except in the case of one subsidiary in connection with claims made with respect to clients of that subsidiary) nor has the Company been determined to be a Potentially Responsible Party by the federal or any state or local governmental authority, some information has been requested from the Company with regard to environmental matters, and there can be no assurance that the Company will not be named as a party in such matters. Based on presently known facts and existing laws and regulations, the Company believes that it has valid legal defenses and that the costs associated with such matters, including legal costs, should be mitigated by the presence of other entities which may be Potentially Responsible Parties, by contractual indemnities, and by insurance coverage, but there can be no assurance that such defenses will prevail, that the presence of such mitigating factors will prove adequate or that the Company will not be held liable in connection with such matters in amounts that would have a material adverse effect on the Company's business and results of operations.

Attraction and Retention of Professional Personnel

      The Company's ability to attract and retain qualified engineers, scientists and other professionals, either through direct hiring or acquisition of other firms employing such professionals, will be an important factor in determining the Company's future success. The market for these professionals is competitive, and there can be no assurance that the Company and its subsidiaries will be successful in its efforts to attract and retain such professionals.

Availability of Additional Acquisition Targets

      The Company's ongoing acquisition program is an element of its growth strategy for expanding its services. Consequently, the future growth of the Company depends in part upon the successful continuation of its acquisition program. The Company may encounter substantial competition in its efforts to acquire companies or entities which meet its acquisition criteria. There can be no assurance that the Company will succeed in locating or acquiring appropriate acquisition candidates at price levels and on terms and conditions that the Company considers appropriate.

                                   THE COMPANY

      The business of the Company is described in the Company's most recent Annual Report on Form 10-K, which is incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                      SECURITIES COVERED BY THIS PROSPECTUS

      The shares of Common Stock covered by this Prospectus consist of 2,742,858 shares which may be issued or delivered from time to time in connection with future business combinations, mergers and acquisitions. The consideration for such combinations, mergers and acquisitions may consist of cash, assumption of liabilities, evidences of debt, Common Stock or a combination thereof. In general, the terms of such combinations, mergers and acquisitions will be determined by direct negotiations between representatives of the Company and the owners or principal executives of the companies or other entities to be so combined, acquired or merged or the assets of which are to be acquired, and the factors taken into account will include, among other things, the established quality of management, earning power, cash flow, growth potential, facilities and locations of the companies or other entities to be acquired or merged, and the market value of the Common Stock. It is anticipated that the shares of the Common Stock issued or delivered in connection therewith will be valued at a price reasonably related to the market value of the Common Stock either at the time the terms of the combination, acquisition or merger are tentatively agreed upon, or at or about the time or times such shares are issued or delivered.

      Persons who directly or indirectly control, are controlled by, or are under common control with, companies or other entities which are acquired by or merged or combined with the Company may be deemed to be engaged in a distribution of securities, and therefore underwriters of securities within the meaning of Section 2(11) of the Securities Act, if such persons offer or sell any Shares covered by this Prospectus other than in accordance with the provisions of paragraph (d) of Rule 145 under the Securities Act or pursuant to an effective registration statement. Rule 145(d) provides that such persons will not be deemed to be underwriters if (a) among other things, (i) the Company has complied with certain reporting requirements of the Exchange Act, (ii) the amounts of such shares sold fall within certain volume limitations, (iii) such shares are sold only in brokers' transactions within the meaning of Section 4(4) of the Securities Act or in a manner otherwise permitted by Rule 144 under the Securities Act, (iv) such persons do not solicit or arrange for the solicitation of orders to buy such shares in anticipation of or in connection with the sale thereof, and (v) such persons do not make any payments in connection with the offer or sale thereof to any persons other than the brokers executing the orders to sell such shares; (b) such persons are not affiliates of the Company and have been the beneficial owners of the Shares for at least one year, and the Company has complied with certain reporting requirements of the Exchange Act; or (c) such persons are not, and have not been for at least three months, affiliates of the Company and have been the beneficial owners of the Shares for at least two years.

                          DESCRIPTION OF CAPITAL STOCK

General Description

      The Restated Certificate of Incorporation, as amended, of the Company (the "Restated Certificate") authorizes the issuance of 2,000,000 shares of Preferred Stock, no par value, and 40,000,000 shares of Common Stock, $1.00 par value per share. At June 30, 1998, there were 12,793,789 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. Should Preferred
Stock be issued in the future, holders thereof will have preferential rights over holders of Common Stock with respect to dividends, liquidation and certain other matters and may be entitled to vote under certain circumstances.

      The following description summarizes certain provisions of the Restated Certificate relating to the Common Stock, Preferred Stock, Series A Junior Participating Preferred Stock and Rights to Purchase Series A Junior Participating Preferred Stock. For a full description, reference is made to the Restated Certificate which is an exhibit to the Registration Statement of which this Prospectus is a part.

Description of Common Stock

Dividends Rights

      Subject to the preferential rights of holders of Preferred Stock should any Preferred Stock be issued in the future, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor.

Voting Rights and Other Matters

      Subject to the voting rights of holders of Preferred Stock should Preferred Stock be issued in the future, holders of the Common Stock exclusively possess voting power for all purposes. The voting rights are non-cumulative.

      The directors of the Company are divided into three classes with the number of directors fixed by or in accordance with the By-laws divided equally so far as possible among the classes. At each annual election, one class of directors is elected by vote of a majority of the Company's outstanding voting stock for a term of three years. Special voting provisions apply to any change in the number of directors, to the filling of vacancies on the Board of Directors when not filled by the remaining directors and to the removal of directors without cause under certain circumstances. In addition, with certain exceptions, the Restated Certificate requires the affirmative vote of two-thirds of the Company's outstanding voting stock to authorize specified corporate transactions (including certain mergers, sale of substantially all of the Company's assets and the like) involving the Company, or any subsidiary of the Company, and any owner of 5% or more of the Company's outstanding voting stock. The foregoing special voting provisions may only be changed upon a specified vote of the directors and/or stockholders of the Company.

      In addition to the provisions referred to in the preceding paragraph, the Restated Certificate contains provisions pertaining to so-called "front-end loaded" tender offers and similar transactions where an initial acquisition of a substantial portion of the outstanding stock of a company is followed by a second step transaction (such as a merger) in which the shares held by the stockholders who did not participate in the first transaction are to be acquired at a lower price. These provisions require that a second step transaction initiated by a holder of at least 10% of the outstanding voting stock of the Company be approved by 80% of all outstanding voting stock and a majority of the publicly held voting stock (i.e., not including the 10% holder's shares). Neither the Company and its subsidiaries nor any trustee or Committee under any employee pension, stock ownership, savings or similar employee benefit plan is considered a 10% holder. The aforementioned votes will not be required where the purchase of the Company's shares by the 10% holder in the second step transaction is for consideration equal to or greater than the highest price previously paid by the 10% holder to acquire shares of a class or an amount bearing the same or a greater percentage relationship to the then market price of shares of any class of which the 10% holder has previously acquired shares as the highest price per share paid by the 10% holder in the earlier transaction(s) by which the 10% holder achieved that status, bears to the lower of the market price of shares of such class of shares immediately prior to the public disclosure of, or the commencement of, such earlier transaction(s). The consideration must be payable either in cash or in the same form of consideration given for the majority of the shares of the class previously acquired by the 10% holder. Any amendment of the provisions described in this paragraph requires the approval of 80% of all outstanding voting stock and a majority of the publicly held voting stock (i.e., not including the shares held by the 10% holder). The Restated Certificate also requires the Board of Directors, when evaluating a merger, reorganization, tender offer or other similar proposal, to consider all relevant factors, including the social, legal and economic effects of the transaction as well as alternative measures of the Company's value.

Liquidation Rights

      Subject to the preferential rights of holders of Preferred Stock should any Preferred Stock be issued in the future, in the event of any liquidation, dissolution or winding up of the Company, or any reduction of its capital resulting in any distribution of its assets to its stockholders, the holders of Common Stock are entitled to receive, pro rata, all the remaining assets of the Company available for distribution to its stockholders.

Pre-emptive Rights

      No holder of shares of Common Stock has preferential, pre-emptive or other rights to subscribe for or purchase any stock of the Company of any class, or securities convertible into stock.

Liability for Future Calls or Assessments

      All outstanding shares of Common Stock are fully paid and non-assessable.

Limitations on Rights of Common Stock

      See " -- Description of Preferred Stock" below for a description of the limitations that would be placed on the Common Stock by the rights of the Preferred Stock, should any Preferred Stock be issued in the future. See " -- Description of Series A Junior Participating Preferred Stock and Rights to Purchase Series A Junior Participating Preferred Stock" below for a description of the provisions that would have the effect of delaying, deferring or preventing a change of control of the Company in the event of an extraordinary corporate transaction.

Description of Preferred Stock

      Preferred Stock may be issued from time to time in one or more series and the Company's board of directors (the "Board"), without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking or purchase fund or agreement and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The purpose of authorizing the Board to determine such rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

      The Restated Certificate authorizes the issuance of 2,000,000 shares of Preferred Stock. At June 30, 1998 no shares of Preferred Stock had been issued.

Description of Series A Junior Participating Preferred Stock and Rights to Purchase Series A Junior Participating Preferred Stock

      The descriptions of the Series A Junior Participating Preferred Stock and the Rights to Purchase Series A Junior Participating Preferred Stock are contained in the Company's Registration Statements filed under Section 12 of the Exchange Act, which are incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                                  LEGAL OPINION

      The validity of the Shares offered hereby will be passed upon by Palmer & Dodge LLP, Boston, Massachusetts, counsel for the Company.

                                     EXPERTS

      The consolidated financial statements as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 incorporated by reference from the Company's Annual Report to Shareholders into the Company's Annual Report on Form 10-K for the year ended December 31,
1997, have been incorporated by reference in this Prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

      Section 145 of the DGCL grants the Company the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Company where the person involved is adjudged to be liable to the Company except to the extent approved by a court.

      Paragraph 14 of Article Sixth of the Company's Restated Certificate of Incorporation as amended (the "Restated Certificate") provides that the Company shall indemnify each director, officer, employee and agent of the Company, his or her, heirs, executors, administrators and all other persons whom the Company is authorized to indemnify under the provisions of the DGCL, to the fullest extent permitted by law, (a) against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), or in connection with any appeal therein or otherwise, and (b) against all expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of any action or suit by or in the right of the Company, or in connection with any appeal therein, or otherwise.

      Pursuant to Section 102(b)(7) of the DGCLs, Paragraph 15 of Article Sixth of the Company's Restated Certificate eliminates a director's personal liability for monetary damages to the Company and its stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director's duty of loyalty to the Company or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, the unlawful payment of dividends or repurchase of stock, or a transaction from which the director derived an improper personal benefit.

      The Company has purchased form the American International Group a Directors and Officers Liability and Company Reimbursement policy under which the directors and officers of the Company and its subsidiaries are insured against loss arising from any claim made against them by reason of any wrongful act in their respective capacities as directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

      (a) Exhibits

      Number      Exhibits
      ------      --------


        *2 Agreement and Plan of Merger among Stone & Webster, Incorporated, Stone & Webster Management Consultants, Inc., Stone & Webster Acquisition Corp., Power Technologies, Inc. and the Principal Shareholders of Power Technologies, Inc. named therein, dated as of April 20, 1998 (filed herewith). Pursuant to Item 601(b)(2) of Regulation S-K, the schedules referred to in the Merger Agreement are omitted. The Registrant hereby undertakes to furnish supplementary a copy of any omitted schedule to the Commission upon request.

         3        Articles of Incorporation and By-laws:

        * (i) The Restated Certificate of Incorporation of Registrant, as amended.

        *         (ii) The By-laws of Registrant, as amended.

         4 Instruments defining the rights of security holders, including indentures:


                  (i) As of December 31, 1997, Registrant and its subsidiaries had outstanding long-term debt (excluding current portion) totaling approximately $22,510,000 principally in connection with mortgages relating to real property for a subsidiary's office building, and in connection with capitalized lease commitments for the acquisition of certain computer equipment. None of these agreements is filed herewith because the amount of indebtedness authorized under each such agreement does not exceed 10 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis; the Registrant hereby undertakes to furnish copies of such agreements to the Commission upon request.


       ** (ii) Rights Agreement, dated as of August 15, 1996, between Stone & Webster, Incorporated and ChaseMellon Shareholder Services, L.L.C., which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B (incorporated by reference to Exhibit 1.1 to Registrant's Registration Statement on Form 8-A filed on August 16, 1996.)

        *5        Opinion of Palmer & Dodge LLP.

        *8.1 Opinion of Palmer & Dodge LLP as to certain federal income tax matters.

        *8.2 Opinion of Nixon, Hargrave, Devans & Doyle LLP as to certain federal income tax matters.

         10       Material Contracts:

       ** (a) 1997 Stock Plan for Non-employee Directors of Stone & Webster, Incorporated (incorporated by reference to Exhibit 10(c) to Registrant's Form 10-K for the fiscal year ended December 31, 1996).


                  (b) Form of agreements between Registrant and Named Executive Officers of Registrant, dated as of August 31, 1995 and subsequent dates, relating to certain employment arrangements that would become operable only in the event of a "change of control" (as defined in the form of agreement) (filed herewith).

       ** (c) The following forms of agreements with H. Kerner Smith relating to employment with Registrant as Chairman, President and Chief Executive Officer are incorporated by reference to
                  Exhibit 10(e) to the Registrant's Form 10-K for the fiscal year ended December 31, 1995: a form of Employment Agreement filed therewith as Exhibit 10(e)(i); a form of Change of Control Employment Agreement filed therewith as Exhibit 10(e)(ii); and a form of Stock Option Grant filed therewith as
                  Exhibit 10(e)(iii). An Amendment dated January 15, 1997 to the Employment Agreement (10)(e)(i) is incorporated by reference to Exhibit 10(e)(iv) of Registrant's Form 10-K for the fiscal year ended December 31, 1996.

       ** (d) Non-employee Director Deferral Plan (incorporated by reference to Exhibit 10(f) to Registrant's Form 10-K for the fiscal year ended December 31, 1997).

       ** (e) Annual Incentive Compensation Plan, as approved at the Registrant's 1998 Annual Meeting of Shareholders on May 14, 1998 (incorporated by reference to Exhibit 10(g) to Registrant's Form 10-K for the fiscal year ended December 31,
                  1997).

        * (f) Long-Term Incentive Compensation Plan, as approved and amended at the Registrant's 1998 Annual Meeting of Shareholders on May 14, 1998.

       **13 (i) 1997 Annual Report to Shareholders for the fiscal year ended December 31, 1997 (Financial Section) (incorporated by reference to Exhibit 13(i) to Registrant's Form 10-K for the fiscal year ended December 31, 1997).

       ** (ii) Report of Independent Accountants (incorporated by reference to Exhibit 13(iii) to Registrant's Form 10-K for the fiscal year ended December 31, 1997).

       **21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Registrant's Form 10-K for the fiscal year ended December 31, 1997).



         23.1 Consent of PricewaterhouseCoopers LLP, independent accountants to Stone & Webster, Incorporated (filed herewith).


         23.2 Consent of Marvin and Company, P.C., independent accountants to Power Technologies, Inc. (filed herewith).


        *23.3     Consents of Palmer & Dodge LLP (contained in Exhibits 5 and
                  8.1).

        *23.4     Consent of Nixon, Hargrave, Devans & Doyle LLP (contained in
                  Exhibit 8.2).

        *24       Power of Attorney.

         99.1 Power Technologies, Inc. Proxy and Voting Instructions Form (filed herewith).

         99.2     Form of Shareholders' Committee Agreement (filed herewith).

----------
 * Indicates exhibit previously filed on June 29, 1998.

** Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference. Exhibits filed with periodic reports of Stone & Webster, Incorporated were filed under Commission File No. 1-1228.


      (b) Financial Statement Schedules

            (i) Financial Statement Schedules have been previously filed as part of Registrant's Form 10-K for the fiscal year ended December 31, 1997.

Item 22. Undertakings

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Boston, Commonwealth of Massachusetts, on July 16, 1998.


                                    STONE & WEBSTER, INCORPORATED


                                    By: /s/ H. Kerner Smith
                                        ------------------------------------
                                        H. Kerner Smith, Chairman, President
                                        and Chief Executive Officer






      Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated and on July 16, 1998.


Signature                        Title

/s/ H. Kerner Smith              Chairman, President and Chief
--------------------------       Executive Officer
H. Kerner Smith                  (Principal Executive Officer)



            *                    Executive Vice President
--------------------------       (Duly Authorized Officer and Chief Financial
Thomas L. Langford               Officer)


            *                    Vice President and Controller
--------------------------       (Duly Authorized Officer and Principal
Daniel P. Levy                   Accounting Officer)


            *                    Director
--------------------------
Donna F. Bethell



                                 Director
--------------------------
Frank J.A. Cilluffo


            *                    Director
--------------------------
Elvin R. Heiberg III

            *                    Director
--------------------------
Kent F. Hansen


            *                    Director
--------------------------
David N. McCammon


            *                    Director
--------------------------
J. Angus McKee


            *                    Director
--------------------------
John P. Merrill, Jr.


            *                    Director
--------------------------
Bernard W. Reznicek


            *                    Director
--------------------------
Peter M. Wood

* By /s/ H. Kerner Smith
     ---------------------
         H. Kerner Smith
         Attorney-in-Fact

                                  EXHIBIT INDEX

      Exhibit
      Number                     Description of Exhibits
      ------                     -----------------------


        *2 Agreement and Plan of Merger among Stone & Webster, Incorporated, Stone & Webster Management Consultants, Inc., Stone & Webster Acquisition Corp., Power Technologies, Inc. and the Principal Shareholders of Power Technologies, Inc. named therein, dated as of April 20, 1998 (filed herewith). Pursuant to Item 601(b)(2) of Regulation S-K, the schedules referred to in the Merger Agreement are omitted. The Registrant hereby undertakes to furnish supplementary a copy of any omitted schedule to the Commission upon request.

         3        Articles of Incorporation and By-laws:

        * (i) The Restated Certificate of Incorporation of Registrant, as amended (filed herewith).

        *         (ii) The By-laws of Registrant, as amended (filed herewith).


         4 Instruments defining the rights of security holders, including indentures:

                  (i) As of December 31, 1997, Registrant and its subsidiaries had outstanding long-term debt (excluding current portion) totaling approximately $22,510,000 principally in connection with mortgages relating to real property for a subsidiary's office building, and in connection with capitalized lease commitments for the acquisition of certain computer equipment. None of these agreements is filed herewith because the amount of indebtedness authorized under each such agreement does not exceed 10 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis; the Registrant hereby undertakes to furnish copies of such agreements to the Commission upon request.


       ** (ii) Rights Agreement, dated as of August 15, 1996, between Stone & Webster, Incorporated and ChaseMellon Shareholder Services, L.L.C., which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B (incorporated by reference to Exhibit 1.1 to Registrant's Registration Statement on Form 8-A filed on August 16, 1996.)

        *5        Opinion of Palmer & Dodge LLP.

        *8.1 Opinion of Palmer & Dodge LLP as to certain federal income tax matters.

        *8.2 Opinion of Nixon, Hargrave, Devans & Doyle LLP as to certain federal income tax matters.


         10       Material Contracts:


       ** (a) 1997 Stock Plan for Non-employee Directors of Stone & Webster, Incorporated (incorporated by reference to Exhibit 10(c) to Registrant's Form 10-K for the fiscal year ended December 31, 1996).


                  (b) Form of agreements between Registrant and Named Executive Officers of Registrant, dated as of August 31, 1995 and subsequent dates, relating to certain employment arrangements that would become operable only in the event of a "change of control" (as defined in the form of agreement) (filed herewith).

       ** (c) The following forms of agreements with H. Kerner Smith relating to employment with Registrant as Chairman, President and Chief Executive Officer are incorporated by reference to
                  Exhibit 10(e) to the Registrant's Form 10-K for the fiscal year ended December 31, 1995: a form of Employment Agreement filed therewith as Exhibit 10(e)(i); a form of Change of Control Employment Agreement filed therewith as Exhibit 10(e)(ii); and a form of Stock Option Grant filed therewith as
                  Exhibit 10(e)(iii). An Amendment dated January 15, 1997 to the Employment Agreement (10)(e)(i) is incorporated by reference to Exhibit 10(e)(iv) of Registrant's Form 10-K for the fiscal year ended December 31, 1996.

       ** (d) Non-employee Director Deferral Plan (incorporated by reference to Exhibit 10(f) to Registrant's Form 10-K for the fiscal year ended December 31, 1997).

       ** (e) Annual Incentive Compensation Plan, as approved at the Registrant's 1998 Annual Meeting of Shareholders on May 14, 1998 (incorporated by reference to Exhibit 10(g) to Registrant's Form 10-K for the fiscal year ended December 31,
                  1997).

        * (f) Long-Term Incentive Compensation Plan, as approved and amended at the Registrant's 1998 Annual Meeting of Shareholders on May 14, 1998.

       **13 (i) 1997 Annual Report to Shareholders for the fiscal year ended December 31, 1997 (Financial Section) (incorporated by reference to Exhibit 13(i) to Registrant's Form 10-K for the fiscal year ended December 31, 1997).

       ** (ii) Report of Independent Accountants (incorporated by reference to Exhibit 13(iii) to Registrant's Form 10-K for the fiscal year ended December 31, 1997).

       **21      Subsidiaries of the Registrant (incorporated by reference to
                  Exhibit 21 to Registrant's Form 10-K for the fiscal year ended December 31, 1997).

         23.1 Consent of PricewaterhouseCoopers LLP, independent accountants to Stone & Webster, Incorporated (filed herewith).

         23.2 Consent of Marvin and Company, P.C., independent accountants to Power Technologies, Inc. (filed herewith).

        *23.3     Consents of Palmer & Dodge LLP (contained in Exhibits 5 and
                  8.1).

        *23.4     Consent of Nixon, Hargrave, Devans & Doyle LLP (contained in
                  Exhibit 8.2).

        *24       Power of Attorney (included in the signature page hereto).

         99.1 Power Technologies, Inc. Proxy and Voting Instructions Form (filed herewith).

         99.2     Form of Shareholders' Committee Agreement (filed herewith).

----------
 *  Indicates exhibit previously filed on June 29, 1998.

** Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference. Exhibits filed with periodic reports of Stone & Webster, Incorporated were filed under Commission File No. 1-1228.